Exhibit 99.1

ANNUAL INFORMATION

FORM

For the fiscal year ended December 31, 2021

Dated March 22, 2022

2	Annual Information Form

3	Annual Information Form

PRELIMINARY COMMENTS

In this annual information form (“Annual Information Form”), unless the context otherwise requires, Nouveau Monde Graphite Inc. is referred to as the “Corporation” or “Nouveau Monde”. The information in this Annual Information Form is dated as at December 31, 2021, unless indicated otherwise. Unless otherwise specified in this Annual Information Form, numbers and price of the common shares of the Corporation (the “Common Shares”) and any other information on securities convertible into Common Shares are stated on a post-Consolidation basis after giving effect to the Consolidation (as defined herein).

Unless otherwise indicated in this Annual Information Form, all references to “$”, “CAD” or “dollars” refer to Canadian dollars and all references to “US$” or “USD” refer to United States (U.S.) dollars.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained in this Annual Information Form including, but not limited to, those relating to the Corporation’s future results, the Corporation’s development activities and production plans, including the intended construction and commissioning timeline of the Matawinie Mine (as defined herein), the Bécancour Battery Material Plant (as defined herein), the Coating Demonstration Plant (as defined herein), the Shaping Demonstration Plant (as defined herein) and the intended operation and performance of the Shaping Demonstration Plant, the Purification Demonstration Plant (as defined herein) and the Flake Demonstration Plant (as defined herein), the economic performance and product development efforts, as well as the Corporation’s achievement of milestones, the impact of the COVID-19 pandemic (“COVID-19”) on the Corporation’s operations, the future outlook, corporate development and strategy of the Corporation, the Corporation’s projected capital expenditures, the estimates of mineral resources and mineral reserves, the Corporation’s green and sustainable lithium-ion active anode material initiatives, the government regulation of mining operations, environmental regulation and compliance, the realization of the expected economics of the construction and operation of the Matawinie Mine project and the Bécancour Battery Material Plant project, the ability to obtain sufficient financing and the permitting required for the development of the Matawinie Mine project and the Bécancour Battery Material Plant project, business opportunities that become available to, or are pursued by the Corporation, and any information as to the future plans and outlook for the Corporation, constitute ''forward-looking information'' or ''forward-looking statements'' (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, and are based on expectations, estimates and projections as of the time of this Annual Information Form. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including general business and economic conditions; there being no direct operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19; the limited financial resources available to the Corporation, the uncertainty regarding regional and global financial stability; the outbreak of war between Russia and Ukraine; the dependence of the Corporation’s operations on an uninterrupted supply of production inputs, and other supplies and resources; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; the risk that exploration data may be incomplete and additional work may be required to complete further evaluation, including but not limited to drilling, engineering, and socioeconomic studies and investment; the timing of the receipt of necessary regulatory and governmental permits and approvals for the Matawinie Mine project and Bécancour Battery Material Plant project; the availability of financing for the Corporation’s development of its properties and construction of its facilities and installations on reasonable terms; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; increased costs, delays, suspensions and technical challenges associated with the development of the Matawinie Property and the

4	Annual Information Form

Bécancour Battery Material Plant project; the ability to attract and retain skilled staff; development and production timetables; competition and market risks; pricing pressures; the accuracy of the Corporation’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; the fact that certain business improvement initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this Annual Information Form are still in the early stages and may not materialize; business continuity and crisis management; current technological trends; the business relationship between the Corporation and its stakeholders; the ability to operate in a safe and effective manner; the timely delivery and installation of the equipment supporting the production; the Corporation’s business prospects, opportunities and estimates of the operational performance of the equipment and such other assumptions and factors as set out herein and in this Annual Information Form, and such statements are not guarantees of future performance.

The words “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress”, or the negative of these terms or variations of or similar such words and phrases or statements that certain actions, events or results ''may'', ''could'', ''would'', or ''should'', ''might'', or "making progress", ''working towards'', ''will occur'' or ''will be achieved'' and similar expressions identify forward-looking statements.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Corporation to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favourable terms for the Corporation, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Corporation’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Corporation’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of COVID-19 and the governments’ responses thereto, general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks, general business risks, and those factors discussed in the section entitled “Risk Factors” in this Annual Information Form. Unpredictable or unknown factors not discussed in this cautionary statement could also have material adverse effects on forward-looking statements.

The above list is non-exhaustive and non-exclusive. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important risk factors and future events could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements.

The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this Annual Information Form was obtained from third-party sources and industry reports, publications, websites and other publicly available information. The Corporation believes that the market and industry data presented throughout this Annual Information Form is accurate as of the date of publication, but there

5	Annual Information Form

can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and industry data presented throughout this Annual Information Form are not guaranteed and the Corporation does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Corporation believes it to be reliable, as of the date of publication, Corporation has not independently verified any of the data from third-party sources referred to in this Annual Information Form, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and industry data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, certain of these publications, studies and reports were published before COVID-19 and therefore do not reflect any impact of COVID -19 on any specific market of globally.

CAUTIONARY NOTICE REGARDING MINERAL RESERVES AND MINERAL RESOURCE ESTIMATES

Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this Annual Information Form were prepared in accordance with Canadian National Instrument 43-101 for the Standards of Disclosure for Mineral Projects (“NI 43-101”). The disclosure included in this Annual Information Form use the terms “Pre-Feasibility Study,” “Feasibility Study,” “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” “Measured Mineral Resource,” “Mineral Reserve,” “Probable Mineral Reserve,” and “Proven Mineral Reserve” in connection with the presentation of resources, as each of these terms is defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in this Annual Information Form have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes the Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United Securities and Exchange Commission (the “SEC”). Accordingly, mineral resource and reserve information included in this Annual Information Form may not be comparable to similar information made public by United States companies reporting pursuant to SEC reporting and disclosure requirements.

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

The Corporation was formed on December 31, 2012 pursuant to the Canada Business Corporation Act (the “CBCA”) under the name “Nouveau Monde Mining Enterprises Inc. / Entreprises minières du Nouveau-Monde Inc.” as a result of the amalgamation of “Tucson Acquisition Corporation”, a capital pool company, and “New World Mining Enterprises Inc. / Entreprises minières du Nouveau-Monde Inc.”, a private company located in Gatineau, Québec. On February 6, 2017, the Corporation filed articles of amendment in order to change its name to “Nouveau Monde Graphite Inc.”. On March 24, 2021, the Corporation filed articles of amendment in order to implement the Consolidation on the basis of the Consolidation Ratio.

The Corporation’s head and registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0.

6	Annual Information Form

INTERCORPORATE RELATIONSHIPS

As of the date of this Annual Information Form, the Corporation beneficially owns 100% of the voting shares of Nouveau Monde District Inc., incorporated under the CBCA and 100% of the voting shares of Nouveau Monde Europe Limited, incorporated under the Companies Act 2006 (United Kingdom). Nouveau Monde District Inc. currently holds properties in Saint-Michel-des-Saints and will continue purchasing other properties if need be. Nouveau Monde Europe Limited has been created on October 12, 2020.

The following diagram illustrates the aforementioned intercorporate relationships between the Corporation and its material subsidiaries as at the date of this Annual Information Form:

GENERAL DEVELOPMENT OF THE BUSINESS

INTRODUCTION AND GENERAL OUTLOOK

The Corporation is a Québec-based company who is striving to become a key contributor to the sustainable energy revolution. The Corporation is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion battery (“LiB”) and fuel cell markets, and other value-added graphite products (“VAP”). With low-cost operations and enviable environmental, social and governance (“ESG”) standards, the Corporation aspires to become a strategic supplier to the world’s leading battery and auto manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability.

7	Annual Information Form

The Corporation’s activities are currently focused on the Matawinie Mine project and the Bécancour Battery Material Plant project, both of which are progressing concurrently towards commercial operations.

Bécancour Battery Material Plant Project
Phase 2 – Bécancour Battery Material Plant	Feasibility study underway, scheduled to be completed in Q2-2022.
Phase 1 – Battery Material Demonstration Plants
Shaping Demonstration Plant	Since February 2020, the Corporation has been operating one commercial-scale shaping unit. A second unit is scheduled to be added in H1-2022.
Purification Demonstration Plant	The purification demonstration unit is currently in production with a 2,000 tonnes per annum (“tpa”) nameplate capacity.
Coating Demonstration Plant	The Corporation is currently building its first coating module with a 2,000 tpa nameplate capacity. Commissioning is expected to commence in H1-2022.
Matawinie Mine Project
Phase 2 – Matawinie Mine	Civil works started in Q3-2021; the access road has been completed along with some earthworks.
Phase 1 – Matawinie Mine Demonstration Plant
Flake Demonstration Plant	Since September 2018, the Corporation has been operating a flake concentration demonstration plant.

BÉCANCOUR BATTERY MATERIAL PLANT PROJECT

The Corporation’s planned commercial VAP transformation plant (the “Bécancour Battery Material Plant”) deployment strategy is divided in two phases. Phase 1 is currently under development in its existing facilities in Saint-Michel-des-Saints and in Olin Corporation’s (“Olin”) facility in the industrial park of Bécancour, Québec. The Bécancour Battery Material Plant for Phase 2 is planned to be located on a 200,000 m2 parcel of land located in the industrial park of Bécancour, Québec, which the Corporation announced it had acquired on January 21, 2021, with geotechnical works for construction and environmental baseline studies having begun. The Corporation’s Phase 2 site for the Bécancour Battery Material Plant is strategically situated for large-scale anode material production, with proximity to potential customers, access to key utilities (e.g., water, hydropower, gas), an adjacent chlor-alkali producer which provides access to key consumables, a skilled workforce and an adjacent deep-water international port on the St. Lawrence River.

The Bécancour Battery Material Plant will be equipped to produce a wide range of graphite-based advanced materials through onsite micronization, spheronization, purification and coating transformation units. At this modular facility, the Corporation will initially target a Phase 1 of 2,000 tpa capacity with a planned expansion to 42,000 tpa production of anode material and 3,000 tpa of purified jumbo flakes for the Phase 2, with an evaluation underway to increase capacity as demand increases in battery and specialty markets. The engineering firm BBA Inc. (“BBA”) has been awarded the mandate

8	Annual Information Form

to complete a front-end loading feasibility study (“FEL-3”) for the Bécancour Battery Material Plant. For further details on the risk factors associated with the Bécancour Battery Material Plant, see “Risk Factors” in this Annual Information Form.

Figure – Computer-Generated Illustration of the Planned Bécancour Battery Material Plant

Phase 1 – Demonstration Plants

Shaping Demonstration Plant

The Corporation has been operating a demonstration plant since February 2020 (the “Shaping Demonstration Plant”). The Shaping Demonstration Plant allows the Corporation to optimize the process parameters for two essential aspects of the future anode material production, micronization and spheronization, to manufacture dense spherical graphite

9	Annual Information Form

particles with the highest possible yield and throughputs using the feedstock from the high purity flake concentrate from the Flake Demonstration Plant.

Figure – Shaping Demonstration Plant

The micronization process typically uses jet or hammer mills to decrease graphite concentrate flakes to the desired size, before being split into different size fractions using an air classifier. Spheronization modifies the micronized graphite further by rounding the graphite shape in preparation for use as battery anode material. The Corporation’s Shaping Demonstration Plant uses flake concentrate feedstock from its Flake Demonstration Plant and processes it through a micronization system to decrease the average flake size to <45 micrometre (“μm”). The micronization unit has the capacity to produce from 120 to 180 kilograms (“kg”) of micronized graphite per hour (“kg/hr”), which is fed through the two spheronization systems at 125 kg/hr in total. The Corporation has tested the production of 7 µm to 35µm sized spheronized graphite and achieved yields of >60%.

The Corporation has collaborated with a western world equipment manufacturer over the last year to test a new shaping technology. The successful results have led the Corporation to purchase another commercial-scale module, which can serve as a micronizer or spheronizer based on its configuration. The new equipment has the capacity to produce up to 1,250 kg/hr of micronized graphite or 215 kg/hr of spheronized graphite, thereby approximately tripling the Corporation’s production capability. Site preparation has started at the Shaping Demonstration Plant ahead of the delivery and installation. The equipment commissioning is expected to be carried out in H1-2022 for a production start and ramp up during 2022.

Purification Demonstration Plant

In January 2021, the Corporation started the construction of a purification demonstration plant (the “Purification Demonstration Plant”) within existing space at Olin’s facility in the industrial park of Bécancour, Québec. On October 26, 2020, the Corporation signed a five-year agreement with Olin, the largest chlor-alkali producer in the world, for the use of commercial space and to supply chemical consumables and site services to support the commercialization of the Corporation’s low-carbon, thermochemical purification process.

Traditional graphite purification techniques, not employed by the Corporation, utilize a combination of harmful acids or energy intensive thermal processes to reach battery-grade purity. In order to maintain a minimal environmental footprint with a focus on sustainable operations, the Corporation employs its proprietary carbochlorination purification technology, which lowers the temperatures required to reach battery grades of 99.95% concentrate graphite (“Cg”) and can utilize Québec’s low-cost, renewable hydropower to operate.

The construction of the Corporation’s first two commercial-scale pilot plant purification modules within the existing space at Olin’s facility was completed in H2-2021. The scalable furnaces have a nameplate capacity of 2,000 tpa. In H2-2021, the

10	Annual Information Form

Corporation produced spherical purified graphite demonstrating the performance of its proprietary purification ecotechnology; samples confirmed purity of +99.99% Cg, above the level required for energy applications.

Figure –Purification Demonstration Plant

Coating Demonstration Plant

The final process step to produce anode material consists of the application of an amorphous carbon coating on the surface of the 99.95% Cg spheronized purified graphite, from a carbon precursor in order to minimize the surface area and improve the stability of the solid-electrolyte-interface and optimize the cycle life and long-term performance in the battery system. The Corporation is advancing with the deployment of its coated spherical purified graphite (“CSPG”) production with the construction of its Phase 1 coating line for the production of up to 2,000 tpa of anode material (the “Coating Demonstration Plant” and, collectively with the Shaping Demonstration Plant and the Purification Demonstration Plan, the “Battery Material Demonstration Plants”). Although some have been delayed due to the worldwide logistics disturbances, most of the deliveries have arrived at the Coating Demonstration Plant over Q4-2021 and Q1-2022.

It is expected that the flake graphite feedstock for the Battery Material Demonstration Plants will be sourced primarily from the Flake Demonstration Plant that has been in operation since 2018 in Saint-Michel-des-Saints. However, flake

11	Annual Information Form

graphite concentrate purchased from third parties may also be used to complement from time to time the required supply, to qualify other sources of graphite and quantify the process parameters adjustment needed for various flake concentrate.

Figure – Site of the Corporation’s Phase 1 and Phase 2 Plants in Bécancour

Port
Olin's facility for Phase 1
St. Lawrence Seaway
NMG land for Phase 2
Rail system & pipe rack
Highway

Battery Material Demonstration Plants Capital Costs & Operating Costs

The Battery Material Demonstration Plants are currently under development and it is estimated that the total capital cost estimate (“Capex”) of the project is $37 million. As at December 31, 2021, it is estimated that $10 million remains to be spent on the project until July 1, 2022 to complete delivery and commissioning of the new commercial-scale shaping unit and the construction of the Coating Demonstration Plant.

Table – Summary of Capital Cost Estimate of the Battery Material Demonstration Plants

Capex Financial Metrics	Phase 1: 2,000 tpa Facilities1) (2)
(M $)
Direct cost	31
Indirect cost	5
Contingency	1
Total Capex	37

Notes:

(1)	Excludes owner's cost, provision for escalation and taxes and duties.
(2)	Based on internal estimate made by the Corporation’s technical team.

12	Annual Information Form

De-Risking by Building Significant Battery Material Demonstration Plants and Strategic Research and Development (“R&D”)

The production of CSPG used as anode material in LiB involves three major process steps, namely shaping, purification and coating. Since early 2020, the Corporation has been operating one shaping module of commercial-scale in which it has processed nearly 2,200 batches to confirm the optimized process parameters and equipment performance profile to be implemented to consistently produce within customers’ specifications. Significant equipment improvements and modifications were implemented on-site to achieve an optimum operating throughput and overall yield while maintaining constant “in-spec” quality material. Ongoing internal R&D programs on the shaping process are targeting manufacturing excellence by the enhancement of fundamental understanding of fluid dynamics and air flows by using as-built scan, numerical modelling and adoption of advanced automation and artificial intelligence technologies. The Corporation is also expecting the delivery of another commercial-scale shaping module at its facilities in Q2-2022 to approximately triple its spherical graphite production capacity.

The Corporation developed its proprietary thermochemical process for the construction of the Purification Demonstration Plant, which was completed in H2-2021 at Olin’s facility adjacent to the Corporation’s industrial site, with a 2,000 tpa nameplate capacity.

The final process step to produce anode material consists of coating the purified spherical graphite with a carbon-based material to minimize the surface area and enhance the stability of the solid electrolyte interface. The Corporation is currently in the construction phase of the 2,000 tpa capacity Coating Demonstration Plant that is scheduled to be commissioned in H1-2022. The Corporation is of the view that its strategy of de-risking the process by investing in a rapid deployment of a first scalable-complete module will allow a faster product qualification with LiB cell makers and more efficient and reliable engineering development.

As announced on October 5, 2021, the Corporation has completed the commissioning of its state-of-the-art laboratory at its Battery Material Demonstration Plants in Saint-Michel-des Saints, an addition to the Corporation’s existing quality testing facilities. The Corporation’s dedicated new laboratory provides in-house capacity, flexibility and speediness in testing advanced materials and specifications for potential customers. The new lab facility comprises ultramodern equipment covering a range of technical measurements, namely particle size, tapped density, coin cell cycling with full coin cell preparation equipment, ICP trace element analysis, BET specific surface area as well as particle morphology, coating quality and impurity analysis by SEM-EDX, in support to the Corporation’s Phase 1 anode material production.

Project Timeline and Estimated Costs

Given the favourable economics revealed in the front-end loading pre-feasibility study (“FEL-1”) prepared by the Corporation for the Bécancour Battery Material Plant, the Corporation has commenced the FEL-3, based on the results from the demonstration modules, which is expected to be completed in the first half of 2022. As announced on November 16, 2021, the Corporation is carrying out its feasibility study to reflect the Corporation’s integrated business model for a comprehensive planning, cost projection, and development framework. The FEL-1 evaluated various strategies to optimize the deployment of the project, including advancing directly to the enhanced FEL-3 program that includes detailed engineering of certain portions of the project and a modular construction and commissioning sequence enabling an initial production capacity to be available earlier, while construction activities are being completed. The project development pathway beyond detailed design and initiation of the construction phase will be determined by financial partnerships and customer commitments.

13	Annual Information Form

Table – Summary of the Estimated Costs and Description of Work

Technical Engineering development: Process design & flow sheets, piping & instrumentation diagram, equipment design, plant layouts & infrastructure design, Capex & Opex AACE Class 3 estimate	$10.9 million
Hydro-Québec Power line front-end study: Hydro-Québec 120 kv connection and single line diagram, construction planning and cost estimate	$0.4 million
Land geotechnical study: Core drilling, rock and soil analysis, civil design criteria	$0.1 million
Environmental study: Phase 2 baseline study with wildlife inventory, surface and underground water	$0.1 million
Total	$11.5 million

As at December 31, 2021, it is estimated that the aggregate amount of $6.9 million remains to be spent on the project until June 30, 2022 to complete the FEL-3.

MATAWINIE MINE PROJECT

Matawinie Graphite Property

The Matawinie Graphite Property includes 378 mining claims forming 7 non-contiguous claim blocks totalling 21,028 hectares as at December 31, 2021 and 392 mining claims forming 7 non-contiguous claim block totalling 21,750.75 hectares as at the date of this Annual Information Form (the “Matawinie Graphite Property”). The Tony claims block, which is part of the Matawinie Graphite Property and which is also known as the “Mining Property”, consists of 145 contiguous map-designated claims totalling 7,543.86 hectares as at December 31, 2021 and 159 contiguous map-designated claims totalling 8,266.42 hectares as at the date of this Annual Information Form. The main objective of exploration work on the Mining Property entails the identification of graphite mineralization with the goal to economically extract this critical and strategic mineral. The Corporation’s Matawinie Mine project is at a development stage with ongoing detailed engineering and construction targeting the Mining Property’s West Zone, the subject of the Technical Report (as defined below). Other exploration stage mineralized zones are also present on the Mining Property. Defined terms and abbreviations used in this section and not otherwise defined in this Annual Information Form have the meanings attributed to them in the Technical Report.

The Mining Property is located approximately 120 km as the crow flies North of Montréal, Québec in the Saint-Michel-des-Saints area. The Matawinie Graphite Property, including the West Zone, is easily accessible using the Corporation’s newly built approximately 8 km access road connected to the local highway and is close to high quality infrastructure, including services and high-voltage power lines, which are needed for industrial activities.

All-Electric Open-Pit Mine

The Corporation intends to electrify its operations on the Matawinie Graphite Property, which would make it one of the first all-electric open-pit operations in the world (the “Matawinie Mine”). On December 10, 2018, the Corporation filed a technical report entitled NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project with an effective date as of July 10, 2018 and an issue date as of December 10, 2018 (the “Technical Report”), the results of which were announced by the Corporation on October 24, 2018. See “Description of the Mineral Properties – The Matawinie Graphite Property” in this Annual Information Form. The Matawinie Mine’s economics are being updated as part of the feasibility study being conducted for the combined Matawinie Mine and Bécancour Battery Material Plant projects, in alignment with the 43-101 standards, in order to reflect the Corporation’s integrated business model for comprehensive planning, cost projection, and development framework.

Flake Concentration Demonstration Plant

The Corporation operates a graphite flake concentration demonstration plant (the “Flake Demonstration Plant”) since September 2018. The Flake Demonstration Plant has a capacity to produce 1,000 tpa of high-purity natural graphite concentrate using mineralization from the West Zone deposit, part of its Matawinie Graphite Property. In addition to

14	Annual Information Form

demystifying the future mining operations for the local community with an aim of achieving a high degree of social acceptability, the operation has allowed the Corporation to:

»	qualify products with customers and establish sales;
»	test and improve processes for optimized production; and
»	recruit and train employees ahead of commercial operations.

R&D Ecosystem and Industry Leadership

The Corporation has entered into agreements with Hydro-Québec to research and develop graphite anode materials used to make LiBs. A world-renowned innovation hub, Hydro-Québec’s Center of Excellence in Transportation Electrification and Energy Storage is developing some of the world’s most advanced battery material technologies for electric vehicles (“EV”) and other energy storage applications. Through this partnership, Hydro-Québec’s broad intellectual property portfolio and leading-edge facilities provide a springboard for the Corporation’s technological developments and commercialization activities. The Corporation also holds a license to commercialize Hydro-Québec’s graphite anode material technologies and position Québec in the LiB value chain. The Corporation is currently evaluating if it will use the Hydro-Québec technologies within the Bécancour Battery Material Plant or its own developed processes. In addition, the Corporation also maintains a portfolio of R&D projects to refine its line of specialty products based on market demands and innovations. To this end, the Corporation is working with a number of industry-leading technical institutions in Canada such as, among others, the National Research Council Canada, the Institut national de la recherche scientifique (INRS), Corem, McGill University and University of Sherbrooke.

OBJECTIVES

The Corporation’s main commercial business objectives from the date of this Annual Information Form and up to the next 12 to 18 months, subject to proper financing being secured in a timely manner, are, in no particular order, the following:

»	Continuation of safe operations and environmental stewardship at the Corporation’s Phase-1 facilities and construction sites, anchored in the Corporation’s zero-harm philosophy.
»

Construction and commissioning of the Corporation’s Phase-1 coating line with a 2,000 tpa nameplate capacity to produce CSPG, the final stage of value-added transformation for graphite materials to enter battery manufacturing.

»

Completion of a NI 43-101 bankable feasibility study for the large-scale Phase-2 Bécancour Battery Material Plant and the Matawinie Mine to reflect the Corporation’s integrated business model for comprehensive planning, cost projection, and development framework.

»	Signing of a long-term strategic agreement with an anchor customer for the Corporation’s Phase-2 CSPG production.
»	Advancement of Phase-2 Matawinie Mine construction through detailed engineering, procurement, and on-site civil works.
»	Increased production of custom advanced graphite materials meeting battery and EV makers’ specifications with a focus on quality, high purity, lot-by-lot consistency, and battery-grade performance.
»	Structuring and securing project financing for the construction and development of the Corporation’s Phase 2: the Bécancour Battery Material Plant and the Matawinie Mine.
»

Continued dialogue and engagement with local stakeholders, including the First Nations communities of Manawan (Atikamekw) and Wôlinak (Abénakis), to promote a shared perspective, maximize local benefits, and enhance projects’ integration within their communities.

15	Annual Information Form

»

Delivering on the Corporation’s carbon neutrality commitment via the Climate Action Plan and pursuing its Sustainability Action Plan to elevate the Corporation’s policies, programs, and partnerships, and improve its global ESG performance.

THREE-YEAR HISTORY

The events described below have influenced the general development of the business of the Corporation during the last three fiscal years of the Corporation ended December 31, 2019, 2020 and 2021 and up to the date of this Annual Information Form. Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers and price of the Common Shares and any other information on securities convertible into Common Shares provided in this section are stated on a post-Consolidation basis after giving effect to the Consolidation.

Fiscal Year Ended December 31, 2019

For the period between January 1, 2019 and December 31, 2019, the Corporation’s continued primary focus was the filing of the Environmental and Social Impact Assessment (“ESIA”) with the Ministère de l'Environnement et de la Lutte contre les changements climatiques (“MELCC”) in respect of the Matawinie Mine, the construction and commissioning of the Shaping Demonstration Plant as well as the engineering of the Purification Demonstration Plant.

Filing of the ESIA for the Matawinie Mine with the MELCC

On April 11, 2019, the Corporation announced that it had filed its ESIA for the Matawinie Mine with the MELCC. The filing of the ESIA was an important step in the permitting of the Matawinie Mine by the ministerial authorities, which rendered its decision by decree.

On December 17, 2019, the Corporation announced that it had obtained confirmation from the Québec Government of the eligibility of its ESIA for the Matawinie Mine after it had been analyzed by 25 provincial ministries and bodies. The MELCC asked the Bureau d’audiences publiques sur l’environnement (the “BAPE”) to form a commission of inquiry to consult the population about the Matawinie Mine. The MELCC set the start date of the BAPE’s mandate to January 27, 2020.

Matawinie Mine Project Update

On November 5, 2019, the Corporation announced the completion of several milestones regarding the development of its Matawinie Mine project, including that it had awarded SNC-Lavalin, in partnership with Seneca and Boucher-Lachance Architects, the contract for detailed engineering and procurement services for the construction of its concentrator.

On December 3, 2019, the Corporation announced that it had completed its drilling program and pre-construction preparations at the West Zone deposit of the Tony claims block, part of the Matawinie Graphite Property. From June 2019 to December 2019, 77 holes had been drilled totalling 13,350 m. The operation generated 3,928 samples that provided greater resource detail.

Bécancour Battery Material Plant Project Update

On November 12, 2019, the Corporation provided an update on its strategy to produce spherical graphite destined to LiB market. The Corporation announced the successful completion of test work and inspections of the micronization and spheronization equipment. The Corporation was also developing a thermochemical purification process to complete its market offering, adding products with a purity above 99.95%. To this end, the Corporation reserved an option to purchase 200,000 m2 of land in the Bécancour Industrial Park in Québec, Canada an area with great development potential for the electric battery sector due to the low cost of energy, availability of labor, access to logistical infrastructure and proximity to the U.S. market. The Corporation announced that it intended to build the Bécancour Battery Material Plant for the production of anode material for LiB at an initial capacity of 35,000 tpa for the first phase, and then up to 100,000 tpa, with potential supply agreements with other graphite suppliers.

16	Annual Information Form

On December 20, 2019, the Corporation announced the receipt of the first commercial-scale spheronization and micronization equipment at its Shaping Demonstration Plant as part of its strategy to supply the LiB market with a high-purity, sustainable and ethically sourced product.

Sustainable Development Technology Canada

On August 20, 2019, the Corporation announced that it had secured a $4,250,000 technology commercialization grant from a federally-funded Sustainable Development Technology Canada program. The grant will be used to build the Purification Demonstration Plant, a value-added graphite purification processing facility.

Award of Excellence in Sustainable Development at the Recognition Gala of the Québec Mineral Association

On October 25, 2019, the Corporation announced that it had won the Award of Excellence in Sustainable Development at the Recognition Gala of the Québec Mineral Association (“QMEA”) on October 23, 2019. Honoring the dynamism and entrepreneurship of businesses and individuals involved in the development of mineral exploration, the QMEA highlighted the high standards of sustainable development implemented by the Corporation as part of its Matawinie Mine project.

Offtake and Joint Marketing Agreement with the Traxys Group

On February 14, 2019, the Corporation announced it had entered into an offtake and joint marketing Agreement (the “Offtake and Joint Marketing Agreement”) with the Traxys Group (“Traxys”) for flake graphite concentrate to be produced at the Flake Demonstration Plant. Traxys is a global commodity trading and logistics company with operations in North and South America, Europe, Africa, the Far East and greater China and India. For each of the first two years, Traxys shall market, for customer product prequalification purposes, 200 tonnes of flake graphite concentrate (400 tonnes in total) from the Flake Demonstration Plant. Thereafter, 25,000 tonnes of flake graphite product shall be sold through Traxys by the Corporation for each of the first 5 years of the Corporation’s commercial production (the full-scale term), at a price per tonne to be determined between the parties. Traxys shall have the exclusive right to market, distribute and resell the flake graphite products to Traxys’ customer base. Traxys shall be entitled to receive from the Corporation a marketing fee for its services, established at market conditions.

Atikamekw First Nation

On April 23, 2019, the Corporation entered into a pre-development agreement (the “PDA”) with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw for the Matawinie Mine project. The PDA outlines the respective rights and interests of all parties with respect to pre-development activities and provides a guideline for negotiating an impact and benefit agreement (the “IBA”) relating to the Matawinie Mine project. According to the PDA, the parties support the development of the Flake Demonstration Plant in a manner that respects the environment, sustainability principles, culture, and lifestyle of the Atikamekw First Nation. As part of the PDA, the Corporation shall provide training, employment and business opportunities to members of the Atikamekw Nation, as well as establish a joint training fund with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw.

Board of Directors and Management Appointments

On May 28, 2019, the Corporation announced the appointment of two new members to its Board of Directors: Mr. Arne H Frandsen, Co-Managing Partner of The Pallinghurst Group, and Mr. Christopher Shepherd, Managing Director and Head of Corporate Finance of The Pallinghurst Group. The Corporation also announced the appointment of two new members to the Matawinie Mine project team: Mrs. Martine Paradis was appointed Vice-President, Chief Engineer Infrastructure and Environment, and Mr. Alain Dorval was appointed Vice-President, Chief Engineer Metallurgy and Process.

On June 28, 2019, the Corporation announced that the following eight candidates were all elected as members to its Board of Directors during its annual general and special meeting of shareholders held on June 21, 2019: Mr. Yannick Beaulieu, Mr. Patrice Boulanger, Mr. Eric Desaulniers, Mrs. Nathalie Jodoin, Mr. Marc Prud’homme, Mr. Christopher Shepherd, Mr. Arne H Frandsen and Mr. Pierre Renaud. Mr. Guy Bourassa withdrew his candidacy as director.

17	Annual Information Form

On September 16, 2019, the Corporation announced the appointment of a new member to its Board of Directors: Mr. Daniel Buron, Executive Vice-President and Chief Financial Officer of Domtar Corp. The Corporation also announced the appointment of two new members to its team: Mr. Sylvain Descombes was appointed Vice President, Project Mine and Concentrator, and Mr. Éric Deslauriers was appointed Procurement Manager. Mr. Patrice Boulanger relinquished his seat on the Board of Directors to join the management team as Vice President, Marketing, Business Development and R&D.

On October 31, 2019, the Corporation announced the appointment of three new members to its management team: Mr. Philippe Legault was appointed Vice President, Human Resources, Mrs. Christina Lalli was appointed Director, Investor Relations, and Mrs. Julie Paquet was appointed Director, Communications.

On November 12, 2019, the Corporation announced the appointment of Mr. René Boisvert as VAP Project Manager to its technical team.

On December 20, 2019, the Corporation announced the appointment of Mr. Pierre-Luc St-Hilaire as Operations Director for the Flake Demonstration Plant. In parallel, Mr. Karl Trudeau stepped down as Chief Operating Officer.

Issuances for Cash Consideration

Short Form Base Shelf Prospectus dated January 10, 2019

On January 10, 2019, the Corporation filed a short form base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada (except the territories), allowing the Corporation to offer Common Shares, debt securities, convertible securities, subscription receipts and warrants or any combination thereof for up to a maximum of $300,000,000 during a 25-month period.

Pallinghurst Private Placement and Institutional Private Placement

On April 3, 2019, the Corporation announced that it entered into a subscription agreement in connection with a non-brokered private placement with Pallinghurst Graphite Limited (“Pallinghurst Graphite”), for an amount of $10,298,875 and pursuant to which Pallinghurst Graphite agreed to subscribe for 43,825,000 Common Shares, at a price of $0.235 per Common Share (pre-Consolidation) (the “Pallinghurst Private Placement”). The Corporation also announced its intention to complete a second private placement with selected existing institutional shareholders and other investors (the “Institutional Private Placement”).

On April 25, 2019, the Corporation announced the closing of the Pallinghurst Private Placement of 43,825,000 Common Shares at a price of $0.235 per Common Share (pre-Consolidation) for aggregate gross proceeds of $10,298,875. In the context of the Pallinghurst Private Placement, Pallinghurst agreed not to sell its Common Shares for up to two years following the closing date of the Pallinghurst Private Placement, subject to conditions.

On June 28, 2019, the Corporation announced the closing of the Institutional Private Placement of 42,345,213 Common Shares at a price of $0.235 per Common Share (pre-Consolidation) for aggregate gross proceeds of $9,951,125.

2019 Unsecured Financing

On June 28, 2019, the Corporation announced that it has closed an unsecured financing with Pallinghurst Graphite for an aggregate amount of $2,000,000, minimizing shareholder dilution and bearing interest at a rate of 9 % per year (the “2019 Unsecured Financing”). The capital and the accrued interest were to be repaid at the latest on June 27, 2020.

Other

During the fiscal year ended December 31, 2019, 250,000 stock options were exercised by members of the Board of Directors, employees and consultants of the Corporation at a weighted average exercise price of $0.20 (pre-Consolidation) in respect of which the Corporation received $50,000 and issued 250,000 Common Shares (pre-Consolidation). During the

18	Annual Information Form

same period, the Corporation granted 5,775,000 stock options (pre-Consolidation) to members of the Board of Directors, employees and consultants of the Corporation to purchase the same number of Common Shares (pre-Consolidation).

During the fiscal year ended December 31, 2019, no warrants were exercised by shareholders of the Corporation.

During the fiscal year ended December 31, 2019, no broker warrants were exercised by agents or intermediates.

Fiscal Year Ended December 31, 2020

For the period between January 1, 2020, and December 31, 2020, the Corporation’s continued primary focus was to obtain the Québec Government’s environmental decree authorizing the Matawinie Mine project (the “Decree”), start construction of its Bécancour Battery Material Plant, and launch demonstration operations for its VAP.

Municipality of Saint-Michel-des-Saints Collaboration Agreement

On January 24, 2020, the Corporation announced the signing of a collaboration and benefit-sharing agreement between the Corporation and the municipality of Saint-Michel-des-Saints for the Matawinie Mine (the “Saint-Michel-des-Saints Collaboration Agreement”). The Saint-Michel-des-Saints Collaboration Agreement was based on requests expressed by local stakeholders, on sustainable development principles, and on an agreement in principle reached in August 2018. According to the Saint-Michel-des-Saints Collaboration Agreement, which shall cover the Matawinie Mine’s entire commercial operating life, the Corporation shall contribute up to 2% of its net cash flow after taxes to the municipality of Saint-Michel-des-Saints to boost community spinoffs and reinvestment. An annual advance payment of $400,000 will help the municipality of Saint-Michel-des-Saints prepare and upgrade, if necessary, its infrastructure prior to the start of the mine’s operating period. Through a liaison committee, which is complementary to the monitoring committee that will be established as per the Mining Act (Québec), the municipality will also have the chance to actively participate in shaping, implementing and monitoring the Matawinie Mine project. The Corporation will also contribute 1% of its net cash flow after taxes to a community fund for the future to help stimulate developmental projects in Upper Matawinie that have a social, economic and environmental impact. The community fund will be administered by a trust organization and will promote things such as economic sustainability and community vitality beyond the mine’s operating period.

Matawinie Mine Project Update

On January 28, 2020, the Corporation announced the renewed support for the Matawinie Mine and provided an update on its social acceptability efforts. The most recent survey conducted by Marketing Léger Inc. confirmed favourable reception of the Matawinie Graphite Property, with 82% of respondents calling the project positive or very positive. The results have remained consistent, with an equivalent rate of support (83% in 2018 and 82% in 2019) and viewpoints that remain positive regarding economic benefits (89%) and community integration with respect to quality of life (76%) and the environment (70%). In addition to refining the project, open dialogue with the community has helped identify avenues for integration and revealed a strong interest in training, employment and business opportunities.

On March 19, 2020, the Corporation announced an updated pit-constrained mineral resource estimate for its West Zone deposit, located in the Tony claims block, which is part of its Matawinie Graphite Property. See “Technical Information Update as of the Date of this Annual Information Form”.

On March 30, 2020, the Corporation provided an update on the progress of its Matawinie Mine project and announced that it remained focused on its business objectives despite the social and economic disruptions brought by the COVID-19 pandemic. The development of the mine and concentrator for the Matawinie Graphite Property continued to advance; detailed engineering of the site for the concentrator and the process continued in teleworking format with team members and consultants; the class 2 estimate was expected to be completed at the end of Q3-2020 as well as the commissioning of long-lead equipment; and work required for the Matawinie Mine project permitting was also progressing. Exceptional measures were temporarily deployed to get through this period of economic instability, including the temporary

19	Annual Information Form

suspension of operations at the Flake Demonstration Plant and the temporary layoff of some hourly, administrative and maintenance personnel.

On April 15, 2020, the Corporation announced that it mandated Hydro-Québec to carry out the preliminary project encompassing the development, installation and operation of a 120-kV electrical line that will supply its Matawinie Mine and help the Corporation meet its carbon-neutrality targets. The goal is to connect the Matawinie Mine and its concentrator to the power network via a dedicated line expected to be powered up for the start of the Matawinie Mine’s operations.

On June 26, 2020, the Corporation announced that it had received the report and recommendations of the BAPE regarding its Matawinie Mine project. The inquiry commission positively evaluated the economic, environmental, and social parameters developed by the Corporation, and pointed out opportunities for enhancement.

Bécancour Battery Material Plant Project Update

On February 26, 2020 the Corporation announced the successful commissioning of its demonstration micronization and spheronization line. The first samples of spherical graphite attested the performance of the secondary transformation process developed by the Corporation. The successful commissioning of the commercial-scale equipment received at the Flake Demonstration Plant on December 20, 2019 will allow the Corporation to move forward with its strategy to supply the LiB market with a product that is ethically and sustainably extracted and processed.

On March 30, 2020, the Corporation announced that, in parallel to the promising preliminary results obtained at its micronization and spheronization unit, planning for the construction of the Purification Demonstration Plant continued for the purification of spherical graphite.

On October 27, 2020, the Corporation announced a five-year agreement with Olin which covered the commercial space for operations, site services and the supply of certain raw materials to implement the Corporation’s thermochemical purification operations. The Corporation intends to construct two pilot commercial-scale purification furnaces within Olin’s existing facility in the industrial park of Bécancour, Québec.

On November 12, 2020, the Corporation announced that its advanced graphite-based anode material outperformed leading Asian commercial producers. The Corporation’s reversible capacity (or energy density) performed at 365 milliamp hours per gram (“mAh/g”), above the 360 mAh/g of Asian peers, with similar charging efficiency, and above the minimum customer specifications requirement of 350 mAh/g. The Corporation also announced that its proprietary carbon coating technology would be incorporated into the Coating Demonstration Plant.

Assignment and Assumption Agreement with Pallinghurst Graphite

On December 17, 2020, the Corporation and Pallinghurst Graphite entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) pursuant to which, and subject to the terms of the Assignment and Assumption Agreement, the rights and obligations of Pallinghurst Graphite under the Pallinghurst Transactions had been assigned to Pallinghurst Graphite International Limited (“Pallinghurst International”), an entity that has control over Pallinghurst Graphite.

Board of Directors and Management Appointments

On September 1, 2020, the Corporation announced role changes at its Board of Directors to guide its corporate development strategy. Mr. Arne H Frandsen, co-founder of The Pallinghurst Group, now serves as Chair of the Board of Directors, and Mr. Daniel Buron, Executive Vice President and Chief Financial Officer of Domtar Corp., now serves as Lead Independent Director and Chair of the Audit Committee. The Corporation also announced the issuance of an aggregate of 1,037,587 Common Shares at a price of $0.20 per Common Share (pre-Consolidation), for an aggregate amount of $207,517, to 31 of its employees in settlement of an unpaid portion of wages owing that corresponded to a temporary proactive capital management measures put in place in response to COVID-19. The Board of Directors also granted a total

20	Annual Information Form

of 6,325,000 stock options (pre-Consolidation) to officers and directors. These stock options were granted pursuant to the terms and conditions of the Corporation’s stock option plan.

On November 30, 2020, the Corporation announced the nomination to its Board of Directors of Mrs. Nathalie Pilon and Mr. James Scarlett effective on December 1, 2020, following the decisions by Mr. Pierre Renaud and Mr. Marc Prud’homme to retire from the Board of Directors.

Collaboration Agreement with Forge Nano

On October 6, 2020, the Corporation announced that it had entered into a collaboration agreement with Forge Nano Inc. (“Forge Nano”), a corporation based in Colorado, United States, for the use of Forge Nano’s proprietary atomic laser disposition-coating technologies. The collaboration agreement sets out a multi-phase partnership, which will allow the Corporation the opportunity to commence production in the near-term, while preparing for commercial production.

Opening of the Corporation’s Office in London, United Kingdom

On November 5, 2020, the Corporation announced the opening of its first sales office outside of North America, located in London, UK, which will allow the Corporation to readily respond to the growing enquiries from local customers and other stakeholders as commercial discussions intensify with European automakers for the Corporation’s battery anode material.

Issuances for Cash Consideration

On March 19, 2020, the Corporation announced that the repayment of the 2019 Unsecured Financing of an aggregate amount of $2 million was extended to December 31, 2020. As of March 19, 2020, the other terms of the 2019 Unsecured Financing remained unchanged. The Corporation also announced the closing of a new unsecured financing with Pallinghurst Graphite for an aggregate amount of $2 million upon the same terms as the 2019 Unsecured Financing (the “2020 Unsecured Financing”), bearing an interest rate of 9% per year with the repayment of the capital and the accrued interest fixed at the latest on December 31, 2020.

On April 29, 2020, the Corporation announced the receipt of non-dilutive financing totalling approximately $5,206,905 comprising (i) non-refundable financial assistance of a maximum of $3,000,000 from the Québec Government Crown corporation Transition énergétique Québec through the “Technoclimat” program; (ii) $1,994,405 in funding closed with Investissement Québec through two loan offers (the “Loan Offers”) that were ready to be disbursed as per the Corporation’s cash flow needs, subject to the Loan Offer conditions; and (iii) a 5% increase to Sustainable Development Technology Canada’s $4,250,000 initial 2019 grant, representing an additional $212,500. The Loan Offers comprised a $641,090 loan at an interest rate equal to the prime rate plus 0.07% and a $1,353,315 loan at an interest rate equal to the prime rate. The interest is to be paid monthly throughout the term, whereas the capital is to be repaid by no later than the term’s expiry on June 30, 2021. To secure its obligations set out in the Loan Offers, the Corporation granted two first-ranking mortgages for a total of $1,994,405 covering the universality of its present and future receivables, including the universality of its tax credits.

On June 30, 2020, the Corporation announced that Canada Economic Development for Québec Regions had agreed to grant $1,500,000 in repayable funding to the Corporation to implement its secondary transformation processes to manufacture spherical purified graphite at the Bécancour Battery Material Plant.

On July 15, 2020, the Corporation announced that it had reached an agreement with Pallinghurst Graphite for financing transactions totalling approximately $20 million to fund the next phase of the Corporation’s development. The Corporation entered into a convertible bond subscription agreement (the “Pallinghurst Subscription Agreement”) with Pallinghurst Graphite pursuant to which the Corporation issued to Pallinghurst Graphite a secured convertible bond (the “Bond”) in the principal amount of $15 million (the “Bond Transaction”). Concurrently, the Corporation also entered into a royalty purchase agreement with Pallinghurst Graphite pursuant to which Pallinghurst Graphite agreed to exchange the

21	Annual Information Form

principal amount and accrued interest under its existing debt facility of approximately $5 million, including accrued interest, into a net smelter return royalty (the “Royalty”) on the Matawinie Graphite Property, with a partial buy-back option for the Corporation (the “Royalty Transaction” and together with the Bond Transaction, the “Pallinghurst Transactions”). See “Agreements with Pallinghurst Graphite”. Concurrently with the issuance of the Bond, the Corporation issued to Pallinghurst Graphite Common Share purchase warrants entitling Pallinghurst Graphite to purchase up to 75,000,000 Common Shares (pre-Consolidation), subject to customary anti-dilution clauses, at a price of $0.22 per Common Share for a period of 36 months from the issuance date of the warrants (the “Pallinghurst Warrants”). The proceeds of the Bond Transaction were to be used for the development of the Matawinie Mine and general working capital purposes of the Corporation. The approval of disinterested shareholders of the Corporation for the Pallinghurst Transactions was obtained at the annual general and special meeting of shareholders of the Corporation held on August 27, 2020. Closing of the Pallinghurst Transactions took place on August 28, 2020.

On December 31, 2020, the Corporation announced the issuance of an aggregate of 766,351 Common Shares at a price of $1.04 per Common Share (pre-Consolidation) to Pallinghurst International in settlement of interest owed on the Bond.

Other

During the fiscal year ended December 31, 2020, 1,450,000 stock options were exercised by members of the Board of Directors, employees and consultants of the Corporation, at a weighted average exercise price of $0.30, in respect of which the Corporation received $440,000 and issued 1,450,000 Common Shares (pre-Consolidation). During the same period, the Corporation granted 11,925,000 stock options (pre-Consolidation) to members of the Board of Directors, employees and consultants of the Corporation to purchase the same number of Common Shares.

During the fiscal year ended December 31, 2020, 8,722,914 warrants (pre-Consolidation) were exercised by shareholders of the Corporation, at a weighted average exercise price of $0.35, in respect of which the Corporation received $3,053,000 and issued 8,722,914 Common Shares (pre-Consolidation).

During the fiscal year ended December 31, 2020, no broker warrants were exercised by agents or intermediates.

Fiscal Year Ended December 31, 2021 and up to the date of this Annual Information Form

For the period between January 1, 2021, and December 31, 2021, the Corporation’s continued primary focus was to obtain the Decree for its Matawinie Mine project, enabling the construction of its commercial mining facilities, and to complete the construction and commissioning of its Purification Demonstration Plant.

For the period between January 1, 2022, and up to the date of this Annual Information Form, the Corporation’s continued primary focus was to advance its feasibility study for the large-scale Phase 2 Bécancour Battery Material Plant and the Matawinie Mine and to continue the construction and commissioning of its Coating Demonstration Plant.

Bécancour Battery Material Plant Project Update

On January 21, 2021, the Corporation announced it had made significant progress on the advancement of its Phase 1 purification operation at Olin’s facility in the industrial park of Bécancour, Québec. Olin’s move-in ready space had proven advantageous in accelerating preparation and construction times for the Corporation. The Corporation also announced the successful completion of the strategic acquisition of the 200,000 m² land for the Phase 2 expansion (commercial stage) in the Bécancour industrial park. This important milestone further cemented the Corporation’s vertical integration model, allowing the Corporation to benefit from full exposure to the entire “mine-to-market” battery materials value chain. Besides LiB, the Corporation’s high-purity graphite products will target high-growth markets such as fuel cells, and 5G heat dissipation foils.

On January 26, 2021, the Corporation announced it was advancing with the deployment of its environmentally friendly coated spherical purified graphite anode material. The production of coated spherical purified graphite is part of the Corporation’s broader supply of anode material to the electrical vehicle and renewable energy storage industries. The

22	Annual Information Form

Corporation has successfully completed the detailed engineering study and procurement of equipment has commenced for its Phase-1 production line. The initial capacity of the facility is targeted at 2,000 tpa with scope for significant expansion in a Phase 2. The Corporation also announced an exclusive collaboration with Professor Philippe Ouzilleau, a specialist in materials engineering from McGill University, to optimize performance and sustainability of the Corporation’s anode material for LiB. In a show of support for this project, the Québec Government had provided the Corporation with a grant to partly fund the development of the Corporation’s spherical graphite coating initiative.

The Corporation received from the MELCC an authorization dated February 17, 2021 for the thermochemical purification operations at the Purification Demonstration Plant.

On June 8, 2021, the Corporation announced that geotechnical works for construction and environmental baseline studies had started at the Corporation’s 200,000 m2 parcel of land located at Bécancour, Québec, on which the Bécancour Battery Material Plant will be located, and that BBA had been awarded the mandate to complete the FEL-3, following positive results provided by the FEL-1, and which is scheduled to be completed in Q2-2022.

On September 23, 2021, the Corporation announced the addition to Phase 1 operations of another commercial-scale shaping module as well as the advancement of the detailed engineering and the completion of procurement of all key equipment for the Phase 1 coating line for a targeted capacity of 2,000 tpa of CSPG. The Corporation also announced that it had initiated test batches at its Phase 1 Purification Demonstration Plant and that it planned to produce meaningful battery-grade samples starting in 2022 to advance the product qualification process with battery and EV manufacturers, to support the Corporation’s commercial discussions.

On November 16, 2021, the Corporation announced that the construction of the Phase 1 coating line was progressing on time and on budget. The Corporation also specified that it completed construction of its Phase 1 Purification Demonstration Plant, on budget and with limited timeline impact following delays in equipment deliveries. Samples produced at 99.99% purity in the final stages of commissioning confirmed the high-quality, battery-grade specifications of the material. The Corporation also specified that it was continuing its FEL-3 to reflect the Corporation’s integrated business model for a comprehensive planning, cost projection, and development framework.

Matawinie Mine Project Update

On February 10, 2021, the Corporation announced the Québec Government had issued the Decree authorizing the Matawinie Mine project, covering a production level of 100,000 tpa of high-quality graphite material. The Corporation’s development plan embraces sustainable development measures, including water management system, tailings co-disposal, progressive land reclamation and biodiversity protection, acclaimed by the government’s environmental experts. The Corporation is also advancing environmental engineering efforts in order to ensure optimal design of the site’s infrastructure and progressive reclamation with vegetation that bolsters biodiversity and captures carbon. The community welcomed the project as a positive contributor for socio-economic development, including direct and indirect employment. An experienced team was assembled to finalize robust project schedule, costs, authorization and execution; with tree clearing of the industrial pad and access road of the Matawinie Mine started in Q1-2021.

The Corporation received permits for tree clearing works of the industrial pad and access road of the Matawinie Mine issued by the Québec Government, including an authorization from the Ministère des Forêts, de la Faune et des Parcs dated March 4, 2021, a temporary territory occupancy permit from the Ministère de l’Énergie et des Ressources Naturelles dated February 24, 2021 and an authorization from the MELCC dated February 26, 2021, and an attestation of conformity from the municipality of Saint-Michel-des-Saints dated February 24, 2021;

On July 29, 2021, the Corporation announced the launch of civil construction works for the Matawinie Mine, including the construction of the access road connecting the local highway to the industrial platform, and the steady progress of detailed engineering, enabling the Corporation to advance its procurement efforts for construction contracts and ore processing equipment. The Corporation also specified that it concluded an agreement with Metso Outotec Canada Inc., a global

23	Annual Information Form

service provider specializing in sustainable minerals processing technologies and end-to-end solutions, to supply key mineral processing equipment required for the Matawinie concentrator plant.

On November 16, 2021, the Corporation announced that civil works were progressing at the Matawinie Mine, with the access road substantially completed at year-end and civil works on the industrial platform continuing in 2022. Also, the Corporation specified that the Technical Report for the Matawinie Graphite Property prepared pursuant to NI 43-101 will be updated and take into account the latest mineral resource update and the value-added transformation steps that are part of the Bécancour Battery Material Plant.

On December 22, 2021, the Corporation provided an overview for the year 2021, which included, among other things, an announcement regarding the continuous advancement of detailed engineering of the Matawinie concentrator plant and mining infrastructure, and the progress at year-end of overall engineering, estimated at 55%.

Agreement with Lithion Recycling

On June 10, 2021, the Corporation announced the entering into of a collaboration agreement with Lithion Recycling Inc. (“Lithion Recycling”) for the recovery and value‐added transformation of recycled graphite for reuse as anode material for LiB. The collaboration agreement is expected to leverage the Corporation’s and Lithion Recycling’s proprietary processes and expertise to promote graphite circularity and better position both companies in the evolving global market. According to the Corporation, the local, Canadian, and North American ecosystems in the strategic minerals, battery materials and electrification sectors could be strengthened by the development of a cost‐effective technical and commercial solution for recycled graphite.

Agreement with Caterpillar

On June 22, 2021, the Corporation announced the entering into of a collaboration agreement with Caterpillar Inc. under which Caterpillar Inc. will develop, test and produce Cat® “zero-emission machines” for the Matawinie Mine, with a view to becoming the exclusive supplier of an all-electric mining fleet for deployment at the Matawinie Mine by 2028.

Agreement with SD Capital Advisory Limited and GKB Ventures Limited

On July 21, 2021, the Corporation announced the appointment of SD Capital Advisory Limited and GKB Ventures Limited as joint financial advisors to assist the Corporation with the structuring and arranging of project financing, with a focus on export credit agencies, for the development of the Matawinie Mine and the Bécancour Battery Material Plant.

Research and Development

On August 13, 2021, the Corporation announced it had submitted a patent application for its proprietary thermochemical purification technology to the U.S. Patent and Trademark Office as part of its intellectual property strategy. Leveraging Québec’s hydropower, the Corporation’s technology is intended to avoid using hydrofluoric acid in favour of high temperatures and the addition of a chlor-based reagent.

On October 5, 2021, the Corporation announced the building and commissioning of an advanced laboratory and R&D facility with the in-house capacity for testing anode material and providing customized specifications to battery and EV manufacturers.

The Bond Transaction

On October 18, 2021, the Corporation announced that Pallinghurst International, the holder of the Bond, had converted the full outstanding principal amount of the Bond into Common Shares, demonstrating Pallinghurst International’s continuing support of the Corporation and its ongoing project development initiatives. Also, the Corporation specified that it elected to settle the accrued and unpaid interest owing under the Bond of $1,900,463 by issuing an additional 220,471 Common Shares at $8.62 per Common Share.

ESG

On April 13, 2021, the Corporation announced the launch of its climate action strategy for a carbon-neutral footprint. The Corporation committed to past, present and future carbon neutrality and compensated its historical emissions through the purchasing of verified carbon credits.

24	Annual Information Form

On October 14, 2021, the Corporation published its inaugural ESG report (the “ESG Report”), to disclose its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators.

On January 19, 2022, the Corporation reported, among other things, that Moody’s ESG Solutions had provided a Sustainability Rating of A2 (Robust), the second-highest grade on its rating scale, to the Corporation.

On February 24, 2022, the Corporation, in line with its prior commitments, released its Climate Action Plan (the “Climate Action Plan”) that maps its transition from a carbon-neutral production to a Net-Zero business model and reflects expectations and dialogue with its stakeholders ahead of its full-scale commercial activities. The Corporation’s commitments aim fundamentally at reducing its embedded emissions as quickly as possible and internalizing the costs for each past, present, and future tonne of CO2 emitted into the atmosphere. The Corporation has mapped its climate strategy around transparent reporting, reduction of its climate impact, transition to Net-Zero, R&D for low-carbon materials and activities, as well as industry leadership. The Corporation also reported its greenhouse gas (“GHG”) emissions for 2021 and the purchase of verified carbon credits to offset same.

Global Battery Alliance

On August 31, 2021, the Corporation announced it had been admitted as an active member of the Global Battery Alliance, a World Economic Forum’s initiative comprising leading players of the industry with a view to helping establish a circular and sustainable battery value chain.

Board of Directors and Management Appointments

On January 6, 2021, the Corporation announced the appointment of Mr. David Torralbo to the position of Chief Legal Officer and Corporate Secretary of the Corporation.

On April 6, 2021, the Corporation announced the appointment of Dr. Jürgen Köhler to its Board of Directors effective on April 1, 2021.

On May 13, 2021, the Corporation announced the appointment of Mr. Andrew Willis to its Board of Directors, effective as of that date, in replacement of Mr. Christopher Sheperd who submitted his resignation.

On January 10, 2022, the Corporation announced the appointment of Mr. Bernard Perron to the position of Chief Operating Officer of the Corporation, effective as of January 17, 2022.

On March 14, 2022, the Corporation announced the appointment of Mr. Marc Jasmin to the position of Director of Investor Relations, with a focus on the institutional investors as well as the Canadian market, effective as of March 28, 2022.

Consolidation

On March 24, 2021, the Corporation announced that, following the approval of its shareholders, it had implemented the consolidation of the Common Shares (the “Consolidation”) on the basis of one new Common Share for every ten outstanding Common Shares as of March 24, 2021 (the “Consolidation Ratio”). The Consolidation Ratio was determined by the Corporation’s Board of Directors in accordance with the parameters authorized by the Corporation’s shareholders at the Corporation’s special meeting of shareholders held on March 23, 2021. The consolidation took effect on March 24, 2021, and the Common Shares commenced trading on the TSX Venture Exchange (the “TSXV”) on a post-Consolidation basis at the open of markets on March 31, 2021..

U.S. Investor Relations Commitment

On March 14, 2022, the Corporation announced the opening of a New York corporate office to further service and interact with the U.S. investment community. The Corporation also announced the setting up of an Investor Relations function in New York, with the appointment of Mr. Mark Mitchel, of Matrix Advisors, LLC.

Issuances for Cash Consideration

On January 13, 2021, the Corporation announced that it had entered into an agreement with BMO Capital Markets (“BMO”), under which BMO had agreed to buy, on a bought deal basis, Common Shares, for gross proceeds of approximately $15 million (the “2021 Bought Deal”). The Corporation also announced that it had concurrently launched a non-brokered private placement for total gross proceeds of approximately $5 million, on the same terms as the 2021

25	Annual Information Form

Bought Deal, with institutional investors (the “2021 Private Placement”). On January 20, 2021, the Corporation announced the closing of the 2021 Bought Deal pursuant to which the Corporation issued an aggregate of 11,896,750 Common Shares at a price of $1.45 per Common Share (pre-Consolidation) for gross proceeds to the Corporation of $17,250,288, which included the exercise, in full, by BMO of the over-allotment option granted by the Corporation to purchase an additional 1,551,750 Common Shares at a price of $1.45 per Common Share (pre-Consolidation). Pallinghurst International and Charles-Armand Turpin, insiders of the Corporation, purchased, respectively, 2,379,316 and 690,000 Common Shares (pre-Consolidation) pursuant to the 2021 Bought Deal. On February 12, 2021, the Corporation announced the closing of the 2021 Private Placement for gross proceeds of $5.75 million pursuant to which the Corporation issued an aggregate of 3,965,516 Common Shares at a price of $1.45 per Common Share (pre-Consolidation). Investissement Québec, acting as mandatary for the Québec Government, subscribed for 3,172,413 Common Shares (pre-Consolidation), and Pallinghurst International, an insider of the Corporation, subscribed for the remainder of the Common Shares.

On February 1, 2021, the Corporation announced it had secured $16.5 million from the exercise of the Pallinghurst Warrants. Pallinghurst International transferred those warrants to its shareholders on January 29, 2021, with the objective of offering the direct opportunity to invest further in the Corporation through the exercise of those warrants.

On February 16, 2021, the Corporation announced the evaluation of an additional listing on a major U.S. stock exchange and the calling of a special meeting of its shareholders for the purpose of seeking authorization from the Corporation’s shareholders to enable the Board of Directors to consider a consolidation of the Common Shares at a ratio that will result in a post-Consolidation price that meets the listing requirements for the selected U.S. stock exchange.

On March 26, 2021, the Corporation filed a preliminary base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada (excluding the territories) in order to enable the Corporation to offer Common Shares, debt securities, convertible securities, subscription receipts and warrants or any combination thereof for up to a maximum of $500,000,000 during a 25-month period.

On March 29, 2021, the Corporation announced that it had filed an application to list the Common Shares on the New York Stock Exchange (the “NYSE”).

On May 19, 2021, the Corporation announced that it had received approval for the listing of its Common Shares on the NYSE and that its shares were expected to commence trading on the NYSE on May 24, 2021 under the symbol “NMG”. On the same day, the Corporation filed the final base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada (excluding the territories) in order to enable the Corporation to offer Common Shares, debt securities, convertible securities, subscription receipts and warrants or any combination thereof for up to a maximum of $500,000,000 during a 25-month period.

On June 23, 2021, the Corporation announced the closing of an underwritten public offering (the “2021 Offering”) of 7,915,000 of its Common Shares, which included the partial exercise by the underwriters of their option to purchase additional Common Shares, at a price of US$7.50 per Common Share for aggregate gross proceeds of US$59,362,500.

On July 23, 2021, the Corporation announced the closing of a non-brokered private placement (the “IQ Private Placement”) of Common Shares pursuant to which the Corporation issued to Investissement Québec, acting as mandatory for the government of Québec, a total of 1,978,750 Common Shares at a price of $9.25 per Common Share for proceeds to the Corporation of approximately $18.3 million. The IQ Private Placement was launched concurrently with the 2021 Offering.

On January 21, 2022, the Corporation announced that it had filed a prospectus supplement establishing a new at-the-market equity offering (the “ATM Offering”). Canaccord Genuity is acting as lead agent for the ATM Offering and B. Riley and Roth Capital Partners are acting as co-agents. The ATM Offering allows the Corporation to offer for sale and issue up to US$75 million (or the equivalent in Canadian dollars) of Common Shares from time to time, at the Corporation’s

26	Annual Information Form

discretion. The Corporation also specified that it had filed on SEDAR and on EDGAR amendment no. 1 dated January 19, 2022 to the Corporation’s short form prospectus dated May 19, 2021, in order to qualify it for an “at-the-market distribution”.

Other

During the fiscal year ended December 31, 2021, 720,001 stock options were exercised by members of the Board of Directors, employees and consultants of the Corporation, at a weighted average exercise price of $3.06, in respect of which the Corporation received $2,202,000 and issued 720,001 Common Shares. During the same period, the Corporation granted 735,000 stock options to members of the Board of Directors, employees and consultants of the Corporation to purchase the same number of Common Shares.

During the fiscal year ended December 31, 2021, 7,821,700 warrants were exercised by shareholders of the Corporation, at a weighted average exercise price of $2.25, in respect of which the Corporation received $17,627,000 and issued 7,821,700 Common Shares.

During the fiscal year ended December 31, 2021, no broker warrants were exercised by agents or intermediates.

DESCRIPTION OF THE BUSINESS

GENERAL

The Corporation

The Corporation is a Québec-based company who is striving to become a key contributor to the sustainable energy revolution. The Corporation is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing LiB and fuel cell markets, and other value-added graphite products speciality applications. With low-cost operations and enviable ESG standards, the Corporation aspires to become a strategic supplier to the world’s leading battery and auto manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability.

In addition to the Matawinie Graphite Property, the Corporation owns 100% interest in the mining titles forming the Yates Property, as well as the Rivière Au Castor Property. During fiscal year ended December 31, 2017, the Corporation decided to put on hold its exploration programs on the two latter properties as well as on all claim blocks forming the Matawinie Graphite Property which are not part of the Mining Property. This decision was made because management chose to focus its efforts on developing the Mining Property and the Bécancour Battery Material Plant. All the projects and assets of the Corporation are located in Québec, Canada. The Corporation has no income other than interest income on funds on deposit and other interest, as the case may be. The Corporation has no mine in commercial operation currently. As of the date of this Annual Information Form, the Corporation had 98 employees.

DESCRIPTION OF THE MINERAL PROPERTIES

The Matawinie Graphite Property

Except for the section entitled “Technical Information Update as of the Date of this Annual Information Form”, the following description of the Matawinie Graphite Property project was summarized from the Technical Report that was prepared by Mr. Bernard-Olivier Martel, P. Geo., B. Sc., Mr. Yann Camus, P. Eng., Mr. Oliver Peters, P. Eng., M. Sc., MBA, Mrs. Martine Paradis, Eng., M. Sc., PMP, Mr. Patrick Perez, P. Eng., M. Sc., Mr. Ewald Pengel, P. Eng., M. Sc., Mr. Jordan Zampini, P. Eng., Mr. Martin Saint-Amour, P. Eng. and Mrs. Céline M. Charbonneau, P. Eng., M. Sc. (the “Authors of the Technical Report”), each of whom is a “qualified person” and “independent” of the Corporation, as at the issuance date of the Technical Report, within the meaning of NI 43-101 and is qualified in its entirety with reference to the full text of the Technical Report. The summary is subject to all the assumptions, conditions and qualifications set forth in the Technical Report. The Technical Report was prepared in accordance with NI 43-101 and for additional technical details, please see

27	Annual Information Form

the complete text of the Technical Report which was filed with the applicable regulatory authorities and was posted on SEDAR at www.sedar.com on December 10, 2018. Defined terms and abbreviations used in this section and not otherwise defined in this Annual Information Form have the meanings attributed to them in the Technical Report.

As announced on November 16, 2021, the Corporation is carrying out its feasibility study, which is expected to be completed in the first half of 2022, to reflect the Corporation’s integrated business model for a comprehensive planning, cost projection, and development framework.

Pending completion of such feasibility study, readers are cautioned that the information provided in this section is provided as of the effective date of the Technical Report, being July 10, 2018. For additional information on the Matawinie Graphite Property since the filing of the Technical Report, which is provided as of March 19, 2020, see “The Matawinie Graphite Property - Technical Information Update as of the Date of this Annual Information Form” of this Annual Information Form.

All statements contained in these sections are based on expectations, estimates and projections as of July 10, 2018 or March 19, 2020, as applicable. The estimates and projections of future production for the Matawinie Mine are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are based on existing plans and other assumptions which change from time to time, including mineral reserve and mineral resource estimates; the availability, accessibility, sufficiency and quality of graphite; the Corporation’s costs of production; the Corporation’s ability to sustain and increase production levels; the sufficiency of the Corporation’s infrastructure; the performance of the Corporation’s workforce and equipment; the Corporation’s ability to maintain and obtain mining interests and permits; and the Corporation’s compliance with existing and future laws and regulations; actual graphite mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labor shortages, strikes, local community opposition or blockades. Accordingly, these estimates and assumptions may prove to be incorrect as of the date of this Annual Information Form and readers should not place undue reliance on such information. Even though the Corporation announced that it was actually in the process of carrying out its feasibility study to reflect the Corporation’s integrated business model for a comprehensive planning, cost projection, and development framework, the Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Introduction

The Matawinie Graphite Property consists of 210 map-designated claims forming eight (8) main claim blocks.

The Technical Report focuses on the Tony claims block consisting of 145 contiguous map-designated claims. The Tony claims block center is located approximately six (6) km South West of the community of Saint-Michel-des-Saints, 120 km as the crow flies North of Montréal.

Following completion of a pre-feasibility study and an updated pre-feasibility study NI 43-101 technical report on the Matawinie Graphite Property prepared by Met-Chem, a division of DRA Americas Inc. (“Met-Chem”) and published in 2017 and in 2018 respectively, the Corporation has mandated Met-Chem to provide the Technical Report, a feasibility study following NI 43-101 rules and guidelines, regarding the Tony claims block in order to increase the definition of the project and to support the Corporation through the next phases.

The Technical Report incorporates the following changes from the pre-feasibility study:

28	Annual Information Form

•	New results from core and hydrogeology drilling programs performed in late 2017 and early 2018;
•	Increase in the production rate from 52,000 tonnes to 100,000 tonnes of graphite concentrate per year;
•	Replacement of a permanent crushing system by a semi-mobile in-pit crushing system;
•

Relocation of the de-sulphurization plant and related temporary storage facilities for non-acid generating (“NAG”) and potentially acid generating (“PAG”) tailings from the south of the pit to the concentrator plant area;

•

Replacement of the NAG and PAG tailings stockpiles and the waste rocks stockpile by co-disposition tailings storage whereby the NAG and PAG tailings are co-disposed with waste rock underlain with impervious geomembrane liners;

•	Change in the mining operation from diesel to an all-electric operation;
•

The increase in plant throughput and the addition of the all-electric mining fleet coupled with the limited power available at 34.5 kV, requires that the incoming power line from Hydro-Québec to be at 120 kV;

•

A mining contractor would be responsible for providing the all-electric mine and service equipment and provide the quality and quantity of ore to the concentrator on a cost per tonne basis over the life of the mine.

To finalize the Technical Report to the requisite standard, Met-Chem worked with renowned engineering firms and suppliers who provided design and cost information to support the capital and operating cost estimates, project schedule, and economic analysis. Met-Chem was supported by SGS Geostat, Metpro and SNC Lavalin as well as ABB and MEDATECH.

Property Description, Location and Ownership

The Matawinie Graphite Property consists of 210 map-designated claims forming eight (8) main claim blocks totalling 11,360 hectares. The Matawinie Graphite Property is fully owned by the Corporation and is spread over an area of approximately 75 km by 45 km. Since the main focus of the Technical Report is to present an assessment on the Tony claims block, only that claims block will be described. The Tony claims block currently consists of 145 contiguous map-designated claims totalling 7,543.86 hectares.

The centre of the Tony claims block is located approximately six (6) km to the South-West of the community of Saint-Michel-des-Saints in the National Topographic System map sheets 31J/09 and 31I/12. Most of the Tony claims block lies within the municipality of Saint-Michel-des-Saints, Lanaudière Administrative Region, Province of Québec, Canada. The centre of the Tony claims block is positioned approximately 120 km as the crow flies north of Montréal, more or less at latitude 46.63° and longitude -73.96°.

A large part of the Tony claims block is subject to a 2% net smelter return royalty agreement which can be bought back by the Corporation from 3457265 Canada Inc. and Eric Desaulniers with a total of two (2) lump sum payments of $1,000,000 (one payment for each tranche of 1%) (the “3457265/Desaulniers NSR”). The portion of the claims block subject to the net smelter return agreement is located over the main mineralized zones, one of which, the West Zone, contains the Mineral Reserves identified in the Technical Report.

Geological Setting and Mineralization

The Matawinie Graphite Property, including the Tony claims block, lies in the southwestern portion of the Grenville geological province, and more specifically in the Morin Terrane. The area is host to a variety of rock types, mainly composed of deformed metamorphosed sediments, including paragneiss and calc-silicates. Granitic and pegmatitic

29	Annual Information Form

intrusions are also present and are observed locally on the Matawinie Graphite Property. The graphite mineralization identified in the Tony claims block is hosted in paragneiss horizons and appears as disseminated graphite flakes.

Exploration & History

Exploration work on the Tony claims block was initiated in late 2013, when a detailed airborne geophysical survey was performed in the area. The 2013 survey was executed following positive results from a regional survey by 3457265 Canada Inc., pursuant to the instructions provided by the Corporation’s technical staff, covering over 2,100 km2 (confidential internal documents).

The Corporation’s field exploration programs on the Tony claims block focused on graphite exploration consisting of:

»	Airborne TDEM surveys (2013 and 2015);
»	Ground prospecting of conductive targets identified by the airborne surveys (2014-2015);
»	Ground geophysical surveying using a portable TDEM system (2014-2017);
»	Trenching and channel sampling of the main conductors (2014-2016);
»	Drilling of the main mineralized zones (2015-2016 and 2018);
»	Metallurgical testing of surface and drill core samples.

From 2014 to 2017, ground PhiSpy TDEM surveys totalling 110 line-kilometres using 100 m line spacing in the targeted areas and 25 m line spacing over the more promising South-East, South-West and West Zones, was performed. The PhiSpy survey results provided a detailed outline of the conductive areas and thus possible mineralized zones, which were used as a basis for planning the trenching and drilling programs.

Trenching on the Tony claims block from 2014 to 2016 confirmed the extent of the graphite mineralization on the Matawinie Graphite Property. The trenching work targeted wide conductors on each of the main conductive zones outlined by the 2015-2016 ground PhiSpy surveys. A total of 511 channel samples were collected from the Tony claims block. The results from trenches TO-14/16-TR-03, TO-16-TR-10 and TO-16-TR-11 were used in the Mineral Resource Estimate for the West Zone (West Zone Deposit).

Drilling

Exploration drilling on the Tony claims block targeted wide conductors on each of the main conductive areas outlined by the 2014 to 2017 ground PhiSpy surveys. A total of 123 exploration drill holes, numbered TO-15-05 to TO-15-74, TO-16-75 to TO-16-116 and TO-18-127 to TO-18-137, were drilled in the Tony claims block totalling 19,780.60 m. Drilling in the West Zone consisted of 80 holes totalling 13,848.04 m. The exploration drill holes mentioned above do not include ten (10) holes drilled for the pit slope geotechnical study and 14 vertical holes for overburden thickness survey in the West Zone.

Mineralization was intercepted 270 times by drilling in the West Zone resulting in the interpretation of a mineralized envelope of about 100 m to 150 m thick from which 19 graphitic horizons, or volumes, were interpreted. These horizons can be followed, sometimes sporadically, from sections W-0400 to W+2200 (a distance of 2,600 m). An additional feature of the West Zone is that some of the horizons separate and coalesce to form wider mineralized volumes. The longest intersection along drill core returned a graphite content of 4.76% C(g) over 133.7 m although this intersection is considered as being down-dip. Mineralization is open to the North, to the south and at depths greater than 200 m from surface.

The drilling in the South-East Zone of the South deposit consisted of nine (9) holes for a total of 1,551.99 m drilled. Mineralization was intercepted 13 times by drilling resulting in the interpretation that the South-East Zone is composed of two (2) main mineralized horizons (S1 and S2). The highlight of the South-East Zone is the large width of the mineralized

30	Annual Information Form

horizons. From section S2600 to section S2900 (300 m length), the mineralized horizon ranges from 117 to 160 m true width, with grades varying from 3.19% to 3.62% C(g).

The drilling in the South-West Zone of the South deposit consisted of 22 holes for a total of 2,616.6 m drilled. Mineralization was intercepted 57 times by drilling resulting in the interpretation that the South-West Zone is composed of two (2) main mineralized horizons (S1 and S2). The highlight of South-West Zone is a first graphitic horizon (S1) about 30 m thick, followed by a mostly barren interval between 25 and 63 m thick, and finally, a second graphitic horizon (S2) around 40 to 50 m thick, with both graphitic horizons varying from 2.79% to 5.29% C(g).

A total of 12 other exploration holes totalling 1,763.97 m was drilled in other mineralized zones on the Matawinie Graphite Property. Although most of these holes intercepted graphite mineralization, the potential for the presence of an economic deposit was lower than that for the West, South-East and South-West Zones, due to thinner mineralized intercepts and/or lower graphite grades.

Quality control samples, including blanks, duplicates and graphite standards, were included in the drill core sample stream. Out of the 7,252 drill core samples from the Tony claims block sent for graphic carbon (“C(g)”) analysis in 2015, 2016 and 2018, 771 were sent as quality control samples. Quality control sample results returned within acceptable limits. No bias was introduced in the sampling procedures.

Mineral Processing and Metallurgical Testing

The process component is based on the results of eight (8) metallurgical programs that were carried out on numerous composites from the Matawinie Graphite Property. All test work was completed by SGS Minerals in Lakefield, Ontario. The test work included laboratory scale testing and two (2) bulk sample processing campaigns on a pilot scale.

The process development and optimization programs that were carried out in preparation for the pre-feasibility study culminated in the flotation flow sheet that is depicted in the figure below. One locked cycle test (“LCT”) was carried out during the feasibility stage using this flow sheet and a master composite that represented the first several years of mining operations.

31	Annual Information Form

Figure –LCT Flow Sheet

The LCT mass balance and results of the size fraction analysis on the final concentrate is presented in the tables below. The graphite recovery into the final concentrate was 94.3% at a combined concentrate grade of 97.0% C(t). These results are in very good agreement with 97.0% C(t) at 94% carbon recovery, which were selected for the pre-feasibility and feasibility studies to generate the process design criteria and circuit mass balance.

Table –LCT Results

Sample ID	Weight (%)	Assays (%) C(t)	Distr. (%) C(t)
Combined Concentrate	4.30	97.0	94.3
+80 mesh 1st Clnr Concentrate	2.20	96.6	48.1
+80 mesh 1st Clnr Tailings	0.01	50.0	0.1
-80 mesh 3rd Clnr Concentrate	2.10	97.4	46.2
-80 mesh 1st Clnr Tailings	0.13	28.3	0.8
1st Clnr Tailings	3.59	1.95	1.6
Scavenger Tailings	92.1	0.15	3.2
Combined Tailings	95.8	0.26	5.7
Head (calc)	100.1	4.42	100.0

32	Annual Information Form

Table - LCT Graphite Concentrate Size Fraction Analysis

Size Fraction	Weight (%)	Assays (%) C(t)	Distribution (%) C(t)
+32 mesh	1.0	97.2	1.0
+48 mesh	12.5	97.6	12.5
+65 mesh	18.1	96.8	18.0
+80 mesh	11.4	96.6	11.3
+100 mesh	13.5	96.9	13.4
+150 mesh	13.5	98.4	13.7
+200 mesh	9.8	98.3	9.9
+325 mesh	9.1	97.8	9.1
+400 mesh	2.8	97.3	2.8
-400 mesh	8.2	97.2	8.2
Final Concentrate (SA)	100.0	97.4	100.0

Mineral Resources Estimates

The block model, used to generate the Current Resource of the West Zone for the Technical Report has an effective date of July 10, 2018. This Resource is based on a total of 104 core drill holes which produced 4,491 samples as well as 207 samples collected from channelling work in three (3) trenches. This does not include the quality control samples which are comprised of 198 duplicates, 198 blanks and 96 standard samples, all of which returned within acceptable limits. In all, 19 mineralized horizons encased in paragneiss units were interpreted and modelled from this data.

The Current Resource block model for the West Zone was prepared by Yann Camus, P. Eng., of SGS Canada Inc. - Geostat office in Blainville, Québec, Canada, using the Genesis© mining software. Interpolation was performed using inverse square distance as well as different search ellipses which were adapted to the geology of the deposit. The block model was then processed by GEOVIA’s Whittle software to provide an optimized pit. The optimized pit containing the Current Resource was limited to the Tony claims block property boundary to the South of the West Zone Deposit at the effective date of the Resource Estimate (July 10, 2018). The Mineral Resources of the West Zone are presented in the Table below.

Table – Pit-Constrained Mineral Resource Estimate for the West Zone(1)

Mineral Resource Category(2)	Current Resource (July 10, 2018)(7)
	Tonnage (Mt)(5)(6)	Grade [% C(g)](3)	C(g) (Mt)
Indicated	95.8	4.28	4.10
Inferred(4)	14.0	4.19	0.59

33	Annual Information Form

Notes:

(1)	The Mineral Resources provided in this table were estimated using current CIM standards on Mineral Resources and Reserves, definitions and guidelines.
(2)

Mineral resources that are not mineral reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a mineral resource will ever be converted into reserves.

(3)	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as % C(g), internal analytical code C-IR18.
(4)

Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.

(5)	Current Resource effective July 10, 2018.
(6)	Mineral Resources are stated at a cut-off grade of 1.78% C(g).
(7)

Standards used for this resource update are the same standards produced over the course of the pre-feasibility study (results published October 25, 2017). The difference comes from a newly acquired land package (see July 5, 2017 press release), the south-west extension drilled in 2018, the new hydrogeological and geotechnical data as well as the future market outlook.

Mineral Reserve Estimates

The Mineral Reserves for the West Zone Deposit were prepared by Met-Chem using best practices in accordance with CIM guidelines and following NI 43-101 rules and guidelines. The Mineral Reserves are the Measured and Indicated Mineral Resources that have been identified as being economically extractable and which incorporate mining losses and the addition of waste dilution.

The first step in the Mineral Reserve estimate was to carry out a pit optimization analysis. The pit optimization analysis used economic criteria to determine the cut-off grade and to limit the extent at which the deposit can be mined profitably. The pit optimization analysis was done using the MS-Economic Planner module of MineSight®. The optimizer uses the 3D Lerchs-Grossmann algorithm to determine the economic pit limits based on input of mining and processing costs and revenue per block.

The pit optimization analysis shows that the open pit design should be based on PIT33 (Revenue Factor - 0.7). This pit shell contains 63.9 Mt of Indicated Mineral Resources at a strip ratio of 0.8 to 1 (waste to ore). Mining additional resources with an open pit beyond the limits of this pit shell increases the stripping ratio. Although a slight increase in NPV is observed for PIT38, it was decided to remain at a lower stripping ratio.

The pit designed for the Tony claims block consists of five (5) phases of varying size and grade. The ultimate pit (all phases combined) is approximately 2,600 m long and 380 m wide at surface with a maximum pit depth from surface of 235 m. The total surface area of the pit is roughly 680,000 m2. The overburden thickness varies along the strike of the mineralization increasing in thickness towards the North. For Phases 1, 2, and 3 of the project, overburden thickness is on average five (5) m ranging between 0 to 15 m in thickness. In Phases 4 and 5, overburden thickness increases and varies between 10 and 38 m.

The open pit design includes 59.8 Mt of Probable Mineral Reserves at a diluted grade of 4.35% Cg. In order to access these reserves, 13.2 Mt of overburden and 50.0 Mt of waste rock will need to be removed. This results in a stripping ratio of 1.06 to 1 (waste/ore).

The effective date of the Mineral Reserve estimate is July 10, 2018.

34	Annual Information Form

Table – Open Pit Mineral Reserves

Category	Tonnage (Mt)	Cg Grade (%)
Proven	0	0
Probable	59.8	4.35
Proven & Probable	59.8	4.35

Mining Methods

The mining method selected for the project will consist of an open pit, truck and shovel operation considering an all-electric fleet. In addition, an in-pit crushing and conveying system will supply crushed ore to the concentrator. Vegetation, topsoil and overburden will be stripped and stockpiled for future reclamation use. The ore and waste rock will be mined with five (5) m high benches, drilled, blasted and loaded into rigid frame haul trucks with hydraulic excavators.

The use of electric equipment for drilling, loading and hauling operations will minimize carbon emissions over the duration of the mine life. This incentive aligns directly with the Corporation’s low environmental impact initiative. The design and implementation of an all-electric mining project is an opportunity to reduce the environmental impact on the community of Saint-Michel-des-Saints.

A mine plan was developed which supplies the required amount of ore to produce 100,000 tonnes of graphite concentrate per year. The ultimate pit design consists of five (5) phases of production to assure a consistent feed grade for the entire 26-year mine life of the project.

The initial starter pit (Phase 1) was designed at the south most extension closest to the Corporation’s property boundaries. The majority of the run-of-mine (“ROM”) ore for the first four (4) years of the operation will be supplied from the initial starter pit and will be mined to completion to allow in-pit backfilling of waste and tailings (PAG and NAG). Mining will commence in Phase 1 and progress toward the north reaching Phase 5.

This mining sequence will help minimize the project’s environmental footprint as the disposal of waste, PAG and NAG tailings can commence backfilling in-pit as early as Year 5 of production. The driving factor for the mining sequence is the progressive reclamation of the site while minimizing the environmental footprint and assuring a consistent feed grade (Cg%) to the mill. This involves maximizing the backfilling of waste and tailings in-pit and minimizing the footprint of any external co-disposal stockpile.

Due to the configuration of the pit, starting in the south extension will also minimize overburden removal as the majority of overburden is located in the Phases 4 and 5 areas. Phase 2 consists of an extension of Phase 1 to the north and will be predominantly mined between Years 2 and 8 of operation. Phase 3 consists of a high-grade zone which will be blended with Phase 4 material (located north of Phase 3) to facilitate a consistent blend to the mill.

The mining operations will be carried out by a mining contractor who will operate the mine, five (5) days per week and 16-hour per day. The mining contractor will also operate the in-pit crushers five (5) days per week and 12-hour per day. Since the concentrator is designed to operate continuously 24-hour per day year-round, an ore stockpile was designed in order to maintain the ROM ore feed to the plant during nights, weekends and when mining operations are idle.

Recovery Methods

The concentrator is located near the open pit mine and is designed to produce a nominal 100,000 tonnes of high-grade graphite concentrate per year.

35	Annual Information Form

The ROM mineralized material will be crushed by the in-pit crushers prior to being transported from the pit to the covered stockpile by conveyor. The crushed material is reclaimed from the stockpile and ground in a SAG mill. The SAG mill discharge is screened and the screen oversize is returned back to the SAG mill. The SAG screen undersize is pumped to the ball mill circuit. The ball mill is in closed circuit with rougher flotation and the cyclones. This allows for the removal of larger graphite flakes as soon as they are liberated from the ore and helps maintain graphite flake integrity. The cyclone overflow flows to scavenger flotation. The scavenger tailings are pumped to the final tailings treatment plant via the concentrator tailings thickener.

The combined rougher and scavenger concentrates are dewatered to obtain the proper pulp density and polished in a polishing mill using ceramic media. The polishing mill scrubs the surface of the graphite flakes and thus removes the gangue minerals that are attached to the flakes. The polished concentrate is refloated in the primary column. The primary cleaner concentrate is screened to separate fine and coarse flakes. The screen oversize is the final product and is transported to the graphite concentrate thickener. The screen undersize undergoes the same process with slightly harsher polishing and column flotation. The fine cleaner concentrate combines with the coarser concentrate and both are pumped to the graphite concentrate thickener. Both cleaner tailings go to the tailings thickener.

The final graphite concentrate is thickened, filtered and dried. After drying the product is dry screened into four (4) products and bagged in super sacks for transport.

The graphite flotation reagents are fuel oil and methyl isobutyl carbinol. Almost all of the flotation reagents will be adsorbed by the graphite.

The concentrator tailings are initially thickened for process water recovery and then pumped to the de-sulphurization plant. The concentrator tailings are de-sulphurized by sulphide flotation and magnetic separation to produce clean (“NAG”) tailings. The NAG tailings and the sulphide concentrate (“PAG” tailings) are filtered and stockpiled before being trucked to the co-disposition site.

Project Infrastructure

The project infrastructure includes the 120 kV electrical power line, the main access road and site roads, general site works, site electrical distribution and communication, site fire protection, fresh water, potable water and sewage treatment, auxiliary buildings, water treatment and tailings and water management facilities.

Water Management Plan

The mine water management plan addresses the surface runoff, underground water from the pit, and the process water that are to be collected from the industrial areas including the overburden/topsoil stockpiles and co-disposal storage facilities (“CSF”) of the Matawinie Graphite Property mine site. The water management infrastructure (i.e. basins, ditches and pumping requirements) is sized based on the required volume of surface runoff to manage, which varies based on the catchment area of the CSF and the open pit. Hence, the water management plan is divided into three (3) distinct phases (A, B1 and B2) as the drainage area increases with the mine development. Treated water from the Water Treatment Plant will be discharged into a polishing basin to be partly reused in the mineral processing plant while the remaining water will be discharged in the ruisseau à l’eau morte following monitoring of flow and water quality in full compliance with applicable laws, regulations and standards.

Tailings and Waste Rock Storage Facility

Co-disposal methodology will be used to manage tailings and waste rock generated by mining activities. Tailings produced at the Corporation’s concentrator are PAG and will be subjected to a de-sulphurization process. De-sulphurized tailings (NAG) and sulphide concentrate (PAG) will then be filtered and placed with the waste rocks in co-disposition cells to form a co-disposal stockpile. From Year 5, co-disposition will also be carried out in the mine pit. A total of 56.49 Mm3 (60%) of

36	Annual Information Form

waste rocks and tailings will be managed out of which 22.6 Mm3 (40%) will be placed in-pit. The progressive restoration of the co-disposal stockpile will also be carried out starting at Year 4 of mine operation.

Market Studies and Contracts

Graphite is a material with unique chemical, electrical, mechanical and thermal properties, which allows it to find demand from a very wide array of applications, from pencil lids and refractory bricks, to battery active anode. Natural graphite is one of the commercial types of this material, and is available in an array of commercial grades with different purity, particle size and morphology. Among the traditional applications, the refractory industry is the most relevant, and looking into future trends, anode material for LiBs is the most promising. China is the largest producer, followed by Brazil and Mozambique.

The graphite concentrate sales price used for the Technical Report was established at $2,261 (1,730 USD) per tonne. The selling price was calculated using price forecasts provided by Benchmark Mineral Intelligence (“Benchmark”). Benchmark is an independent credible source who compiles international graphite prices for various commercial size fractions and concentrate purities. The Tony claims block’s West Zone graphite concentrate value was calculated based on the weighted average of each size fraction and purity obtained during the metallurgical testing. No contracts relevant to the Technical Report have been established by the Corporation. The Corporation has not hedged, nor committed any of its production pursuant to an offtake agreement.

Environmental Studies, Permitting and Social or Community Impact

Several environmental baseline studies have been completed since 2015 to set environmental reference values and to identify any major environmental issues raised by the project. In parallel, several stakeholder and public engagement activities were set forth since 2015 to obtain an overview of potential socioeconomic issues, to obtain public perceptions, and to propose adequate measures to foster the social acceptability of the project and its harmonious insertion at the local level.

Field-work to describe the receiving environment started in June 2016 and continued through October 2018, and focused on the following components: soil characterization; sediment characterization; geochemistry, hydrogeology; surface water quality; groundwater quality; noise environment; vegetation, wetlands and special status plant species; aquatic fauna and fish fauna; small mammals; amphibians and reptiles; bats; and birds. Some results on soil characterization, geochemistry, hydrogeology, and groundwater quality are still to come as these studies are in progress.

Modelling studies are under preparation to better understand some of the potential project’s impacts and propose relevant mitigation measures to minimize residual impact (noise, air emission, hydrogeology, etc.). Baseline studies on other environmental components were completed using existing data (hydrology, climate, etc.). According to the results of the current baseline studies, no major environmental issues likely to have an impact on resource extraction were identified in the study area considering that specific mitigation measures have been integrated into the Technical Report as progressive reclamation of the co-disposal waste and tailings storage facility. In addition, stakeholders and the public have raised issues that relate to noise, air quality, transportation and safety, loss of property value and physical and psychosocial health, among others. A stakeholder committee has been formed to follow up on the project’s advancement and to collaboratively design adequate mitigation measures. The Atikamekw First Nation of Manawan and the Council of the Atikamekw First Nation is also involved in this process and in discussions aiming to lead to a predevelopment agreement.

The Corporation prepared an ESIA report based on the directive issued in February 2018 by the MELCC in order to get a decree. If and once the certificate of authorization is issued, the Corporation will be required to obtain all other environmental permits requested by the law to fully develop and operate its mining project. At the same time, the project will need to undertake the environmental monitoring activities as described in the ESIA report and/or requested by the government authorities.

37	Annual Information Form

Capital and Operating Costs

Capital Cost Estimate

The project scope covered in the Technical Report is based on the construction of a green field mining and processing facility with an average mill feed capacity of 2.37 million tonnes per year of ore and producing 100,000 tonnes per year of graphite concentrate. The capital and operating cost estimates related to the mine, the concentrator, and all required facilities and infrastructure have been developed by Met-Chem or consolidated from external sources.

The capital cost estimate (“Capex”) consists of direct and indirect capital costs as well as a contingency. Provision for sustaining capital is also included, mainly for the development of the co-disposition area, and capital requirements as the mine development moves from the south to the north. Amounts for closure and rehabilitation of the site have been estimated as well.

The Capex includes the material, equipment, labor and freight required for the mine predevelopment, processing facilities, tailings storage and management, as well as all infrastructure and services necessary to support the operation.

The Capex is based on a Class 3 type estimate as per the American Association of Cost Engineers Recommended Practice 47R-11 with a target accuracy of ± 15%.

Table – Summary of Capital Cost Estimate(1)

Summary of Capital Cost Estimate ($000 CAD)
Description	Initial Costs	Sustaining Costs	LoM Costs
Direct Costs
Mining	16,833	4,155	20,988
Processing Plant	105,017	—	105,017
Infrastructure	11,420	—	11,420
Tailings and Water Management	48,177	38,760	86,937
Electrical Distribution	23,486	8,085	31,571
Sub-Total Direct Costs	204,933	51,000	255,933
Indirect and Owner’s Costs
Project Development Costs	2,327	—	2,327
EPCM Costs	21,703	957	22,660
Owner’s Costs	14,732	—	14,732
Sub-Total Indirect Costs	38,762	957	39,719
Contingency	31,476	8,731	40,207
Closure Costs	6,250	6,250	12,501
NSR Buyout	2,000	—	2,000
Total Costs	283,421	66,938	350,360

Note:

(1)	The totals may not add up due to rounding.

Operating Costs Estimate

The estimated operating costs of the project cover the mining, processing, general administration and site services.

The sources of information used to develop the operating costs include in-house databases and outside sources, particularly for materials, services and consumables.

38	Annual Information Form

Table – Operating Costs Summary

Description	Cost per Year ($)	Cost /tonne of concentrate ($/t concentrate)	Total Costs (%)
Mining (Average over life)	17,776,100	177.76	35.6
Tailings (Average over life)	5,872,892	58.73	11.8
Ore Processing	23,270,908	232.70	46.6
Site Services	886,080	8.86	1.8
General and Administration	2,123,010	21.23	4.3
Total Opex	49,928,990	499.29	100.0
*Totals may not add up due to rounding

Economic Analysis

An economic analysis based on the production and cost parameters of the project was prepared and the results are shown in the table below. In the analysis, an average EXW-mine graphite concentrate selling price of 1,730 USD per tonne and a USD/CAD exchange rate of 0.7651 (1.307 CAD/USD) were assumed.

Table – Summary of Life of Project Production, Revenues and Costs

Description	Units	Value
Production - Mineralization	M tonnes	59.9

Production – Concentrate@ 97.0% Cg	k tonnes	2,520.4
Revenue	M CAD	5,703.0
Operating Costs	M CAD	1,261.2
Initial Capital Costs (excludes Working Capital)	M CAD	276.2
Sustaining Capital Costs	M CAD	59.8
Closure Costs	M CAD	14.4
Total Pre-Tax Cash Flow	M CAD	4,091.4
Total After-Tax Cash Flow	M CAD	2,449.5

The financial indicators associated with the economic analysis are summarized in the table below.

39	Annual Information Form

Table – Summary of Financial Indicators

Description	Units	Value
Pre-Tax
Payback Period	Years	2.2
NPV @ 6%	M CAD	1,673.8
NPV @ 8%	M CAD	1,286.8
NPV @ 10%	M CAD	1,002.7
Internal Rate of Return(“IRR”)%		40.6
After-Tax
Payback Period	Years	2.6
NPV @ 6%	M CAD	986.7
NPV @ 8%	M CAD	750.8
NPV @ 10%	M CAD	577.2
Internal Rate of Return	%	32.2

Figures below show the sensitivity of the after-tax NPV and IRR, respectively, to variations in Capex, operational capital cost estimate (Opex), selling prices and the USD/CAD exchange rate. The vertical dashed lines represent the typical margin-of-error interval associated with the feasibility level cost estimates.

The Technical Report was compiled according to widely accepted industry standards. However, there is no certainty that the conclusions reached in the Technical Report will be realized.

40	Annual Information Form

Table– Cash Flow Statement – Base Case

41	Annual Information Form

Figure – Sensitivity of Project NPV @ 8% (After-Tax)

Figure – Sensitivity of Project IRR (After-Tax)

Interpretation and Conclusions

Exploration Activities

Exploration work on the project targeted graphite mineralization and consists to date of airborne geophysics (Mag and TDEM), prospecting, ground TDEM surveying, trenching/channel sampling and core drilling. Surface and core samples were also collected for metallurgical tests including representative master composites of the West Zone. Exploration work by the Corporation was initiated on the Tony claims block in summer of 2014 which resulted in the discovery of seven

42	Annual Information Form

(7) mineralized zones. These zones are named the Far West, West, North, North-East, East, South-East and South-West Zones. No other known mineral occurrences were identified on the project area prior to the exploration work performed by the Corporation.

Exploration activities by the Corporation have culminated in the identification of a Probable Mineral Reserve for the West Zone as well as a Mineral Resource Estimate combining the South-East and South-West mineralization present on the Corporation’s Tony claims block. The Probable Mineral Reserve of the West Zone is based on 4,491 assay intervals collected from core drilling and three (3) surface trenches providing 207 channel samples. Proper quality control measures were used throughout the exploration programs leading to the Probable Mineral Reserves detailed in the Technical Report.

Mineral Processing and Testing

The metallurgical test program that was carried out to support the Technical Report confirmed the robustness of the flow sheet that was developed during the pre-feasibility.

The additional testing that was completed to address risks and opportunities that have been identified led to the following conclusions:

»

Master composite representing the first few years of planned mining operation and mine plan variability composites confirmed the metallurgical results that were obtained in the flow sheet development and optimization programs. This consistent metallurgical response further reduces the process risk of the project.

»

Process water re-circulation can result in undesirable activation of sulphides in the rougher/scavenger stage and increased sulphide grades in the final graphite concentrate. Further work will be required to develop a better understanding of the impact of process water circulation time and ageing on the activation of sulphides.

»

Laboratory simulations of the Outotec SkimAir® technology has not resulted in a superior concentrate product. However, this evaluation is based on two (2) tests only. Longer term and larger scale testing would be required to determine the attractiveness of the technology.

»	Optimized conditions have been developed for the de-sulphurization stage, but a full characterization of representative low-sulphur and high-sulphur tailings have not been completed.

All test programs completed to-date generated conclusive results and further laboratory scale development testing is deemed unnecessary at this point, especially when considering the new 3.5 t/h Flake Demonstration Plant commissioned to process the West Zone material.

The Flake Demonstration Plant, which has been designed with a capacity of 3.5 t/h, will process approximately 40,000 tonnes of ore over a period of two (2) years. The operation of the Flake Demonstration Plant will facilitate the optimization of all unit operations and a systematic investigation of the grinding conditions for the polishing and stirred media mill applications. It will also allow to test process options such as the SkimAir® technology or spirals in the secondary cleaning circuit. The operation of the Flake Demonstration Plant will provide critical process data to finalize the flow sheet necessary for the detailed engineering phase.

Recovery Methods

The processing plant is designed to process 6,449 t/d of run of mine to produce 100,000 tonnes per year of graphite concentrate grading at about 97% C(t) based on a concentrate recovery of 94%. A suitable process flow sheet has been developed which includes crushing, grinding, flotation, polishing, thickening, filtering and drying. The dried concentrate is then classified into various sized products as required by customers.

43	Annual Information Form

The concentrator tailings are de-sulphurized in the de-sulphurization plant. The NAG tailings and the sulphide tailings (PAG) are conveyed to separate stockpiles before being trucked to the co-disposition storage facility.

All-Electric Operations

Based on the work carried out in the Technical Report, it was concluded that for this project, the following all-electric operation scheme was appropriate:

»	Waste rocks (0-750 mm) to be transported from the pit to the CSF by electric haul trucks;
»	Both NAG and PAG tailings to be transported from their respective stockpiles to the CSF by electric haul trucks;
»	Backfill material to be transported to the pit by electric haul trucks; and
»	ROM ore (0-750 mm) to be transported by electric haul trucks to electrically-cabled in-pit crushers, and then subsequently by electrically-fed overland conveyors (0-150 mm) to the concentrator.

Market

The Corporation is developing a natural graphite project which will have competitive advantages due to its privileged location, cost structure and experienced team. The Flake Demonstration Plant (see press release dated September 18, 2018) located near the mine site has been constructed to allow the Corporation to have an earlier debut in the market and de-risk the first years of sales. One of the goals of this Flake Demonstration Plant is to secure medium to long term supply agreements with different customers.

Economic Analysis

The Technical Report shows that the project is technically feasible as well as economically viable.

Based on a 26-year production period and assuming 100% equity financing, the IRR is 40.6% before taxes and 32.2% after taxes.

The Authors of the Technical Report consider that the project is sufficiently robust to warrant moving it to the mine development phase.

Risk Evaluation

There are a number of risks and uncertainties identifiable to any new project and usually cover the mineralization, process, financial, environment and permitting aspects. This project is no different and an evaluation of the possible risks was undertaken which is summarized in this section. For further details on the risk factors associated with the Matawinie Graphite Property, see “Risk Factors” in this Annual Information Form.

Mineralization

»

The estimates of Mineral Resources and Mineral Reserves for the Matawinie Graphite Property have been prepared in accordance with NI 43-101 rules and guidelines. There are numerous uncertainties inherent in estimating Mineral Resources and Mineral Reserves and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that any categories of Mineral Resources or Reserves will be upgraded to higher categories. The estimation of mineralization is a subjective process and the accuracy of estimates is a function of quantity and quality of available data, the accuracy of statistical computations and the assumptions and judgments made in interpreting engineering and geological information.

»

The Probable Mineral Reserves on which the Technical Report is based are derived from Indicated Resources and thus, have a lower level of confidence than Proven Mineral Reserves which are derived from Measured Mineral

44	Annual Information Form

Resources. Hence, there could be unexpected internal grades or variations which could result in the project being uneconomic.

»

Limited mineralogical data is presently available for the West Zone mineralization. While this is not an immediate risk, a better understanding of the host rock mineralogy may assist in the final optimization of the graphite and sulphide circuits and may provide an opportunity for generating a saleable by-product.

»

Hydrogeology studies are ongoing. Potential water sources that affect the mining operation are surface run-off, rainfall, snowmelt, and groundwater. Additional information will be required prior to construction to assess possible risks. The work needed to gather the necessary data will be included in the next phase of the project.

Process

»

The process has been developed based on significant test work on representative samples extracted from the mineralization. Major variations in the quality of mineralization could result in limitation of throughput and quality throughout the process. These limitations include:

─

The crushing and grinding circuit has been designed based on limited comminution data. Significant variations in hardness throughout the life of mine resource could cause a throughput limitation in the comminution circuit;

─

Variability flotation tests completed to-date have revealed a consistent metallurgical response of composites representing large areas within the resource. However, the risk of increased variation for smaller areas within the deposit still exists. Any significant variation in the metallurgical response of the mill feed during the first few months and years of operation can have a significant impact on the economics of the project;

»

The addition of xanthate in the sulphide circuit which may lead to residual xanthate in the process water that is cycled back to the front end of the graphite circuit. The xanthate could result in elevated sulphur recovery into the graphite cleaning circuit and possibly the final graphite concentrate.

All-Electric

»	Maintenance intervals of battery-electric mobile fleet is uncertain due to a general lack of reference data available in the industry.
»	The information from Hydro-Québec for the costs and the schedule to build the new 120 kV power line is incomplete.

Mine Infrastructure

»

Lack of detailed geotechnical assessment could result in unintended consequences and have a significant impact in the construction Capex and hence must be completed before the start of basic engineering and the finalization of the project budget.

Financing

»

The results of the Technical Report were based on certain assumptions that were given as of the date of the Technical Report. The economic assessment reveals that the project’s viability will not be significantly vulnerable to variations in capital and operating costs, within the margins of error associated with the Technical Report estimates. However, the project’s viability remains more vulnerable to the USD/CAD exchange rate and the larger uncertainty in future market prices. Delays and cost overrun can impact the project rendering it uneconomic.

»

Currently, there is a significant demand on the mining community for funds for mining opportunities worldwide. The Corporation is one of those mining companies who would be seeking financing for a project. Even though the results of this financial analysis is very positive and shows an excellent return on investment, the Corporation is a smaller mining operator and funds could be difficult to obtain.

»

The mining industry is heavily dependent upon the market price of the metals or minerals being mined. There is no assurance that a profitable market will exist for the sale of the same. There can be no assurance that mineral

45	Annual Information Form

prices will be such that the project can be mined at a profit. Mineral prices largely fluctuated over the last years and any serious downturn could prevent the continuation of the exploration, construction and development activities of the Corporation.

Environmental and Permitting

»

The project requires licenses and permits from various governmental authorities such as the MELCC. There can be no assurance that the Corporation will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations and failure to do so could delay or prevent the construction and start-up of the mine as planned.

»

Any delay in obtaining the anticipated construction permits would have an adverse effect on the timing and costs associated with start-up. Such delays could also allow other third-party projects to commence production before the Matawinie Graphite Property, thereby potentially reducing the Corporation’s target market share, which would have an adverse impact on the level of product sales and economics of the Matawinie Graphite Property.

»

Although the Corporation has had communications with the local communities and has worked with these communities to mitigate their concerns about the potential project's environmental and social impact, the project could be delayed by changes in the communities’ attitudes necessitating additional studies and design alternatives.

Recommendations

Next Phase Estimated Costs

The table below presents the estimated costs for the next phase and the section below describes the work to be done.

Table – Next Phase Estimated Costs

Activity	Estimated Costs ($)
Condemnation Drilling Program, Geotechnical, Hydrology and Hydrogeology Studies	1,050,000
Metallurgical Studies and Tests Works	100,000
Complementary Environmental Studies or Surveys	100,000
Hydro-Québec Preliminary Study	700,000
Hydro-Québec Down Payment	3,000,000
Advance Engineering	2,142,000
Estimated Total Costs	7,092,000

Mining and Geology

Condemnation Drilling and Geotechnical Studies for Infrastructure

It is proposed to proceed with a 1,500 m drilling program in the sector of the West Zone Deposit aimed at providing more detailed geological data in areas where permanent infrastructure is planned. The goal is to ensure that the permanent infrastructure does not conflict with possible economic mineral deposits in the area. Condemnation drilling will also be combined with geotechnical studies since both aim to characterize the planned locations of the co-disposal stockpiles, the

46	Annual Information Form

main concentrator site and the water collecting basins. Results will also help in determining the suitability of the underlying material for use in construction. The provisions estimated for the work include all field-work expenses, personnel, laboratory analysis, and the preparation of a final report.

Further geotechnical investigation will have to be carried out at the location of the proposed CSF and water management infrastructure (collecting basins, ditches). Investigations will include additional geotechnical boreholes with rock coring supplemented with laboratory tests including particle size distribution, moisture content, and uniaxial compressive strength on selected soils and rock samples.

Geotechnical and hydrogeology studies aimed at characterizing the overburden, pit wall stability and water pressure within the pit area are a necessary step for the project to go forward. The pit angles could be optimized further once geotechnical and hydrogeological assessments of the mine site are completed.

The work program aims to enhance the understanding of the geotechnical and hydrogeological conditions onsite and to characterize materials in support of the design of the open pit. The work program also includes consultant support to perform geo-mechanical mapping, drilling, trenching and a laboratory program as well as computer modelling to simulate groundwater regime and effects from the mining activities. Additional drilling and testing are recommended in the open pit area to get detailed geotechnical information of the overburden.

The use of existing and future exploration drill holes could help in lowering the proposed budget for the hydrogeology program.

Metallurgical Studies and Test Work

A number of process areas require additional characterization in preparation of the detailed engineering stage. Testing to optimize the process and conditions will be completed in the Flake Demonstration Plant due to the larger scale and continuous operating mode:

»

Optimize the process variables associated with the polishing and stirred media mills. This includes a systematic investigation of the impact of grinding media type and size, retention time, mill speed, and pulp density on the metallurgical response in terms of concentrate grade and flake size distribution. The results of this will help determine whether polishing/cleaning of the coarse fraction is required, and whether upgrading of the graphite using spirals or wet high intensity magnetic separator (WHIMS) is required to meet the required specifications.

»

Establish realistic reagent dosages for the various flotation circuits. Since the Flake Demonstration Plant recirculates 100% of the process water, any residual frother and collector will reduce the reagent dosage requirements.

»

Optimize any process equipment design specifications that will require modifications due to the specific nature of graphite. For example, operation of the intermediate and final concentrate thickeners can be challenging due to the persistent froth often observed for graphite concentrates. Specific measures may have to be implemented to address these frothing issues.

»

Develop a better understanding of the relationship between PAX dosage in the sulphide rougher and the recovery of sulphides into the final graphite concentrate under continuous operating conditions. This includes the implementation of control mechanisms to reduce the risk of overcollection and the investigation of xanthate destruction technologies and xanthate degradation over time.

»	Evaluation of the SkimAir® technology. Outotec can provide a pilot scale cell, which aligns well with the 3.5 t/h nameplate capacity of the Flake Demonstration Plant.
»	Evaluation of screening and cycloning as dewatering technologies to confirm technical requirements for dewatering.

47	Annual Information Form

»	Full characterization work on representative low-sulphide and high-sulphide tailings.
»

Determine the material characteristics for storage and handling of ore and products. Parameters required for proper bin and pile sizing shall be determined whether with the Flake Demonstration Plant or with specialized laboratories.

»	Packaging cycle times will be determined and logistics will be optimized for bag loading, inflating, filling, and storage.

Co-Disposal and Water Management Infrastructure

The following additional information is required to address project design refinements and confirm the assumptions made in co-disposal and water treatment engineering:

»	Additional stability analysis will be required to include recommendations and optimization in the next engineering phases for:
─	The co-disposal stockpile including the pit wall data for areas where the pile will be located near the pit.
─	The co-disposal stockpile when placed over the backfilled mine pit.
─	Depending on geotechnical data interpretation after the next investigation, stability analysis for collecting basins design may be required.
─	Additional stability analyses to evaluate the effect of the blasting activities on the pit and the co-disposal pile will have to be carried out.
»

Additional validation and engineering will have to be carried out regarding a protective rock layer between the in-pit co-disposal and the northern part of the pit where a lake will form after site reclamation.

»	Perform instrumented experimental test cell monitoring on site and gather data (oxygen consumption, water content, suction) to confirm or improve co-disposal design.
»	Collect surface water and process water quality data from laboratory tests and the demonstration project.

All-Electric Operations

»	It is recommended that automated (unmanned) charging technology be demonstrated in Canadian climatic conditions, in order to de-risk the project.
»	It is recommended for the Corporation to market benchmark EV operations for open-pit mining applications. It could also target underground mining EV applications which would use the same technology.

Environment

»	Finalize air emission, noise, hydrogeology and landscape modelling during the preparation of the EIES.
»	Perform a land survey in order to properly assess the location and proximity of private and leased lands within a 1 km radius of the proposed open pit.
»	Continue the collaborative work with the community, the Atikamekw First Nation of Manawan and the stakeholder committee.
»	Continue the engagement with the Atikamekw First Nation of Manawan and the Council of the Atikamekw First Nation in order to reach the pre-development agreement.
»	Ensure that all stakeholders and members of the public are engaged for the purpose of the upcoming ESIA.
»	Continue holding public consultations in order to properly inform and take into account the local communities’ and stakeholders’ concerns regarding the project.
»	Pursue the proactive acquisition process.
»	Fulfill the Corporation’s engagements and put forth mitigation measures when possible.

48	Annual Information Form

»

Complete the ESIA report in winter 2019 following the directive that has been issued by the MELCC for the project (February 2018) and the new set of directives issued after the approval of the new Loi sur la qualité de l’environnement (March 23, 2018).

Opportunities

The location of the Corporation’s project is a key competitive advantage to supply natural graphite to the North American market. The Corporation’s Flake Demonstration Plant, which uses ore material from the West Zone to create natural graphite flakes concentrate, (see press releases dated May 24, 2018, September 18, 2018 and December 17, 2018) is a pivotal component in de-risking the Corporation’s open pit natural graphite mining project on its Matawinie Graphite Property. The Flake Demonstration Plant serves to:

»	Supply enough quantities of each material group to support an adequate market approach;
»	Qualify the Corporation graphite products and establish a sales record;
»	Test and improve processes for commercial operation optimization;
»	Implement high standard and innovative technology for tailings and mine waste management as well as site reclamation;
»	Start employee training and local future workforce outreach program.

Technical Information Update as of the Date of this Annual Information Form

On March 19, 2020, the Corporation announced an updated pit-constrained mineral resource estimate for its West Zone Deposit, located in the Tony Claim Block, which is part of its Matawinie Graphite Property. This update followed the drilling campaign completed in the fall of 2019 as announced by the Corporation on December 3, 2019. The survey enabled the transformation of resources towards 24.5 Mt of measured resources. The mineral resource estimate is summarized in the table below and is also compared to the previous pit-constrained mineral resource estimate comprised in the Technical Report (the “Previous Resource”). This new resource estimate is based on additional drilling done in 2019 to increase the deposit model’s level of detail:

Table: Pit-Constrained Mineral Resource Estimate for the West Zone1

	Current Resource (as of March 19, 2020)[8]			Previous Resource (as of June 27, 2018)[8]
RESOURCE CATEGORY[2]	Tonnage (Mt)[5,7]	Grade (% Cg)[3]	Cg (Mt)	Tonnage (Mt)[6,7]	Grade (% Cg)[3]	Cg (Mt)
MEASURED	24.5	4.27	1.05	0	0	0
INDICATED	95.8	4.26	4.08	95.8	4.28	4.10
MEASURED + INDICATED[9]	120.3	4.26	5.13	95.8	4.28	4.10
INFERRED[4]	4.5	4.43	0.20	14.0	4.19	0.59

Notes:

(1)

The mineral resources provided in this table were estimated using current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines.

(2)

Mineral resources are not to be considered mineral reserves as their economic viability has not been demonstrated. Additional drilling and/or trenching will be required to convert inferred and indicated mineral resources to indicated and measured mineral resources.

49	Annual Information Form

(3)	All analyses used for the resource estimates were performed by ALS Minerals Laboratories and delivered as graphitic carbon (“% Cg”), internal analytical code C-IR18.
(4)

Inferred mineral resources represent material that is considered too speculative to be included in economic evaluations. Additional drilling and/or trenching will be required to convert inferred mineral resources to indicated or measured mineral resources.

(5)	Current Resource effective as of March 19, 2020.
(6)	Previous Resource published on June 27, 2018 and comprised in the Technical Report.
(7)	The current and Previous Resources are stated at a cut-off grade of 1.78% Cg.

(8)

The standards used for this resource update are the same standards produced over the course of the Technical Report. The difference between the Current and Previous Resources comes from new drilling done in 2019 mainly in the south-west sector of the deposit and from deep drilling.

(9)	Mineral Resource tonnage, grade and quantity have been rounded to reflect the accuracy of the estimate, and the totals therefore may not represent the exact sums of their components.

Table: Current and Previous Resource Pit Envelope Characteristics

PIT ENVELOPE CHARACTERISTICS	Current Resource (as of March 19, 2020)[3]	Previous Resource (as of June 27, 2018)[3]

LENGTH (M)[1]	2,700	2,690
MAXIMUM WIDTH (M)	430	430
SURFACE AREA (KM2)	0.991	0.896
MINIMUM PIT ELEVATION (M)[2]	215	255

Notes:

(1)	Measured length is approximate.
(2)	Elevation is measured above sea level or “ASL.”
(3)

The current resource is constrained within an optimized pit envelope using the same parameters as those for the Previous Resource. The parameters used are summarized in the table below entitled “Current Resource Pit Envelope Generation Parameters”.

The block model, used to generate the current resource of the West Zone Deposit, is based on a total of 149 core drill holes which produced 8,274 samples as well as 207 samples collected from channeling work in three (3) trenches. In all, 23 mineralized horizons encased in paragneiss units were interpreted and modelled from this data.

Mineralized material classification was performed through an automated classification algorithm using search ellipsoids centred on composites.

The indicated resource extent is based on the distance between drill holes. The total thickness of the mineralized volumes is attributed to the same category. The indicated resource is a continuous zone measuring approximately 2.7 km long by 175 m wide. Drill holes are typically spaced 100 m apart or less from section to section and spaced every 75 m or less on the sections for the indicated resource zones. Drilling in the measured resource portion is typically spaced 50 m apart or

50	Annual Information Form

less from section to section and spaced 60 m apart or less on the sections. All resources outside this area are attributed the inferred category by default.

The current resource block model for the West Zone was prepared by Yann Camus, P.Eng., of SGS Canada Inc. — Geological Services from Blainville, Québec, using the Genesis© mining software. Interpolation was performed using inverse square distance (ID2) as well as different search ellipses which were adapted for the geology of the deposit. The block model was then fed to GEOVIA’s WhittleTM software to provide an optimized pit envelope constraining the current resource. For results comparison, the parameters used to generate the current pit envelope were the same as those used for the previous pit envelope. The parameters used for the modelling are summarized below entitled “Current Resource Pit Envelope Generation Parameters”.

Table: Current Resource Pit Envelope Generation Parameters

PARAMETERS		VALUES
CURRENCY (CAD UNLESS OTHERWISE SPECIFIED)		1.28 CAD = USD 1.00
BLOCK SIZE		5 m x 5 m x 5 m
SPECIFIC GRAVITY		2.76 t/m3
OVERALL SLOPE ANGLE	Rock Overburden	55O 25 O
SELLING PRICE OF CONCENTRATE		$1,124.00 USD/t – Transportation Cost

A strict quality assurance control protocol was adopted for the 2019 drilling campaign. An analysis of the results of the quality control samples showed that the graphitic carbon analyses for this campaign are reliable.

Other properties

Properties Description

The Corporation owns the Yates property, which is comprised of one (1) claim covering 42 hectares. The Corporation also owns the Rivière Au Castor property, which is comprised of one (1) claim covering 51,31 hectares.

During the fiscal year ended December 31, 2017, the Corporation decided to put on hold its exploration programs on these properties, as management chose to focus its efforts on developing the Matawinie Mining Property and no further work is planned in the short term on these properties.

THE CORPORATION’S INDUSTRY FOCUS – BATTERY MATERIAL AND SPECIALTY GRAPHITE APPLICATIONS

The Corporation is focused on supplying the rapidly growing EV market as well as established but evolving specialty graphite applications. Graphite has unique chemical properties that, once micronized, spheronized, purified and coated, makes a key input into LiB production. Graphite is sourced from two primary production routes, natural flake graphite, which is extracted and processed, and synthetic graphite, which is primarily produced through graphitizing needle coke, a by-product of the petroleum industry, at high temperatures. Metallic properties such as thermal and electrical

51	Annual Information Form

conductivity, when combined with non-metallic properties such as high thermal resistance, inertness and lubricity, make graphite ideally suited to a variety of other commercial applications, including high-temperature lubricants, refractory products, and in the case of synthetic graphite, electrodes for steel making.

Natural Graphite Demand

Demand for natural flake graphite is driven by both growth in anode demand for LiB and growth in traditional and specialty graphite markets. Demand for graphite has historically been driven by traditional and specialty industrial applications, including refractories, lubricants, foundry crucibles, pencils and other metallurgy applications. In recent years, demand growth has been driven by increased production of LiB for use in electronics, EVs and grid storage applications.

Global market parameters and trends remain very attractive as economies and governments invest in cleantech and electrification. The International Energy Agency (IEA) forecasts that by 2050 batteries will account for over 60% of the market for clean energy (World Energy Outlook 2021, International Energy Agency, October 2021). With the global push for electrification, batteries will be central to the new energy economy and the largest source of demand for critical minerals.

With China being the only producer of spherical purified graphite, the current situation has reinforced the need for local and resilient supply chains. The Corporation is set to become the only fully integrated source of green battery anode material in North America, benefiting in this respect.

With a projected 5,454 GWh of global lithium-ion battery production capacity by 2031, demand for advanced materials is set to increase up to fivefold, with graphite outpacing the other battery metals (Benchmark, February 2022). As demand continues to rise, analysts evaluate that the supply of battery materials is likely to remain constrained and prices to stay high. In fact, the end of 2021 saw an increase in graphite prices as a result of energy shortages in some Chinese provinces and major logistics disruptions (Roskill, October 2021).

Technological trends and new GHG policies have pushed the graphite market, mainly with regard to lithium-ion batteries and fuel-cell technologies, into an accelerated growth curve. Benchmark forecasts that demand for natural graphite will exceed supply, creating a deficit market starting in 2023.

On the heels of the European Union, China and Canada’s own declarations, the U.S. has identified graphite as a strategic mineral for economic growth and national security as per the Presidency Executive Order on “Addressing the Threat to the Domestic Supply Chain from Reliance on Critical Minerals from Foreign Adversaries” dated September 30, 2020. Canada has now outlined partnerships with both the European Union and the U.S. to secure supply chains and encourage market diversification from China’s raw materials.

Concurrently to exponential demand, there is increased focus on carbon neutrality in the market to cater to consumers’ green expectations and governments’ more stringent environmental regulations. The Corporation is ideally positioned to respond to this growing trend thanks to its green, carbon-neutral and traceable materials.

52	Annual Information Form

Energy Materials

Graphite is fundamental to lithium-ion batteries and fuel cell technologies alike, thus enabling a decarbonized future. In lithium-ion batteries, the dominant technology for EVs and portable electronics, graphite makes up +95% of the anode, the negative electrode, across all chemistries.

In hydrogen fuel cells, graphite is leveraged in bipolar plates due to its excellent conductivity.

SPECIALIZED SKILLS AND KNOWLEDGE

All aspects of the Corporation’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning and regulatory, finance and accounting. The Corporation relies upon its management, employees and various consultants for such expertise.

SOCIAL AND ENVIRONMENTAL POLICIES

From mining to advanced manufacturing, the Corporation strives to drive greater sustainability along its value chain. The Corporation embedded ESG principles in its business model alongside carbon-neutral operations and traceability of its value chain. Sustainability guided the development of the Matawinie Mine project from day one through extensive stakeholder engagement and pioneering design choices to protect the environment, and was carried over in the engineering of the Bécancour Battery Material Plant project.

On a foundation of accountability and with a view to contributing to global environmental and sustainability goals, the Corporation published its inaugural ESG Report on October 14, 2021, to disclose its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators (see “Three-Year History – Fiscal Year Ended December 31, 2021 and up to the date of this Annual Information Form – ESG”). The Corporation is committed to engaging in this transparency exercise yearly to provide its stakeholders with a comprehensive set of data on its ESG performance.

In an independent assessment of the Corporation’ sustainability performance, Moody’s ESG Solutions has provided a Sustainability Rating of A2 (‘Robust’), the second-highest grade on its rating scale, to Nouveau Monde. The rating can be consulted on the Corporation’s website (see “Three-Year History – Fiscal Year Ended December 31, 2021 and up to the date of this Annual Information Form – ESG”).

Social

Health and Safety

The safety of the Corporation’s employees, contractors, families, communities, and the environment is paramount. The Corporation seeks to prevent, minimize, and manage occupational health and safety risks at every level of its operations.

53	Annual Information Form

As such, the Corporation has implemented dedicated measures at each site and facility, which are regularly reviewed and adapted to reflect the changing nature of operations and seasons. Measures include onsite workshops and training for operators, as well as third-party risk assessment with public health authorities.

In relation to the COVID-19 pandemic, the Corporation has implemented preventive measures and strict work protocols to provide a safe environment for its employees, contractors, and communities. The Corporation continuously tracks public health directives and adapts work procedures accordingly.

With the start of construction of the Matawinie Mine, the Corporation also tracks the contractor’s health and safety performance onsite.

The Corporation intends to continue focusing on health and safety as it will eventually transition from development to construction, commissioning, and commercial production.

Employment, Diversity & Inclusion

As the Corporation advances the Matawinie Mine and the Bécancour Battery Material Plant, recruitment of key personnel continues both at the operational and corporate levels. The Corporation recognizes that a diverse and inclusive environment which values diversity of thought, background, skills and experience facilitates a broader exchange of perspectives and improves oversight, decision-making and governance in the best interests of the Corporation. The Human Resources, Nominating and Compensation Committee, which is responsible for recommending director nominees to the Board of Directors, seeks to attract high-quality directors and will take into account diversity considerations such as gender, age, ethnic and race as well as other characteristics of the communities in which the Corporation operates. The Corporation also promotes local and Indigenous recruitment opportunities to maximize benefits within its communities and strive to ensure representation of its milieu. The Corporation’s commitment towards diversity and inclusion is described in the Board Diversity Policy and the Diversity Policy, both adopted by the Board of Directors in 2021.

Training

To facilitate employment and bolster communities’ socioeconomic fabric, the Corporation has launched the following initiatives to train and hire local workers in collaboration with industrial, institutional, and business partners:

»

Diploma of Vocational Studies in Production Equipment Operation: Five cohorts of this on-the-job training program leading graduates to a position as an operator at the Matawinie Phase-1 plant have now been launched; a sixth is currently being recruited. There is significant interest in the region to support multiple cohorts and develop a skilled workforce in anticipation of the commercial mining operations.

»

Mining and Logging Essentials: This sociovocational integration program is for members of the Atikamekw communities and aims to reinforce the employability of Indigenous workers. Program enrollments resumed following the pandemic-imposed pause; the launch is now targeted for Q2-2022.

Communities and First Nations

The Corporation strives to develop business activities that are supported by its communities and contribute to the overall development and advancement of the areas where the Corporation operates.

In keeping with its environmental and ethical development goals, the Corporation has launched many initiatives since the Matawinie Graphite Property was discovered in 2015 to align the project with the realities, concerns and values of the local community. Information events, consultations as part of the ESIA, a community office with a dedicated Community Relations Manager, a Monitoring Committee, public communication platforms and a social responsibility program ensure local communities are consulted early and often throughout the development process. The Saint-Michel-des-Saints Collaboration Agreement was signed in 2020 (see “Three-Year History – Fiscal Year Ended December 31, 2020 – Municipality of Saint-Michel-des-Saints-Collaboration Agreement”) to set out a concrete social, economic and environmental development partnership through financial and participatory mechanisms.

Respect for the rights, culture, aspirations, and interests of Indigenous Peoples guides the development of the Corporation’s sustainable business practices. The Corporation has consulted and continues to engage with the Atikamekw

54	Annual Information Form

First Nation in the Manawan community (85 km North of the Saint-Michel-des-Saints) and with the Band Council in the development of the Matawinie Mine.

The Corporation signed a framework agreement (2018) and the PDA (2019) with the Atikamekw First Nation to provide a guideline for negotiating an IBA for the Matawinie Mine. The Corporation is actively engaged in discussions with the First Nation to advance the IBA with a view to maximize opportunities.

The Corporation’s open and proactive engagement approach also extends to its Bécancour Battery Material Plant. The Corporation initiated outreach activities in early 2022 and intends to continue as it makes progress in terms of project development.

Environment

The Corporation is developing its projects to extract and transform natural graphite while limiting its environmental footprint, preserving ecosystems, maintaining its carbon-neutral status and maximizing its products’ contribution to global decarbonization efforts. Dedicated to stringent sustainable development standards, the Corporation is committed to adopting a fully electric operating model – both at the mining and advanced manufacturing facilities – leveraging Québec’s renewable hydropower.

Responsible Mining

To protect the environment and the well-being of the community, the Corporation has developed an environmental surveillance and monitoring program to oversee the construction, operation, and closure activities of the Matawinie Mine.

Mine tailings represent a significant environmental responsibility. The Corporation has put forward innovative design criteria by prioritizing the desulphurization of tailings, the gradual backfilling of the pit, and the co-disposal of waste rock and tailings. An experimental cell was built in 2020 to demonstrate in real conditions the performance of this innovative environmental method. Field scale cells were built to calibrate the parameters with respect to performance of the tailings co-disposal objectives design including preventing sulfide oxidation and mine water contamination. The field test cells are instrumented to study their geochemical behavior under real conditions with sensors monitoring oxygen, water, and temperature. The Corporation’s environment team monitors the evolution of these parameters, thus supporting the optimization of tailings deposition plans of the future commercial mine.

Carbon Neutrality

The Corporation’s commitment to the environment extends to the full lifecycle of its materials and products. Taking responsibility for its GHG footprint, the Corporation has taken concrete steps to avoid, reduce, and fully offset its emissions, confirming its carbon-neutral status and mapping its transition to Net-Zero by 2030. On February 24, 2022, the Corporation released its Climate Action Plan detailing efforts for the Corporation’s embedded emissions around transparent reporting, reduction of its climate impact, transition to Net-Zero, R&D for low-carbon materials and activities, as well as industry leadership. The Corporation’s targets are based on, but not limited to, all Scope 1, Scope 2, and some Scope 3 emissions, including business travel, direct emissions associated with the facilities construction, deforestation related to the Corporation’s direct operations, and the transportation of goods between sites. The Corporation has compensated for its entire historical emissions since its inception in 2012, utilizing carbon credits in compliance with the Canadian Standards Association Clean Projects Registry. The Corporation is implementing transparent and proactive emission monitoring and disclosure to ensure accountability. The Corporation is also promoting continuous improvement at both the operational and corporate levels to reduce its footprint at every step of its value chain. And at last, the Corporation is advancing its R&D program to optimize its products’ DNA.

Please refer to the Corporation’s management and discussion and analysis for the twelve-month period ended December 31, 2021, which has been filed under the Corporation’s profile on SEDAR at www.sedar.com under the heading “Responsibilities” for additional details on the Corporation’s ESG strategy and performance.

55	Annual Information Form

RISK FACTORS

The Corporation operates in an industry that contains various risks and uncertainties. The risks and uncertainties listed below are not the only ones to which the Corporation is subject. Additional risks and uncertainties not presently known by the Corporation, or which the Corporation deems to be currently insignificant, may impede the Corporation’s performance. The materialization of one of the following risks could harm the Corporation’s activities and have significant negative impacts on its financial situation and its operating results. In that case, the Corporation’s stock price could be affected.

Risk of New Mining Operations

The Matawinie Mine does not have an operating history. Whether income will result from any of the Corporation’s activities, including, without limitation, the Matawinie Mine project, will depend on the successful establishment of new mining operations and expansion of current operations, including the construction and operation of the Matawinie Mine, the Bécancour Battery Material Plant project and related infrastructure. As a result, the Corporation is subject to all of the risks associated with establishing or expanding new mining operations and business enterprises, including the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure; the availability and cost of skilled labor and mining equipment; the need to obtain necessary environmental and other governmental approval and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

Various factors, including the successful construction, commissioning and ramp-up of the Matawinie Mine, costs, actual mineralization, consistency and reliability of graphite grades, commodity prices, future cash flow and profitability can affect successful project development, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The design and construction of efficient processing facilities, the cost and availability of suitable machinery, supplies, mining equipment and skilled labor, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants can also affect successful project development. It is common in new mining operations to experience unexpected problems and delays during construction, development, mine start-up and commissioning activities. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Corporation’s profitability. Accordingly, there is no assurance that the Matawinie Mine project will ever be brought into a state of commercial production or that the Corporation’s activities will result in profitable mining operations.

Increase in Production Costs

Changes in the Corporation’s production costs could have a major impact on its financial condition and results of operations. Changes in costs of the Corporation’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs and scarcity of labor, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Corporation’s control. The Corporation prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Corporation’s future results of operations or financial condition.

Infrastructure, Supplies and Inflation

Prices for goods and services will fluctuate in relation to the level of investment in the mining sector; it is reasonable to expect that increased demand could impact the Corporation’s future economic projections and competitiveness, as it may

56	Annual Information Form

entail a meaningful increase in costs for various goods and services. Improvements in the economic conditions for the mining industry as a whole will typically result in increases to both the costs of planned exploration and development activities, which must also be factored into economic models used in projections for future development and potential operations. Increased demand for, and costs of, goods or services could result in delays if they cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties and delays due to the need to coordinate their availability, any of which could materially increase project exploration, development and/or construction costs. These factors could have a material adverse impact on the Corporation’s operations and profitability.

Economic Assessment Disclosure

The results of the Technical Report were based on certain assumptions that were given as of the date of the Technical Report. The economic assessment reveals that the Matawinie Mine project’s viability will not be significantly vulnerable to variations in capital and operating costs, within the margins of error associated with a feasibility level of estimate. However, the Matawinie Mine project’s viability remains more vulnerable to the USD/CAD exchange rate and the larger uncertainty in future market prices. Furthermore, there is no assurance that the assumptions used in the Technical Report will prove to be accurate and adverse changes may occur which may affect actual results.

Uncertainty of Processing Technology on a Commercial Basis

The Corporation’s process of preparing CSPG has not been used on a commercial basis by the Corporation and there is no certainty that results achieved during small-scale testing, including those performed at the Flake Demonstration Plant, the Shaping Demonstration Plant, the Purification Demonstration Plant and the Coating Demonstration Plant can be replicated in commercial quantities, which would have a material adverse impact on the finance of the Corporation’s project. The Corporation will be required to provide graphite that meets certain specifications. In addition, the Corporation is planning for the commissioning of the Coating Demonstration Plant, which has not commenced operations. The inability of the Corporation to fully commission and scale-up its operations to produce CSPG that meet those specifications may have a material adverse effect on the Corporation.

The Corporation currently holds a license to commercialize Hydro-Québec’s anode material technologies which forms part of the processing technology contemplated by the Corporation. Such agreement contains certain covenants on the part of the Corporation and failure by the Corporation to comply with such covenants may result in a breach of contractual obligations and may cause the license to be terminated. The Corporation is currently evaluating if it will use the Hydro-Québec technologies within the Bécancour Battery Material Plant or its own developed processes. The inability of the Corporation to use the license or to use the Corporation’s own developed processes would have a material adverse effect on the Corporation and may prevent the Corporation from commercializing its processing technology within the contemplated timeline.

The development of the Corporation’s process of preparing micronized CSPG may be complicated by third-party intellectual property rights (otherwise known as freedom to operate issues), because of the types of patents allowed by national patent offices. The Corporation may be forced to adapt its technology in order to ensure it does not conflict with any such third-party intellectual property rights. Further, the Corporation’s ability to successfully challenge third-party patent rights is dependent on the laws of national courts and there can be no assurance that the Corporation would successfully challenge third-party patent rights. In addition, the Corporation may face increasing competition from similar technology in the future. Similar technology can be a threat to the Corporation and it could prevent the Corporation from achieving commercial operations on a basis that is economically viable.

Uncertainty of Mineral Resources and Mineral Reserves

The estimates of mineral resources and mineral reserves for the Matawinie Mine have been prepared in accordance with NI 43-101. There are numerous uncertainties inherent in estimating mineral resources and mineral reserves and no

57	Annual Information Form

assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that any categories of mineral resources or reserves will be upgraded to higher categories. The estimation of mineralization is a subjective process and the accuracy of estimates is a function of quantity and quality of available data, the accuracy of statistical computation and the assumptions and judgments made in interpreting engineering and geological information. Mineral reserves at the Matawinie Property have been determined to be economic ore in the context of a feasibility study in accordance with NI 43-101. However, factors such as market price fluctuations, increased production costs, reduced recovery rates, and changes to other assumptions applied to the estimates, may render the mineral reserves uneconomic.

It should be understood that the mineral resources and mineral reserves are estimates of the size and grade of the deposits based on a number of drillings and samplings and on assumptions and parameters available. The level of confidence in the estimates depends upon a number of uncertainties. These uncertainties include, but are not limited to, future changes in product prices and/or production costs, differences in size and grade and recovery rates from those expected, and changes in project parameters. There is no assurance that the Matawinie Mine implementation will be realized or that the current estimates of volume and grade of minerals mined/processed or of cash flows derived from production will be achieved.

Substantial expenditures and time are required to establish mineral reserves through drilling and to develop the mining and processing facilities and infrastructure at mine site. There is no certainty that future expenditures made in the exploration of the Corporation’s other mineral properties or additional areas at the Matawinie Property will result in the identification of commercially recoverable quantities of mineral or that mineral reserves will ever be mined or processed profitably. While the Technical Report demonstrates the economic feasibility of the Matawinie Mine, the inability to achieve commercial operations on a basis that is economically viable may have a material adverse effect on the Corporation.

Construction and Commissioning of Processing and Demonstration Facilities

The design and construction of efficient processing and demonstration facilities, the cost and availability of suitable machinery, supplies, equipment and skilled labor, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced employees can affect successful project development.

The Corporation intends to construct the Bécancour Battery Material Plant, which will be equipped to produce graphite-based materials through onsite micronization, spheronization, purification, and coating transformation units. In addition, the Corporation processes the purification of spherical graphite at the Purification Demonstration Plant which relies on new infrastructure. The Corporation is also currently in the construction phase of the first module of the Coating Demonstration Plant, with the coating furnace scheduled to be commissioned in H1-2022.

It is common in new processing facilities to experience unexpected problems and delays during construction, development, start-up and commissioning activities. The costs, timing and complexities of developing the Bécancour Battery Material Plant and the Coating Demonstration Plant, may be significantly higher than anticipated which can add to the cost of development, production and operation and/or impair production and activities, thereby affecting the Corporation’s profitability.

Need for Funding and Time of Development

There is a risk that the development of the Bécancour Battery Material Plant and the Matawinie Mine into commercial production will not be completed on time or on budget, or at all. The Corporation’s mining projects are still subject to the receipt of various permits. The development and construction schedule of the Bécancour Battery Material Plant, the Shaping Demonstration Plant, the Purification Demonstration Plant, the Coating Demonstration Plant and the Matawinie Mine is based on management’s expectations, and may be delayed by a number of factors, some of which are beyond the Corporation’s control. It is common in new mining operations to experience unexpected costs, problems and delays during permitting, construction, development and mine start-up. Most, if not all, projects of this kind suffer delays in start-up

58	Annual Information Form

and commissioning due to late delivery of components, the inadequate availability of skilled labor and mining equipment, adverse weather or equipment failures, the rate at which expenditures are incurred, delays in construction schedules, or delays in obtaining the required permits or consents, or to obtain the required financing. In addition, delays in the early stages of mineral production often occur. During this time, the economic feasibility of production may change.

Capital costs are estimates based on the interpretation of geological data, pre-feasibility and feasibility studies and other conditions, and there can be no assurance that they will prove to be accurate. The costs, timing and complexities of developing the Bécancour Battery Material Plant project and the Matawinie Mine project may be significantly higher than anticipated, including because the availability of infrastructure such as surface access, skilled labor, and energy at an economic cost, cannot be assured. In addition, cost estimates may increase significantly as more detailed engineering work and studies are completed.

The Corporation requires financing through equity and/or debt securities to complete the development, construction and commissioning of the Bécancour Battery Material Plant, the Shaping Demonstration Plant, the Purification Demonstration Plant, the Coating Demonstration Plant and the Matawinie Mine and to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements. The success and the pricing of any such capital raising and/or debt financing is dependent upon the prevailing market conditions at that time and upon the Corporation’s ability to attract significant amounts of debt and/or equity. There is no assurance that such financing will be obtained on terms satisfactory to the Corporation and, if raised by offering equity securities, any financing may involve a dilution to its existing shareholders. Failure to obtain any financing necessary for the Corporation’s capital expenditure could result in the delay or indefinite postponement of further construction and development of the Bécancour Battery Material Plant, the Shaping Demonstration Plant, the Purification Demonstration Plant, the Coating Demonstration Plant and the Matawinie Mine, which in turn would materially and adversely affect the financial and operating results of the Corporation and the market price of the Corporation’s securities and, ultimately, could result in the loss of its properties.

The impacts of COVID‐19 and government responses thereto may also continue to have a material impact on financial results and could constrain the Corporation’s ability to obtain equity or debt financing in the future, which may have a material adverse effect on its business, financial condition and results of operations. There is a risk that commodity prices or demand for the products decline, including as a result of the impact of the COVID‐19 crisis. The availability of such cash may be adversely impacted by uncertainty in the financial markets, including as a result of the COVID‐19 crisis. Failure to obtain financing on a timely basis may cause the Corporation to postpone the development and construction of the Bécancour Battery Material Plant, the Shaping Demonstration Plant, the Purification Demonstration Plant, the Coating Demonstration Plant as well as the Matawinie Mine.

Construction and Start-Up of New Mines and Industrial Plants

The development and construction of the Matawinie Mine require the construction of significant new industrial facilities including the Bécancour Battery Material Plant. The success of construction projects and the start-up of new mines and industrial plants by the Corporation is subject to a number of risks and challenges including the availability and performance of engineering and construction contractors, suppliers and consultants; unforeseen geological formations; the implementation of new mining and industrial processes; the receipt of required governmental approvals and permits in connection with the construction of mining and industrial facilities and the conduct of operations, including environmental and operating permits; price escalation on all components of construction and start-up; engineering and mine design adjustments; the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of ore or concentrate production; and the successful completion and operation of haulage ramp and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Corporation is dependent in connection with its construction and development activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion

59	Annual Information Form

and successful operation of the operational elements in connection with the mine and the industrial facilities could delay or prevent the construction and start-up as planned and may result in additional costs being incurred by the Corporation beyond those budgeted. There can be no assurance that current or future construction and start-up plans implemented by the Corporation will be successful.

The Corporation’s Dependence Upon the Matawinie Mine and the Bécancour Battery Material Plant

The Corporation currently expects future mining operations at the Matawinie Property to account for all of the Corporation’s graphite production for the foreseeable future. In addition, the Corporation currently expects its future operations to be performed at the Bécancour Battery Material Plant to account for all of its processing activities to produce VAP and anode material for LiBs. Consequently, the Corporation expects to generate all its revenues from its production activities at the Matawinie Mine, including through the sale of natural graphite to third parties, and from its processing activities at the Bécancour Battery Material Plant, including through the sale of VAP and anode material for LiBs to third parties, respectively.

Any adverse condition affecting any of the Matawinie Mine or the Bécancour Battery Material Plant, or any adverse conditions affecting the revenues from any graphite products sale or the costs for producing graphite products at the Matawinie Mine or processing graphite products at the Bécancour Battery Material Plant could be expected to have a material adverse effect on the Corporation’s financial performance and results of operations and could require the Corporation to raise additional financing, which may not be obtainable under such circumstances.

Life of Mine Plan

Significant changes in the life of mine plan can occur as a result of experience obtained in the course of carrying out the Corporation’s mining activities, changes in mining methods and rates, process changes, investments in new equipment and technology, graphite price assumptions and other factors. There can be no assurance that the estimates in the Corporation’s plan will be consistent with future economic factors or actual results and performance or that the Corporation will not amend its existing life of mine plan for its Matawinie Property in the future. A decline in net cash flow may also require the Corporation to record an impairment charge against the carrying value of its net assets.

Mineral Exploration and Development Activities Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected ground or water conditions, geological formation pressures, fires, rock bursts, power outages, labor disruptions, flooding, earthquakes, explosions, cave-ins, landslides, mechanical equipment and facility performance problems, the inability to obtain suitable adequate machinery, equipment or labor and other unfavourable operating conditions are some of the risks involved in the operation of mines and the conduct of exploration and development programs. Unknown rock mechanics and hydrogeological conditions that cannot be predicted ahead of mining, such as faulting, zones of weak rock, or zones of unanticipated water inflow, may only be discovered during mining and may require significant changes to the mining plan. While lab testing may reduce uncertainty in some of the rock properties, it is never possible to identify all of these potential risks in advance. The Corporation’s exploration or development properties and any future mining operations will be subject to all the hazards and risks normally incidental to exploration, development and production, any of which could result in work stoppages and damage to or destruction of exploration or development facilities, mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.

Risks Related to Future Sale of Graphite Products

The Corporation is dependent on future sales of graphite-based products. Although the Corporation has and will continue to strive to enter into sales agreements, including offtake agreements for future sales, no assurance can be given that the

60	Annual Information Form

Corporation will be able to sell graphite-based products at such terms and conditions as are favourable for, or necessary to sustain the operations of the Corporation.

The Corporation has entered into an offtake and joint marketing agreement (the “Offtake and Joint Marketing Agreement”) with Traxys on February 14, 2019 for the sale of the production of flake graphite concentrate produced by the Corporation at the Flake Demonstration Plant. Such agreement contains certain representations, terms and conditions in order to result in firm commitments, and no assurance can be made that such representations, terms and conditions can or will be satisfied.

Except for the Offtake and Joint Marketing Agreement with Traxys, the Corporation has not yet entered into any other agreements for the sale of graphite-based products. There can be no guarantee that the Corporation will be able to secure additional sales agreements, including offtake agreements for future sales and, if so, there can be no guarantee as to the amount of purchase orders or commitments, the quantity of graphite represented by such orders and commitments or the timing for receiving same. Factors that may impact such orders and commitments include the ability of the Corporation to reliably and consistently produce graphite meeting client requirements and confidence of clients in such ability, market conditions and demand for products requiring graphite, overall market conditions and the strength of the economy.

If the Corporation, for whatever reason, is not able to produce the products in accordance with the terms and specifications of any sales agreements, such noncompliance or violation, resulting in termination or damages, may have an adverse effect on the Corporation’s operations and financial position. Even if the Corporation is able to meet the requirements set out therein, there is no assurance that the contract counterparties will be willing or able to purchase the production at the prices or quantities they have agreed to in the offtake agreement.

Uncertainty Relating to Future Production Estimates

The Corporation prepares estimates and projections of future production for the Matawinie Mine and the Bécancour Battery Material Plant, which are based on the Technical Report and the FEL-1, respectively. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. The Corporation’s actual production may vary from estimates for a variety of reasons, including: actual graphite mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labor shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

In addition, these estimates are based on existing plans and other assumptions which change from time to time, including: mineral reserve and mineral resource estimates; the availability, accessibility, sufficiency and quality of graphite; the Corporation’s costs of production; the Corporation’s ability to sustain and increase production levels; the sufficiency of the Corporation’s infrastructure; the performance of the Corporation’s workforce and equipment; the Corporation’s ability to maintain and obtain mining interests and permits; and the Corporation’s compliance with existing and future laws and regulations. As announced on November 16, 2021, the Matawinie Mine’s economics are being updated as part of the feasibility study being conducted for the combined Matawinie Mine and Bécancour Battery Material Plant projects, in alignment with the 43-101 standards, in order to reflect the Corporation’s integrated business model for comprehensive planning, cost projection, and development framework.

Lack of Revenue and History of Losses

As the Corporation does not have revenues, it is dependent upon future financings to continue its plan of operation, yet stay in business. The Corporation has not generated any revenues since its incorporation. The Corporation’s business objectives include the construction and operation of the Matawinie Mine and the Bécancour Battery Material Plant project. There is no assurance that they will be commercially viable.

61	Annual Information Form

In addition, the Corporation does not have a history of profitable operations and there can be no assurance that the Corporation will ever be profitable. It sustained net losses in the fiscal years ended December 31, 2019, 2020 and 2021. Management of the Corporation does not expect any income for the fiscal years to come and assesses that the Corporation may incur ongoing losses in the near future, and there is no guarantee it will become profitable in the short term or at all.

The Corporation’s future success will depend to a large extent on its ability to ensure the respect of its contractual commitments which are important from an operational and financial point of view. In general, the Corporation’s revenues will also be affected by economic conditions and the capacity of the Corporation to start production and manage its growth.

Negative Operating Cash Flow (in thousands of dollars)

The Corporation has no history of revenues from its operating activities. The Corporation’s cash and cash equivalents amounted to $62,355, $4,520 and $4,077 as at December 31, 2021, as at December 31, 2020, and as at December 31, 2019, respectively. During the fiscal year ended December 31, 2021, December 31, 2020 and December 31, 2019, the Corporation had negative cash flow usage from operating activities of $34,325, $18,049 and $18,654, respectively. For the fiscal year ended December 31, 2021, the Corporation has had an average monthly cash expenditure rate of approximately $5,742 per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development costs not covered by grants. For the fiscal year ended December 31, 2021, the Corporation recorded a net loss and comprehensive loss of $39,890. As of December 31, 2021, the Corporation had working capital of $58,449 and current liabilities of $15,730. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved at the Matawinie Mine and/or the Bécancour Battery Material Plant. To the extent that the Corporation has negative operating cash flows in future periods, the Corporation may need to allocate a portion of its existing working capital to fund such negative cash flow or the Corporation may adjust the expenditure rate to preserve liquidity.

Obligations, Covenants and Restrictions in the Terms of Financing Transactions with Pallinghurst International

The terms of the Amended and Restated Investment Agreement and the Royalty contain financial and operating covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, the Corporation’s ability to sell, assign, transfer, convoy, lease license, charge, pledge, hypothec, mortgage or otherwise dispose of the Matawinie Graphite Property or the Royalty, as the case may be, which will limit the Corporation’s operating flexibility and could prevent the Corporation from taking advantage of business opportunities. In addition, under the Amended and Restated Investment Agreement, Pallinghurst International has been granted anti-dilution rights over subsequent equity offerings by the Corporation in order to maintain its ownership in shares of the Corporation on an as-converted basis.

The terms of the Amended and Restated Investment Agreement and the Royalty also contain various provisions requiring the Corporation to take certain positive actions in order to fulfill its commitments, such as providing confirmations and documents as may be required under these agreements. The terms of the Amended and Restated Investment Agreement and the Royalty Agreement also contain customary events of default, such as breach of covenants, conditions or obligations, and the occurrence of an insolvency event with respect to the Corporation. Events may occur in the future, including events beyond the Corporation’s control that could cause the Corporation to fail to satisfy its obligations under these agreements.

Pallinghurst International has requested, as provided for in the Royalty, that the obligations of the Corporation under the Royalty be secured by a charge against the Matawinie Graphite Property. A failure to comply with its obligations and restrictive covenants could result, when the hypothec will take effect, in an event of default which, if not cured or waived, could permit acceleration of the related debt and acceleration of debt under other instruments that contain cross

62	Annual Information Form

acceleration or cross default provisions and lead to enforcement actions or proceedings under the security granted under the Royalty and any other debt entered into by the Corporation. The occurrence of any such events would have a material adverse effect and could, among other things, result in the bankruptcy or liquidation of the Corporation, and could result in the loss of the Corporation’s entire interest in the Matawinie Graphite Property.

Graphite Demand

Graphite is considered an industrial mineral and the sales prices are not public. Graphite is not a traded commodity like base and precious metals. Sales agreements are negotiated on an individual and private basis with each different end-user. Therefore, it is possible that the sales prices used in any assumptions made by the Corporation will be different than the actual prices at which the Corporation is able to sell its graphite. In addition, there are a limited number of producers of graphite and it is possible that these existing producers will try to prevent new-comers from entering the chain of supply by increasing their production capacity and lowering sales prices. Factors such as foreign currency fluctuation, supply and demand, industrial disruption and actual graphite market sale prices could have an adverse impact on operating costs and stock market prices and on the Corporation’s ability to fund its activities. In each case, the economics of the Matawinie Graphite Property could be materially adversely affected, even to the point of being rendered uneconomic. The Corporation intends to produce graphite to address the increasing demand, which is favoured in the making of LiB. If battery manufacturers use less graphite than expected, or if the demand for batteries, mainly used in electric and hybrid vehicles, is less than forecasted, it could have a material adverse effect on the sales price, profitability and development strategy of the Corporation.

Fluctuating Mineral Prices

The mining industry is heavily dependent upon the market price of the metals or minerals being mined. There is no assurance that a profitable market will exist for the sale of the same. There can be no assurance that mineral prices will be such that the Corporation’s properties can be mined at a profit. The price of the common shares and the financial results of the Corporation, like its mining activities, could undergo in the future important negative effects because of the fall of the prices of minerals, resulting in an impact on the capacity of the Corporation to finance its activities. The prices of minerals fluctuate in an important way and are tributary to various factors which are independent of the will of the Corporation, such as the sale or the purchase of minerals by various brokers, central banks and financial institutions, the interest rates, the foreign exchange rates, the rates of inflation, of deflation, the fluctuations in the value of the CAD and the currencies, the regional and world offer and demand, the economic conjuncture and policy which prevails in the countries of the world which are large mineral producers, or countries where large customers and end users are located, and the COVID-19 pandemic. The prices of mineral largely fluctuated these last years and any serious fall could prevent the continuation of the exploration, construction and development activities of the Corporation.

Competition

The mining industry is intensely and increasingly competitive, and the Corporation competes with many companies with greater financial resources and technical facilities than those of the Corporation. Competition in the mining industry could adversely affect the Corporation’s ability to put the Matawinie Mine into production and to secure sale agreements for its products.

Level of Indebtedness

Subject to the limits contained in the Royalty Agreement and any other debt instruments entered into by the Corporation, the Corporation may be able to incur additional debt. If the Corporation does so, the risks related to the Corporation’s level of indebtedness could increase.

The Corporation’s degree of leverage in the future could have adverse consequences for the Corporation, due to the following factors that may affect the Corporation: (i) increased difficulty in satisfying obligations with respect to

63	Annual Information Form

indebtedness; (ii) limitations on the ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; (iii) requirements that a substantial portion of the Corporation’s cash flows be dedicated to debt service, if any, payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; (iv) increased vulnerability to general adverse economic and industry conditions; (v) decreased flexibility in planning for and reacting to changes in the industry in which it competes; (vi) placing the Corporation at a disadvantage compared to other, less leveraged competitors; and (vii) increased cost of borrowing.

The Corporation’s ability to make scheduled payments on or refinance its debt obligations, depends on the Corporation’s financial condition and operating performance at that time, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Corporation may be unable to generate or maintain a level of sufficient cash flow from operating activities to satisfy its debt obligations or to refinance its indebtedness on commercially reasonable terms or at all, which would have a material adverse effect on the Corporation’s financial condition and results of operations.

The Corporation can provide no assurance that it will achieve sufficient future cash flow and earnings to satisfy its debt obligations. If cash flows and capital resources are insufficient to fund debt service obligations, if any, the Corporation could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, seek additional debt or equity capital or restructure or refinance indebtedness. If the Corporation cannot make scheduled payments on its debt, the Corporation could be in default and holders of any indebtedness could declare all outstanding principal and interest to be due and payable which could lead to cross default and cross acceleration provisions under certain of the Corporation’s other debt agreements. The Corporation’s creditors could foreclose against the collateral securing the Corporation’s obligations and the Corporation could be forced into bankruptcy or liquidation, or to initiate other insolvency proceedings.

Going Concern and Insolvency Risk

The Corporation’s audited consolidated financial statements for the year ended December 31, 2021 have been prepared on a going concern basis in accordance with IFRS, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business as they come due into the foreseeable future. However, the Corporation does not have sufficient liquidity to pursue its budgeted planned expenditures for the next twelve months following December 31, 2021. The Corporation's ability to continue its business operations is dependent on management's ability to secure additional financing. The inability to secure additional financing in a near future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital market alternatives could cast substantial doubt as to the Corporation’s ability to continue as a going concern. There can be no assurance that the Corporation will be successful in obtaining any additional financing required to continue its business operations, or that such financing will be sufficient to meet the Corporation's objectives or obtained on terms favourable to the Corporation. Failure to obtain sufficient financing as and when required may result in the delay or indefinite postponement of exploration and/or development on any or all of the Corporation's properties, or even a loss of property interest, which would have a material adverse effect on the Corporation's business, financial condition, and results of operations. There are other elements included in this section “Risk Factors” related to the Corporation that could cast a doubt on the ability of the Corporation to continue its operation and development on a going concern basis.

Liquidity Risk

The Corporation has limited financial resources and there is no assurance that sufficient additional funding or financing will be available to the Corporation on acceptable terms, or at all, for further exploration or development of its properties or to fulfill its obligations under any applicable agreements. The Corporation must maintain sufficient liquidity to meet its

64	Annual Information Form

short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and committed loan facilities. The Corporation manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Corporation has in place a reporting, planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans. The Corporation might be required to use a portion of its cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities.

Governmental and Environmental Regulations, Permits and Licences

The current operations of the Corporation and anticipated future operations, including further exploration, development activities and commencement of production for the Matawinie Mine, the Bécancour Battery Material Plant and the various demonstration plants are subject to laws and regulations governing prospecting, development, mining, construction, production, exports, taxes, labor standards, occupational health, waste disposal, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities, and in the construction, development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permitting requirements.

The Corporation’s operations are also subject to various laws and regulations governing the protection of the environment. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in a direction of stricter standards and enforcement, and higher fines and penalties for non-compliance. Even though the Corporation received a positive ESIA for the Matawinie Mine from the Québec Government, the Bécancour Battery Material Plant may require the additional submission of ESIA and further review and approval by governmental authorities, such as the environmental impact assessment and review procedure which can include public hearing held by the BAPE. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Corporation intends to, and attempts to, fully comply with all applicable environmental regulations.

On April 11, 2019, the Corporation filed the ESIA for the Matawinie Mine, which is available on the Québec Government’s Environmental Assessment Register. The submission of the ESIA, which was authored by SNC-Lavalin Inc., was an important milestone in the permitting of the project. Successful public hearings on the project were held by the Québec Government in 2020. On February 10, 2021, the Corporation received a positive environmental assessment decision for the Matawinie Mine supported by a decree from the Québec Government. The Matawinie Mine has now received all of the government authorizations required to apply for permits needed for site-specific construction and operating activities under the authority of the overall global authorizations, but no assurance can be given that such permits which the Corporation may require in the normal course for its current and anticipated mining operations will be obtainable or maintainable on reasonable terms or on a timely basis or at all.

In Canada, the issuance of permits may also trigger the Crown’s duty to consult and potentially accommodate the Indigenous Peoples of Canada. Section 35 of the Constitution Act, 1982, protects aboriginal and treaty rights for Indian (also referred to as First Nation), Inuit and Métis people. As a result of this protection, in appropriate circumstances, the Crown has a duty to consult with Indigenous Peoples and, potentially, to seek workable accommodation of their interests before making decisions that may affect their ability to exercise their constitutionally protected rights. In certain circumstances Indigenous people can file legal action on the basis of inadequate consultation, which could have the consequence of delaying the commencement of construction or operation of projects or increasing costs of projects. The Corporation intends to and attempts to support the Crown in conducting procedural aspects of the duty as required.

65	Annual Information Form

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. The Corporation believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there is no assurance that future changes to existing laws and regulations will not impact the Corporation. Amendments to current laws, regulations and permits governing the operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs, reduction in levels of production or require abandonment or delays in the development of current or new mining projects.

The Corporation’s activities and operations require permits from various domestic authorities. There can be no assurance that various permits which the Corporation may require in the normal course for its current and anticipated exploration, development and construction activities as well as mining operations, including without limitation, on the Matawinie Mine, the Bécancour Battery Material Plant and the various demonstration plants will be maintainable or obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including, without limitation, the Matawinie Mine, the Bécancour Battery Material Plant and the various demonstration plants. Furthermore, any delays in obtaining the anticipated construction permits would have an adverse effect on the Corporation’s timing and costs associated with the start-up. Such delays could also allow other third-party projects to commence production before the Matawinie Mine and the Bécancour Battery Material Plant, thereby potentially reducing the Corporation’s target market share, which would have an adverse impact on the level of product sales and economics of the Matawinie Mine and the Bécancour Battery Material Plant.

Title Matters and Territorial Claims

While the Corporation has reviewed and is satisfied with the titles to its mineral properties, and, to the best of its knowledge, such titles are in good standing, there is no guarantee that titles to such properties will not be challenged or impugned. The properties may be subject to prior unregistered agreements of transfer or aboriginal land claims, and titles may be affected by undetected defects. In addition, according to the applicable mining legislation in the Province of Québec, the Corporation will need to incur expenditures on its properties and pay a rent in order to renew claims upon their expiry. There can be no assurance that the Corporation will be successful in renewing all such claims.

The framework agreement dated April 12, 2018 between the Corporation, the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw establishes negotiation topics to be discussed and goals to be met in order to arrive at a successful agreement in the best interests of all parties concerned. It also states subjects and guidelines to consider throughout the discussion process to favour an environment propitiatory to a sound negotiation. Then, on April 23, 2019, the Corporation entered into the PDA with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw for the Matawinie Mine project. The PDA outlines the respective rights and interests of all parties with respect to pre-development activities and provides a guideline for negotiating an IBA relating to the Matawinie Mine project. No assurance can, however, be provided that the parties will reach an agreement in regard to the IBA. On November 18, 2020, the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw issued a press release in which they affirm that following recent consultation with the Crown (Québec Government), there is no social acceptability for the Matawinie Mine project from the standpoint of the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw. On February 12, 2021, the Conseil des Atikamekw de Manawan issued a press release to denounce the Decree as there is no social acceptability for the Matawinie Mine project from the standpoint of the Conseil des Atikamekw de Manawan. The Corporation intends to and attempts to continue to engage with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw about the Matawinie Mine project. If the Corporation, for any reason, is unable

66	Annual Information Form

to reach satisfactory agreements with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw, such incapacity could have a material adverse impact on the Corporation and could result in an increase in capital expenditures or production costs, a decrease in production levels or the need to cancel or postpone the development of the Matawinie Mine project.

Community Relations

The Corporation’s relationships with the communities in which it is located and other stakeholders are critical to ensure the future success of the construction and development of the Matawinie Mine and Bécancour Battery Material Plant. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. The evolving expectations related to human rights, indigenous rights, and environmental protection may result in opposition to the Corporation’s future operations or further development or new development of the Matawinie Mine and Bécancour Battery Material Plant. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Corporation’s activities, and may have a negative impact on the Corporation’s reputation and operations.

Opposition by any of the aforementioned groups to the Corporation’s operations may require modification of, or preclude the operation or development of, the Matawinie Mine and Bécancour Battery Material Plant or may require the Corporation to enter into agreements with such groups or local governments with respect to the Matawinie Mine and Bécancour Battery Material Plant, in some cases causing increased cost and considerable delays to the advancement of the Matawinie Mine and the Bécancour Battery Material Plant. Further, publicity adverse to the Corporation, its operations or extractive industries generally, could have an adverse effect on the Corporation and may impact relationships with the communities in which the Corporation operates and other stakeholders. While the Corporation is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.

The Corporation has been and is actively engaged in certain community projects to improve both local employment opportunities and local quality of life. Such projects may negatively impact the Corporation’s relationships with such local communities if the projects fail to provide the expected benefits.

Dependence on Key Personnel

The Corporation’s success and viability depends, to some extent, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and may impact the ability to attract and retain such personnel. The loss of any key personnel may have a material adverse effect on the Corporation, its business and its financial position.

Attracting and Retaining Skilled Workforce

The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside of the Corporation’s control, including competition for human capital and the high level of technical expertise and experience required to execute the Corporation’s development, will affect the Corporation’s ability to employ the specific personnel required. Furthermore, the hiring and retention of qualified personnel in the mining industry is highly competitive. The Corporation may experience difficulty in competing with more established and better financed companies in retaining our current management or hiring new personnel to meet the Corporation’s business and financial requirements. If the Corporation is unable to hire or retain necessary personnel, it could materially adversely affect the Corporation’s business, results of operations and financial condition.

67	Annual Information Form

Labor Relations

While the Corporation has good relations with its employees, there can be no assurance that it will be able to maintain positive relationships with its employees. In addition, relations between the Corporation and its employees may be impacted by regulatory or governmental changes introduced by the relevant authorities in whose jurisdictions the Corporation carries on business as well as by the COVID-19 pandemic. Adverse changes in such legislation or in the relationship between the Corporation and its employees could have a material adverse impact on the Corporation’s business, results of operations and financial condition.

Health and Safety Risks

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Corporation’s business. The Corporation may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Corporation’s reputation, operations and future prospects.

Global Financial Conditions

The Corporation’s financial results are tied to Canada and world economic conditions. Increased uncertainty regarding regional and global financial stability could cause the Corporation to experience revenue declines and a decrease in the availability of credit and on the Corporation’s ability to raise capital. Global financial conditions continue to be characterized as volatile. In recent years, especially since the recent outbreak of COVID-19, global markets have been adversely impacted by various credit crises. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Corporation’s growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Corporation’s business and the market price of the Corporation’s securities.

Outbreak of War in Ukraine

The Corporation’s future operations may be affected by the outbreak of war between Russia and Ukraine. In late 2021 and into 2022, there has been an escalation of tension between Ukraine and Russia at the Ukrainian and Russian border, with both countries deploying additional military personnel and equipment near the border. On February 24, 2022, Russia launched an invasion of Ukraine, and as of the date hereof, is still ongoing. As a result, the international community has responded with a variety of sanctions on Russia and companies have withdrawn products and services from Russia. Any further escalation, imposition of sanctions in areas which the Corporation operates, outbreak of war into other countries or regions or other escalation may have a material adverse effect on the Corporation’s ability to develop its business.

68	Annual Information Form

Supply Chain Disruption

The Corporation’s operations depend on an uninterrupted supply of production inputs, and other supplies and resources. Supply may be interrupted due to a shortage or the scarce nature of inputs, such as unforeseen disruptions due to war, fire, severe weather conditions, natural disasters or other catastrophic events, public health events, labor disagreements, or other transportation problems. Supply might also be interrupted due to transportation and logistics associated with the location of some of the Corporation’s operations, and government restrictions or regulations which delay importation of necessary items. COVID-19 as well as the outbreak of war between Russia and Ukraine have had a significant impact on global supply chains, which could impact the Corporation’s ability to source supplies required for the Corporation’s operations and could increase the costs of those supplies. The disruption of the supply chain could interrupt product supply, which in turn could adversely affect the business, operations or financial performance of the Corporation.

Public Health Crisis

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the recent outbreak of respiratory illness caused by COVID-19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Some of the key impacts of these conditions include devaluations and high volatility in global equity, commodities, foreign exchange and mining markets and a lack of market confidence and liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Corporation’s ability to obtain equity or debt financing and, where available, to obtain such financing on terms favourable to the Corporation. Increased levels of volatility and market turmoil could have a material adverse impact on the Corporation’s operations and planned growth and the trading price of the securities of the Corporation may be adversely affected.

The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines and a general reduction in consumer activity. The continued spread of COVID‐19 globally could materially and adversely impact the Corporation’s business, including, without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, the availability of industry experts and personnel and other factors that depend on future developments beyond the Corporation’s control.

Even though the Corporation is implementing business continuity measures and governmental recommendations to mitigate and reduce any potential impacts of COVID-19 on its business, operations, supply chain and financial condition, the spread of COVID-19 could have a material adverse impact on the Corporation’s workforce and the development of its Matawinie Mine and Bécancour Battery Material Plant. Despite COVID-19, the Corporation is continuing to develop its Matawinie Mine and Bécancour Battery Material Plant through remote work solutions with its management team, employees, consultants, business partners and government representatives. The full extent and impact of COVID-19 on the Corporation’s operations cannot currently be ascertained, as it depends upon future developments which cannot be predicted, and includes among other matters: the duration of the outbreak, the severity of the virus and the ability to treat it, the ability to collect sufficient data to track the virus and the collective actions taken to curb the spread of the virus.

Volatility of Share Price and Market Price of the Common Shares

The price of the shares of resource companies tends to be volatile. Fluctuations in the world price of graphite in response to, among other things, the COVID-19 pandemic and many other elements beyond the control of the Corporation could materially affect the price of the Common Shares.

69	Annual Information Form

There can be no assurance that an active market for the Common Shares will be sustained after any offering of securities. Securities of companies with smaller capitalizations have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the attractiveness of certain industries. There can be no assurance that continuing fluctuations in price will not occur. If an active market for the Common Shares does not continue, the liquidity of a purchaser’s investment may be limited. If such a market does not develop, purchasers may lose their entire investment in the Common Shares.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages, and also divert management’s attention and resources.

Project Management Risks

The Corporation is concurrently overseeing the advancement of two major graphite projects, namely the Bécancour Battery Material Plant and the Matawinie Mine. This requires the dedication of considerable time and resources by the Corporation and its management team. The advancement of two major projects concurrently brings with it the associated risk of strains arising on managerial, human and other resources. The Corporation’s ability to successfully manage each of these processes will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and to successfully retain personnel and recruit new personnel to support its growth and the advancement of its projects.

Risk Factors Related to the Consolidation

Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. Reducing the number of issued and outstanding Common Shares through the Consolidation was intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares may also be affected by the Corporation’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its reserves and resources, industry conditions, the market’s perception of the Corporation’s business and other factors, which are unrelated to the number of Common Shares outstanding. There is no assurance that the market price following the implementation of the Consolidation will increase in the future.

Public Company Obligations

As a publicly listed corporate entity, the Corporation is subject to evolving rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators (CSA), the TSXV, the NYSE, and the International Accounting Standards Board, which govern corporate governance and public disclosure regulations. These rules and regulations continue to evolve in scope and complexity creating many new requirements, which increase compliance costs and the risk of non-compliance. The Corporation’s efforts to comply with these rules and obligations could result in increased general and administration expenses and a diversion of management time and attention from financing, development, operations and, eventually, revenue-generating activities.

Intellectual Property Risks

The Corporation relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Corporation has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Corporation will be able to adequately protect itself against any intellectual property infringement claims. There is also a risk that the Corporation’s competitors could independently develop similar technology, processes or know-how; that the

70	Annual Information Form

Corporation’s trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will be broad enough to protect the Corporation’s intellectual property rights; or, that foreign intellectual property laws will adequately protect such rights. The inability to protect the Corporation’s intellectual property could have a material adverse effect on the Corporation’s business, results of operations and financial condition.

No Current Plans to Pay Cash Dividends

The Corporation has no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors and will depend on, among other things, the Corporation’s financial results, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, the Corporation’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that the Corporation or its subsidiaries incur. As a result, investors may not receive any return on an investment in the Corporation’s securities unless they sell the securities for a price greater than that which they paid for them.

Risks of Relying on Consultants

The Corporation has relied on, and may continue to rely on, consultants and others for mineral exploration and processing expertise. The Corporation believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Corporation may experience delays or increased costs in developing its properties and processing facilities.

Currency Fluctuations

Currency fluctuations may have an effect on the Corporation’s costs, revenue and cash flow. The Corporation raised equity in CAD and USD and certain of the Corporation’s estimated capital costs in connection with the Matawinie Graphite Property were converted from quotes obtained in foreign currencies and converted into CAD applying a fixed exchange rate. The Corporation may pursue debt financing which may be denominated in USD or other currencies. Accordingly, adverse fluctuations in the relative prices of Euros, USD and other currencies could increase the cost of development and production or increase the cost of borrowing and could materially and adversely affect the Corporation’s earnings and financial condition.

Climate Change

Climate change is an international concern and, as a result, poses risk of both climate changes and government policy in which governments are introducing climate change legislation and treaties that could result in increased costs, and therefore, could decrease profitability of the Corporation’s operations.

The Canadian government has established a number of policy measures in response to concerns relating to climate change. The impacts of these measures will most likely be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Corporation’s results of operations.

In addition, the physical risks of climate change may also have an adverse effect on the operations of the Corporation. Global climate change could exacerbate certain of the threats facing the Corporation’s business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages and changing temperatures, which can disrupt the Corporation’s operations, damage its infrastructure or properties, create financial risk to Corporation’s business or otherwise have a material adverse effect on its results of operations, financial position or liquidity. These may result in substantial costs to respond during the event, to recover

71	Annual Information Form

from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence. Climate changes could also disrupt the Corporation’s operations by impacting the availability and cost of materials needed for mining operations and could increase insurance and other operating costs.

Catastrophic Events, Natural Disasters, Severe Weather

The Corporation’s business may be negatively impacted to varying degrees by a number of events which are beyond its control, including cyber-attacks, unauthorized access, energy blackouts, pandemics, terrorist attacks, acts of war, earthquakes, hurricanes, tornados, fires, floods, ice storms or other natural or manmade catastrophes. While the Corporation engages in emergency preparedness to mitigate risks, such events can evolve very rapidly and their impacts can be difficult to predict. As such, there can be no assurance that in the event of such a catastrophe that the Corporation’s operations and ability to carry on business will not be disrupted. The occurrence of such events may not release the Corporation from performing its obligations to third parties.

Cyber Security Risks

Threats to information technology systems associated with cyber security risks and cyber incidents or attacks continue to grow, particularly as a result of remote work during the COVID-19 pandemic. The level of sophistication of such attacks has also increased. It is possible that the business, financial and other systems of the Corporation could be compromised, which could go unnoticed for some time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs to prevent, respond to or mitigate cyber security incidents. The occurrence of a cyber security incident could have a material adverse effect on the Corporation’s business and result in a prolonged disruption to it.

Insurance Risk

Any industries, including the mining industry, are subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims and mining lease. No assurance can be given that insurance to cover the risks to which the Corporation’s activities are subject will be available at all or at commercially reasonable premiums. The Corporation currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies of a similar stage of development. Moreover, the Corporation may have to renew and/or acquire additional insurance coverage. The Corporation may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The Corporation carries liability insurance with respect to its exploration, development, beneficiation and transformation operations, including certain limited environmental liability insurance coverage. The payment of any such liabilities would reduce the funds available to the Corporation. If the Corporation is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy. The Corporation may also become subject to liabilities which exceed policy limits. In such circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect upon its performance, results of operations and economic viability.

Tax Risks

The Corporation was partly financed by the issuance of flow-through shares. However, there is no guarantee that the funds spent by the Corporation will qualify as Canadian exploration expenses, even if the Corporation has committed to take all the necessary measures for this purpose. Refusals of certain expenses by tax authorities could have negative tax consequences for investors and, in such an event, the Corporation will have to indemnify each flow-through share subscriber for any additional taxes.

72	Annual Information Form

Conflicts of Interest

Some of the directors and officers of the Corporation may be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Corporation. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the CBCA. Some of the directors and officers of the Corporation may become directors of other companies engaged in same or other business ventures.

Dilution

Additional financing needed to continue funding the development, construction and operation of the Matawinie Mine and the Bécancour Battery Material Plant may require the issuance of additional securities. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities, as applicable, will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

As of the date of this Annual Information Form, an aggregate of 55,216,217 Common Shares (post-Consolidation) are currently issued and outstanding as fully paid and non-assessable and  2,700,500 stock options (post-Consolidation) are currently issued and outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 2,700,500 Common Shares (post-Consolidation) . On a fully diluted basis, assuming the exercise in whole of the issued and outstanding stock options, 57,916,717 Common Shares would be issued and outstanding as fully paid and non-assessable.

Pallinghurst Graphite is the wholly-owned subsidiary of Pallinghurst International, an insider of the Corporation and the beneficial owner of an aggregate of 11,541,014 Common Shares (post-Consolidation) representing 20.94% of the issued and outstanding Common Shares. The concentration of an important percentage of the issued and outstanding Common Shares in the hands of a single shareholder may discourage an unsolicited bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares. In addition, sales of Common Shares by Pallinghurst Graphite may adversely affect the trading price of the Common Shares.

Structural Subordination of the Common Shares

In the event of a bankruptcy, liquidation or reorganization of the Corporation, holders of certain of its indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of the Corporation before any assets are made available for distribution to the shareholders of the Corporation. The Common Shares will be effectively subordinated to most of the other indebtedness and liabilities of the Corporation.

Forward-Looking Statements

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Litigation and Other Legal Proceedings

Like most companies, the Corporation is subject to the threat of litigation and may be involved in disputes with other parties which may result in litigation or other proceedings. The Corporation’s operations are subject to the risk of legal claims by employees, unions, contractors, debt holders, lenders, suppliers, future joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.

73	Annual Information Form

Shareholder Activism

In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for the Corporation to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Corporation’s reputation and divert the attention and resources of the Corporation’s management and Board of Directors, which could have an adverse effect on the Corporation’s business and results of operations. Even if the Corporation does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Corporation to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Corporation’s Board of Directors, this could adversely affect the Corporation’s business and future operations. Additionally, shareholder activism could create uncertainty about the Corporation’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Corporation’s business, future operations, profitability and ability to attract and retain qualified personnel.

Project Opposition Risks

The Matawinie Mine project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. Substantial opposition to any of the Corporation’s mining projects could result in delays to developments or plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

Failure to establish and maintain effective disclosure and internal controls could result in the loss of investor confidence in the reliability of the Corporation’s financial statements, harm its business and operating results and negatively impact the trading price of the Common Shares, and could also result in the Corporation failing to meet its reporting obligations.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, as appropriate, to allow timely decisions regarding required decisions. The Corporation has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Corporation’s failure to satisfy the requirements of applicable securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations.

The Corporation has incurred and will incur increased costs as a result of being a public company in the United States, and its management will be required to devote substantial time to United States public company compliance efforts.

As a public company in the United States, the Corporation has incurred and will incur additional legal, accounting, reporting and other expenses that the Corporation did not incur as a public company in Canada. The additional demands associated with being a public company in the United States may disrupt regular operations of the Corporation’s business by diverting the attention of some of its senior management team away from operational activities to additional management and administrative oversight, adversely affecting its ability to attract and complete business opportunities

74	Annual Information Form

and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Corporation’s business, results of operations and financial condition.

The U.S. Sarbanes-Oxley Act 2002, as amended (the “U.S. Sarbanes-Oxley Act”) requires that the Corporation maintains effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), the Corporation will be required in the future to furnish a report by its management on its internal control over financial reporting (“ICFR”), which, if or when the Corporation is no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by its independent registered public accounting firm.

To achieve compliance with Section 404 within the prescribed period, the Corporation will document and evaluate its ICFR, which is both costly and challenging. In this regard, the Corporation will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of its ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite the efforts of the Corporation, there is a risk that neither the Corporation nor its independent registered public accounting firm will be able to conclude within the prescribed timeframe that its ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in its ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of its consolidated financial statements. In addition, in the event that the Corporation is not able to demonstrate compliance with the U.S. Sarbanes-Oxley Act, that its internal control over financial reporting is perceived as inadequate, or that the Corporation is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of its Common Shares may decline. In addition, if the Corporation is unable to continue to meet these requirements, the Corporation may not be able to remain listed on the NYSE.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.

The Corporation is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Additionally, the Corporation is permitted, under the multijurisdictional disclosure system (“MJDS”) adopted by the SEC and the Canadian Securities Administrators, to prepare certain disclosure documents filed with the SEC on MJDS-specific forms in accordance with Canadian disclosure requirements. Under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation will not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation will be required to file or furnish to the SEC the continuous disclosure documents that the Corporation is required to file in Canada under Canadian securities laws. In addition, the officers, directors, and principal shareholders of the Corporation are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the shareholders of the Corporation may not know on a timely basis when its officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Corporation is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders of the Corporation should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

75	Annual Information Form

In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Corporation discloses the requirements the Corporation is not following and describes the Canadian practices the Corporation follows instead. As a result, the shareholders of the Corporation may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

In order to maintain its status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Corporation fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from U.S. corporate governance requirements that are available to foreign private issuers.

The Corporation is an emerging growth company and intends to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make the Common Shares less attractive to investors.

The Corporation is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. The Corporation will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year in which the Corporation has total annual gross revenue of US$1.07 billion or more during such fiscal year; (ii) December 31, 2026 (the last day of the fiscal year following the fifth anniversary of the effective date of the Registration Statement); (iii) the date on which the Corporation has issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date the Corporation qualifies as a “large accelerated filer” under the rules of the SEC, which means the market value of the Common Shares held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter after the Corporation has been a reporting company in the United States for at least 12 months. For so long as the Corporation remains an emerging growth company, the Corporation is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act.

The Corporation may take advantage of some, but not all, of the available exemptions available to emerging growth companies. The Corporation cannot predict whether investors will find the Common Shares less attractive if the Corporation relies on these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the price of the Common Shares may be more volatile.

The Corporation is governed by the corporate and securities laws of Canada which in some cases have a different effect on its shareholders than the corporate laws of U.S. and U.S. securities laws.

The Corporation is governed by the CBCA and other relevant laws, which may affect the rights of its shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Corporation’s constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Corporation by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. For example, the material differences between the CBCA and the Delaware General Corporation Law (the “DGCL”), the applicable statutory regime for many U.S. companies, that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to the Corporation’s articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas the DGCL generally requires only a majority vote;

76	Annual Information Form

and (ii) under the CBCA, holders of 5% or more of the Corporation’s shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

As the Corporation is a Canadian corporation and most of its directors and officers reside in Canada, it may be difficult for United States shareholders to effect service on the Corporation to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against its directors and officers residing outside of Canada.

The Corporation is governed by the CBCA with its principal place of business in Canada, most of its directors and officers reside in Canada and all or substantially all of the Corporation’s assets and all or a substantial portion of the assets of these directors and officers may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Corporation or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Corporation’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

The Corporation may be a Passive Foreign Investment Company which may result in adverse U.S. federal income tax consequences for U.S. Holders of Common Shares.

Generally, if for any taxable year 75% or more of the Corporation’s gross income is passive income, or at least 50% of the average quarterly value of the Corporation’s assets are held for the production of, or produce, passive income, the Corporation would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the current profile of the Corporation’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Corporation believes that it was likely a PFIC for the 2021 taxable year. While it has not made a determination of expected PFIC status for the current taxable year, there is a risk that it may be a PFIC in the current taxable year and in the foreseeable future. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that the Corporation will not be a PFIC for the current or future taxable years. If the Corporation is characterized as a PFIC, the Corporation’s shareholders who are United States persons may suffer adverse tax consequences, including the treatment of gains realized on the sale of the Common Shares as ordinary income, rather than as capital gain.

If a United States person is treated as owning at least 10% of the Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of the shares of a foreign corporation, such person may be treated as a “United States shareholder” with respect to a “controlled foreign corporation” if the foreign corporation otherwise qualifies as a controlled foreign corporation for U.S. federal income tax purposes. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property by a controlled foreign corporation, regardless of whether such corporation

77	Annual Information Form

makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may toll the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due. A U.S. investor should consult its own advisors regarding the potential application of these rules to an investment in the Common Shares.

There is no assurance the Corporation will continue to meet the listing standards of the NYSE and the TSXV.

The Corporation must meet continuing listing standards to maintain the listing of the Common Shares on the NYSE and the TSXV. If the Corporation fails to comply with listing standards and the NYSE and/or the TSXV delists the Common Shares, the Corporation and its shareholders could face significant material adverse consequences, including:

»	a limited availability of market quotations for the Common Shares;
»	reduced liquidity for the Common Shares;
»

a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares;

»	a limited amount of news about the Corporation and analyst coverage of it; and
»	a decreased ability for the Corporation to issue additional equity securities or obtain additional equity or debt financing in the future.

The Corporation may need to raise additional financing in the future, including through the issuance of additional equity securities or convertible debt securities, which may dilute the interests of shareholders of the Corporation.

The Corporation may need to raise additional financing in the future, including through the issuance of additional equity securities or convertible debt securities. If the Corporation raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment and the value of the Corporation’s securities.

The Corporation’s constating documents permit it to issue additional securities in the future, including Common Shares, without additional shareholder approval.

The Corporation’s articles permit it to issue an unlimited number of Common Shares. The Corporation anticipates that it will, from time to time, issue additional Common Shares in the future, including in connection with potential acquisitions. Subject to the requirements of the TSXV and the NYSE, the Corporation will not be required to obtain the approval of its shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to its existing shareholders and may have an adverse effect on the value of their shareholdings.

If securities or industry analysts do not publish research or reports about the Corporation, or if they downgrade the Common Shares, the price of the Common Shares could decline.

The trading market for the Common Shares depends, in part, on the research and reports that securities or industry analysts publish about the Corporation. The Corporation does not have any control over these analysts. If one or more of the analysts who cover the Corporation downgrade the Common Shares or publish inaccurate or unfavourable research about the Corporation, the price of the Common Shares would likely decline. In addition, if the Corporation’s results of operations fail to meet the forecast of analysts, the price of the Common Shares would likely decline. If one or more of these analysts cease coverage of the Corporation or fail to publish reports on the Corporation regularly, demand for the Common Shares could decrease, which might cause the price and trading volume of the Common Shares to decline.

78	Annual Information Form

The market price of the Common Shares is subject to fluctuations and may not reflect the Corporation’s long-term value at any given time, and the Corporation may be subject to securities litigation as a result.

The price of the Common Shares is likely to be significantly affected by a variety of factors and events including short-term changes to the Corporation’s financial condition or results of operations as reflected in the Corporation’s quarterly financial statements. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; (ii) lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of the Common Shares; (iii) the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Corporation’s securities to be delisted from the NYSE or TSXV, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares is subject to fluctuations and may not accurately reflect the Corporation’s long-term value at any given point in time. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

DIVIDENDS

During the three most recently completed fiscal years and as of the date of this Annual Information Form, The Corporation has not paid any dividends on the Common Shares. Any decision to declare and pay dividends on the Common Shares in the future will be made at the discretion of the Board of Directors and will depend on, among other things, the Corporation’s financial results, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant at such time. In addition, the Corporation’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that the Corporation or its subsidiaries incur.

DESCRIPTION OF CAPITAL STRUCTURE

The following description of the Corporation’s share capital summarizes certain provisions contained in the Corporation’s Articles and by-laws. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Corporation’s Articles and by-laws, which have been filed under the Corporation’s profile on SEDAR at www.sedar.com.

Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. Unless otherwise specified in this section, the numbers and price of the Common Shares and the information on securities convertible into Common Shares provided in this section are stated on a post-Consolidation basis after giving effect to the Consolidation.

COMMON SHARES

The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value. As of December 31, 2021, 55,118,316 Common Shares were issued and outstanding as fully paid and non-assessable. The holders of Common Shares are entitled to vote at all shareholder meetings. They are also entitled to dividends, if, as and when declared by the Board of Directors and, upon liquidation or winding-up of the Corporation, to share the residual assets of the Corporation. The Common Shares do not have any pre-emptive, conversion or redemption rights, and all

79	Annual Information Form

have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares.

WARRANTS

During the fiscal year ended December 31, 2021, no warrants were issued, 7,821,700 warrants were exercised, and 31,739 warrants expired. As a result, and as of December 31, 2021, no warrants issued by the Corporation are outstanding.

Between January 1, 2022 and the date of this Annual Information Form, no warrants were issued, no warrants were exercised and no warrants expired. As a result, and as of the date of this Annual Information Form, no warrants issued by the Corporation are outstanding.

80	Annual Information Form

COMPENSATION OPTIONS

Stock Options Issued Under the Stock Option Plan

As of December 31, 2021, an aggregate number of 2,352,250 stock options issued by the Corporation were outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 2,352,250 Common Shares as follows:

	Number of Stock Options	Number of Vested Stock Options	Exercise Price	Expiry Date
	70,000	70,000	2.75	February 13, 2022
	10,000	10,000	3.45	September 25, 2022
	15,000	15,000	4.00	September 25, 2022
	20,000	20,000	4.20	November 27, 2022
	215,000	215,000	3.20	May 18, 2023
	10,000	10,000	3.10	June 21, 2023
	150,000	100,000	3.75	November 1, 2023
	112,500	112,500	2.35	May 27, 2024
	175,000	175,000	2.35	September 12, 2024
	25,000	25,000	2.10	November 29, 2024
	3,000	3,000	1.95	January 16, 2025
	7,500	7,500	2.10	February 13, 2025
	570,000	420,000	1.85	September 2, 2025
	15,000	15,000	2.40	October 1, 2025
	230,500	230,500	7.00	November 30, 2025
	100,000	50,000	12.90	January 6, 2026
	593,750	576,250	16.84	May 24, 2026
	15,000	3,750	8.15	September 15, 2026
	15,000	-	8.08	November 17, 2026
Total	2,352,250	2,058,500

81	Annual Information Form

Between January 1, 2022 and the date of this Annual Information Form, 76,500 stock options were exercised, 440,000 stock options were granted, and 13,750 stock option expired. As a result, and as of the date of this Annual Information Form, an aggregate of 2,700,500 stock options issued by the Corporation were outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 2,700,500 Common Shares as follows:

	Number of Stock Options	Number of Vested Stock Options	Exercise Price	Expiry Date
	10,000	10,000	3.45	September 25, 2022
	15,000	15,000	4.00	September 25, 2022
	20,000	20,000	4.20	November 27, 2022
	215,000	215,000	3.20	May 18, 2023
	10,000	10,000	3.10	June 21, 2023
	150,000	100,000	3.75	November 1, 2023
	175,000	-	8.49	March 11, 2024
	112,500	112,500	2.35	May 27, 2024
	175,000	175,000	2.35	September 12, 2024
	25,000	25,000	2.10	November 29, 2024
	3,000	3,000	1.95	January 16, 2025
	7,500	7,500	2.10	February 13, 2025
	570,000	420,000	1.85	September 2, 2025
	15,000	15,000	2.40	October 1, 2025
	222,500	222,500	7.00	November 30, 2025
	100,000	100,000	12.90	January 6, 2026
	580,000	580,000	16.84	May 24, 2026
	15,000	7,500	8.15	September 15, 2026
	15,000	3,750	8.08	November 17, 2026
	225,000	-	8.87	January 23, 2027
	40,000	-	8.49	March 11, 2027
Total	2,700,500	2,041,750

As of December 31, 2021, the Board of Directors was entitled to grant stock options in accordance with the Nouveau Monde Graphite Inc. 2018 Stock Option Plan, as adopted by the Board of Directors on June 29, 2021, to employees, officers, directors or consultants of the Corporation or any subsidiary thereof, and to persons employed to perform investor relations activities.

For further details about the stock options issued by the Corporation as of December 31, 2021, reference is made to note 15.4 to the Corporation’s audited annual consolidated financial statements for the fiscal year ended December 31, 2021 which are available under the Corporation’s profile on SEDAR at www.sedar.com.

82	Annual Information Form

AGREEMENTS WITH PALLINGHURST GRAPHITE

BOND

The Bond issued in connection with the Bond Transaction was a three-year instrument in the principal amount of $15 million, which bore interest at a rate of 15% per annum, payable annually commencing on December 31, 2020. Accrued interest under the Bond was capitalized quarterly and added to the principal amount thereunder unless the Corporation elected to settle any accrued interest with Pallinghurst Graphite at the end of a given calendar quarter; otherwise, the annual payment of any interest was made in cash or shares at the Corporation’s discretion. The principal amount, together with all accrued and unpaid or uncapitalized interest thereunder, was payable on July 14, 2023. The Corporation's obligations under the Bond were secured by a hypothec in favour of Pallinghurst Graphite over substantially all of the Corporation's movable and immovable assets, subject to certain existing permitted encumbrances. At any time, Pallinghurst Graphite had the right to convert all or a portion of the Bond into such number of Common Shares equal to the principal amount being converted, divided by the conversion price of $0.20 (pre-Consolidation) per Common Share. Pallinghurst Graphite also had the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the Bond into Common Shares at the market price of the Common Shares (within the meaning provided in the Bond) at the future time of conversion subject to the TSXV’s approval at such time.

On October 18, 2021, the Corporation announced that Pallinghurst International, the holder of the Bond, had converted the full outstanding principal amount of the Bond into Common Shares in two tranches: (i) 1,875,000 Common Shares were received by Pallinghurst International on exercise of the first tranche and distributed by Pallinghurst International to its investors, which include Messrs. Arne H Frandsen and Andrew Willis, who are directors of the Corporation and (ii) 5,625,000 Common Shares were subsequently issued to Pallinghurst International in regard to the second tranche. The Corporation elected to settle the accrued and unpaid interest of $1,900,463 owing under the Bond by issuing an additional 220,471 Common Shares at $8.62 per Common Share. The hypothec granted in favour Pallinghurst Graphite with respect to the Bond will be discharged concurrently with the grant of a hypothec securing the obligations of the Corporation under the Royalty.

AMENDED AND RESTATED INVESTMENT AGREEMENT

On August 28, 2020, upon closing of the Pallinghurst Transactions, an amended and restated investment agreement was entered into to amend the existing investment agreement dated April 2, 2019 (the “Amended and Restated Investment Agreement”). The Amended and Restated Investment Agreement provides that Pallinghurst Graphite is entitled to nominate three (3) nominees to the Board of Directors so long as it holds more than 20% of the issued and outstanding Common Shares. In the event Pallinghurst Graphite holds less than 20% of the issued and outstanding Common Shares but greater than 10% of the issued and outstanding Common Shares, Pallinghurst Graphite shall be entitled to nominate two (2) nominees to the Board of Directors. Pallinghurst Graphite shall no longer be entitled to nominate any nominee once its as-converted ownership falls below 10% of the issued and outstanding Common Shares. Under the Amended and Restated Investment Agreement, Pallinghurst Graphite has agreed to a lock-up restriction pursuant to which it shall not sell or otherwise dispose of its Common Shares until August 28, 2021. Pallinghurst Graphite was also granted anti-dilution rights over subsequent equity offerings by the Corporation in order to maintain its relative ownership in shares of the Corporation on an as-converted basis. Such anti-dilution rights are in force until August 28, 2021. If Pallinghurst Graphite’s as-converted ownership falls below 10%, the Corporation and Pallinghurst Graphite shall cease to have any rights and obligations with respect to the anti-dilution rights granted under the Amended and Restated Investment Agreement.

ROYALTY

Concurrently with the entering into of the Bond Transaction, the Corporation entered into the Royalty Transaction whereby the Corporation issued and sold a 3% royalty to Pallinghurst Graphite for an aggregate purchase price of

83	Annual Information Form

approximately $5 million, including accrued interest. Until July 14, 2023, the Royalty is subject to a 1% buy-back right in favour of the Corporation. The consideration to be paid by the Corporation upon exercise of its buy-back right will be equal to approximately $1.3 million, plus an amount equal to interest accrued at a rate of 9% per annum from and after the closing of the Pallinghurst Transactions up to the buyback date. Pursuant to the Royalty, Pallinghurst Graphite will have the right, until July 14, 2023, to request that the Royalty be converted into a graphite stream agreement or other similar forward purchase agreement, provided that the Corporation will not be required to complete any such conversion if such conversion could have a negative impact on the Corporation. The Corporation's obligations under the Royalty may be secured by a hypothec in favour of Pallinghurst Graphite, upon its request (or that of its successors and permitted assigns), over the Matawinie Graphite Property. Such request has been made by Pallinghurst International for a new hypothec to be granted concurrently with the discharge of the hypothec securing the Corporation’s obligations under the Bond. The purchase price for the Royalty was satisfied by setting-off all principal and accrued interest amounts owing by the Corporation to Pallinghurst Graphite under the promissory note dated June 27, 2019 in the principal amount of $2 million and the promissory note dated March 16, 2020 in the principal amount of $2 million, each of which was cancelled.

ASSIGNMENT AND ASSUMPTION AGREEMENT

Pursuant to the Assignment and Assumption Agreement, the rights and obligations of Pallinghurst Graphite under the Pallinghurst Transactions had been assigned to Pallinghurst International. See “Fiscal Year Ended December 31, 2020 – The Bond Transaction and the Royalty Transaction”.

MARKET FOR SECURITIES

MARKET

The issued and outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “NOU”, on the NYSE under the symbol “NMG” and on the Frankfurt Stock Exchange under the symbol “NM9A”. The issued and outstanding Common Shares were listed and posted for trading on the OTCQX under the symbol “NMGRF” until May 21, 2021.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol “NOU” and the NYSE under the symbol “NMG”.

TSXV

The following table sets forth trading information for the Common Shares on the TSXV (as reported by www.money.tmx.com) during the 12-month period prior to the date of this Annual Information Form.

Effective as of March 24, 2021, the Corporation implemented the Consolidation on the basis of the Consolidation Ratio. The numbers, prices and trading volumes of the Common Shares provided in the table below have been adjusted to take

84	Annual Information Form

into consideration the Consolidation. The Common Shares began trading on the TSXV on a post-Consolidation basis at the open of markets on March 31, 2021.

Month	High ($)(1)	Low ($)(2)	Trading Volume(3)
January 2021	19.80	10.40	4,281,194
February 2021	27.40	14.80	5,065,404
March 2021	22.30	15.20	3,402,410
April 2021	20.50	12.00	1,988,247
May 2021	19.18	12.75	1,669,792
June 2021	15.74	9.02	2,157,185
July 2021	10.35	7.59	1,367,431
August 2021	8.93	7.51	671,107
September 2021	8.42	6.36	1,910,596
October 2021	10.99	7.10	1,750,993
November 2021	11.90	9.47	2,033,599
December 2021	9.79	7.30	2,012,852
January 2022	10.89	7.94	1,277,723
February 2022	9.84	8.10	855,212
March 1 to March 22, 2022	9.19	8.04	685,813

Notes:

(1)	Includes intra-day high prices.
(2)	Includes intra-day low prices.
(3)	Total volume traded in the relevant period.

85	Annual Information Form

NYSE

The following table sets forth trading information for the Common Shares on the NYSE (as reported by www.nyse.com) since May 24, 2021, the date the Common Shares began trading on the NYSE.

Month	High (US$)(1)	Low (US$)(2)	Trading Volume(3)
May 24 to May 31, 2021	16.29	12.41	243,817
June 2021	13.04	7.20	5,627,409
July 2021	8.00	5.97	2,980,869
August 2021	7.25	5.83	1,745,499
September 2021	6.69	5.07	1,954,271
October 2021	8.87	5.61	2,690,605
November 2021	9.57	7.36	3,177,163
December 2021	7.77	5.67	2,934,901
January 2022	8.81	6.26	2,070,930
February 2022	7.76	6.30	1,045,382
March 1 to March 22, 2022	7.25	6.25	727,156

Notes:

(1)	Includes intra-day high prices.
(2)	Includes intra-day low prices.
(3)	Total volume traded in the relevant period.

PRIOR SALES

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Corporation during the Corporation’s fiscal year ended December 31, 2021 and up to the date of this Annual Information Form. Unless otherwise specified in this section, the numbers and price of the Common Shares and the

86	Annual Information Form

information on securities convertible into Common Shares provided in this section are stated on a post-Consolidation basis after giving effect to the Consolidation.

Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security
January 6, 2021	100,000 stock options	12.90
May 26, 2021	605,000 stock options	16.84
September 21, 2021	15,000 stock options	8.15
November 17, 2021	15,000 stock options	8.08
January 24, 2022	225,000 stock options	8.87
March 11, 2022	215,000 stock options	8.49

DIRECTORS AND EXECUTIVE OFFICERS

Pursuant to the Articles of Amalgamation of the Corporation, the Board of Directors shall consist of a minimum of three and a maximum of 15 directors. The directors of the Corporation are elected annually by the shareholders of the Corporation at the annual general meeting of shareholders. Each director so elected shall hold office until the next annual general meeting of the shareholders of the Corporation, unless he shall resign or his office becomes vacant by death, removal or other cause.

NAME, OCCUPATION AND SECURITIES HOLDING

The following table contains certain information on the Corporation’s directors and executive officers as of the date of this Annual Information Form.

Name and Residence	Position Held with the Corporation and Period Served as Director	Principal Occupation During Past Five Years
Yannick Beaulieu (1) Québec, Canada	Director of the Corporation since February 2017	Independent Consultant – Management and Corporate Finance Financial Director and Partner of Solido Construcciones S.r.l. Former Chief Financial Officer of Verval Ltd.
Daniel Buron (2) Québec, Canada	Director of the Corporation since September 2019	Executive Vice-President and Chief Financial Officer of Domtar Corp.
Éric Desaulniers (3) Québec, Canada	President and Chief Executive Officer Director of the Corporation since January 2013	President and Chief Executive Officer of the Corporation

87	Annual Information Form

Arne H Frandsen (4) Geneva, Switzerland	Director of the Corporation since May 2019	Co-Founder and Managing Partner of The Pallinghurst Group
Nathalie Jodoin (5) Québec, Canada	Director of the Corporation since January 2016	Lawyer, Patent Agent and Senior Counsel of Robic, LLP
Jürgen Köhler (6) Kelkheim, Germany	Director of the Corporation since April 2021	Former Chief Executive Officer, SGL Carbon SE
Nathalie Pilon (7) Québec, Canada	Director of the Corporation since December 2020	Former President of ABB Inc. in Canada
James Scarlett (8) Ontario, Canada	Director of the Corporation since December 2020	Former Executive Vice-President and Chief Legal Officer of Hydro One Limited
Andrew Willis(9) Guernsey	Director of the Corporation since May 2021	Co-Founder and Managing Partner of The Pallinghurst Group
Charles-Olivier Tarte Québec, Canada	Chief Financial Officer of the Corporation	Chief Financial Officer of the Corporation
David Torralbo Québec, Canada	Chief Legal Officer and Corporate Secretary of the Corporation	Chief Legal Officer and Corporate Secretary of the Corporation Former Chief Legal Officer and Corporate Secretary of Atrium Innovations Inc.
Bernard Perron Québec, Canada	Chief Operating Officer of the Corporation	Chief Operating Officer of the Corporation Senior Vice President, Project Development & Operations Services of Inter Pipeline Ltd.

Notes:

(1)

Chair of the ESG, Community, Sustainability and Diversity Committee and member of the Audit Committee, the Governance, Compliance and Legal Committee and the ESG, Community, Sustainability and Diversity Committee.

(2)	Lead Independent Director, Chair of the Audit Committee and member of the Human Resources, Nominating and Compensation Committee and the Governance, Compliance and Legal Committee.
(3)	Member of the Projects and Development Committee and the Safety, Health and Well-Being Committee.
(4)

Chair of the Board of Directors and the Human Resources, Nominating and Compensation Committee and member of the Governance, Compliance and Legal Committee and the ESG, Community, Sustainability and Diversity Committee.

(5)	Member of the Safety, Health and Well-Being Committee, the ESG, Community, Sustainability and Diversity Committee and the Human Resources, Nominating and Compensation Committee.
(6)	Chair of the Projects and Development Committee and member of the Audit Committee and the Projects and Development Committee.

88	Annual Information Form

(7)	Chair of the Safety, Health and Well-Being Committee and member of the Audit Committee and the Projects and Development Committee.
(8)	Chair of the Governance, Compliance and Legal Committee and member of the Human Resources, Nominating and Compensation Committee and the Safety, Health and Well-Being Committee.
(9)	Member of the Projects and Development Committee.

As of the date of this Annual Information Form, the Corporation’s directors and executive officers as a group beneficially owned or exercised control or direction over, directly or indirectly, an aggregate of 12,546,386 Common Shares, representing approximately 22.72 % of the issued and outstanding Common Shares (including Common Shares held by Pallinghurst Graphite and Pallinghurst International).

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Board of Directors and based on the information provided by the directors or executive officers of the Corporation, none of these persons:

»

is, as at the date of this Annual Information Form, or has been, within ten years before this date, director, chief executive officer or a chief financial officer of any corporation, including the Corporation, which has been subject to one of the following orders:

─

a cease trade order, an order similar to a cease trade order or an order that denied the corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, while the person was acting in the capacity as director, chief executive officer or chief financial officer; or

─

a cease trade order, an order similar to a cease trade order or an order that denied the corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the person exercised these duties.

To the knowledge of the Board of Directors and based on the information provided by the directors or executive officers of the Corporation or shareholders of the Corporation holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, none of these persons:

»

is, as at the date of this Annual Information Form, or has been within ten years before this date, a director or executive officer of any corporation, including the Corporation, that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

»

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

»

has been imposed any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been imposed any penalties or sanctions by a court or a regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

On or about March 20, 2012, the Corporation completed a private placement with 109 investors, including 82 Québec residents. Three of these Québec investors have declared and guaranteed, in a Schedule to the subscription agreement, that they were accredited investors. An investigation conducted by the Autorité des marchés financiers (the “AMF”)

89	Annual Information Form

revealed that these three Québec investors could not benefit from the accredited investor exemption provided for in Section 2.3 of Regulation 45-106 respecting Prospectus Exemptions, since they had incorrectly stated that they owned, at that time, financial assets with an aggregate value of more than one million dollars. The AMF has therefore established that additional verification measures should have been completed by Mr. Eric Desaulniers with respect to the quality of these three Québec investors, thereby enabling the AMF to impose to Mr. Desaulniers an administrative monetary penalty pursuant to the Securities Act (Québec). Pursuant to a settlement agreement between the AMF and Mr. Desaulniers, and ratified by the Tribunal administratif des marchés financiers on April 4, 2018, Mr. Desaulniers agreed to pay an administrative fine of $10,000.

CONFLICTS OF INTEREST

Certain of the Corporation’s directors and officers serve or may agree to serve as directors or officers of other reporting companies that may compete with the Corporation in some respects or may hold significant shareholdings in the Corporation or other companies that compete with the Corporation and, to the extent that such other companies may have conflicting interests, the directors of the Corporation may have a conflict of interest. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. Under the CBCA, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time. See “Risk Factors” in this Annual Information Form.

AUDIT COMMITTEE

THE AUDIT COMMITTEE’S CHARTER

On May 19, 2021, the Board of Directors approved the Audit Committee’s charter (the “Charter”), which describes the duties, responsibilities and skills required from its members as well as the terms of their nomination and dismissal and their relationship with the Board of Directors.

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of: (i) the integrity of the financial statements, the financial reporting process and related information; (ii) the independence, qualifications, appointment and performance of the external auditor; (iii) compliance with applicable legal and regulatory requirements; (iv) disclosure, internal controls and internal audit procedures; and (v) risk management processes. In addition, the Audit Committee provides an avenue for communication between the external auditor, management, and other employees of the Corporation, as well as the Board of Directors, concerning accounting and auditing matters. The Charter is attached as Schedule “C” to this Annual Information Form.

90	Annual Information Form

COMPOSITION OF THE AUDIT COMMITTEE

As of the date of this Annual Information Form, the Audit Committee is composed of the following members:

Name	Independent	Financially Literate
Daniel Buron (Chair)	Yes	Yes
Yannick Beaulieu	Yes	Yes
Jürgen Köhler	Yes	Yes
Nathalie Pilon	Yes	Yes

RELEVANT EDUCATION AND EXPERIENCE

Since 2004, Mr. Buron has served as Senior Vice-President and Chief Financial Officer of Domtar Corporation (NYSE:UFS) and Domtar Inc. Before joining Domtar in 1999, he held various finance positions with a leading firm in the commercialization and development of IT applications, solutions and tools as well as with one of the big four international accounting firms. Mr. Buron has more than 30 years of experience in finance. He is a member of the Québec Chartered Professional Accounting (CPA) order and a member of the Institute of Corporate Directors (ICD). He currently sits on the board of McGill University Health Center Foundation and served, until June 2020, on the board of SEMAFO, a TSX-listed company.

Mr. Beaulieu is an independent consultant in the field of management and corporate finance. He is also currently the financial director and partner of Solido Construcciones S.r.l., a privately held construction company in the Dominican Republic with ties to Canadian suppliers. Mr. Beaulieu was the former Chief Financial Officer of Verval Ltd, a privately held company in the construction industry specialized in building envelope which is headquartered in the National Capital Region (Gatineau/Ottawa). He is also a member of the Board of Directors of a privately held real estate company also in the National Capital Region. Before joining Verval Ltd in 2015, he held the position of auditor in several accounting firms, including his own and was a part-time Accounting Lecturer with Université du Québec en Outaouais. He is a member of the Québec Chartered Professional Accounting (CPA) order and holds a bachelor's degree in administration (accounting) and a master's degree in business administration (MBA) from the Université du Québec à Trois-Rivières.

Mr. Köhler was formerly the CEO of SGL Carbon, an advanced graphite materials company. Based in Wiesbaden, Germany, he was responsible for approximately 5,000 employees and over 30 operating plants globally. Before becoming the CEO of SGL Carbon, he worked for more than a decade as a senior chemical engineer and Department Leader for the company. Among his many roles, he was responsible for building and operating advanced graphite materials plants in Europe, North America and Asia. Before his time at SGL Carbon, Mr. Köhler worked in the United States for Celanese Corporation as Director for Manufacturing & Technology. Before that, he worked as a chemical engineer at Hoechst AG, in Frankfurt. Mr. Köhler earned a Ph.D. in Chemical Engineering with “summa cum laude” from the Technical University of Munich (TUM).

91	Annual Information Form

Mrs. Pilon was President of ABB Inc. in Canada and member of the Executive Board of ABB Americas until the end of 2019. Prior to her appointment, she was President of Thomas & Betts Canada, where she had been with the company since 1996 as Vice President, Finance and Information Technologies. Prior to joining Thomas & Betts, Mrs. Pilon served as Senior Manager, Professional Practice for KPMG. She was named one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network. In 2015 she received the distinguished Leadership Award by the Association of Women in Finance, and in 2018 she was awarded an Honorary Doctorate from Concordia University for her innovation in business. Mrs. Pilon holds a Bachelor’s degree in Business Administration from HEC Montréal and is a fellow of the Québec Order of Chartered Professional Accountants (FCPA). She is a board member of HEC Montréal, the CSA Group, the Montréal Port Authority and NanoXplore Inc.

As such, all the members of the Audit Committee have the financial skills necessary to understand the accounting principles used by the Corporation in preparing its financial statements as well as the ability to assess the general application of such accounting principles. The members of the Audit Committee also have relevant experience in analyzing and evaluating financial statements that presents a level of complexity of accounting issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities. The members of the Audit Committee also understand the internal controls and procedures respecting the disclosure of financial information. See section “Directors and Officers – Name, Occupation and Security Holding” in this Annual Information Form.

RELIANCE ON CERTAIN EXEMPTIONS

Since the beginning of the Corporation’s fiscal year ended December 31, 2021, the Corporation has not relied on the provisions of sections 2.4, 3.2, 3.4 and 3.5 of Regulation 52-110 or on an exemption under Part 8 of Regulation 52-110.

AUDIT COMMITTEE OVERSIGHT

Since the beginning of the Corporation’s fiscal year ended December 31, 2021, the Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services. However, the Audit Committee may approve, from time to time, expenses made for non-audit-related services contracts.

92	Annual Information Form

EXTERNAL AUDITOR SERVICE FEES

The following table sets out the service fees invoiced by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2020 and December 31, 2021:

	2020	2021
Audit Fees(1)	$246,314	$548,419
Audit-Related Fees(2)	-	$28,476
Tax Fees(3)	$13,650	-
All Other Fees(4)	-	-
Total	$259,964	$576,895

Notes:

(1)

Audit fees relate to professional services rendered for the audit of the Corporation’s annual consolidated financial statements and reviews of the Corporation’s interim consolidated financial statements, and for fees in connection with the public offerings of Common Shares.

(2)	Audit-related fees relate to translation services.
(3)	Tax fees relate to consulting services in connection with the review of the Corporation’s tax returns.
(4)	All other fees not included above.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Since the beginning of the fiscal year ended December 31, 2021 and up to the date of this Annual Information Form, there were no legal proceedings outstanding or regulatory actions pending involving the Corporation or any of its properties or to which the Corporation is a party or to which its properties are subject, nor to the knowledge of the Corporation are any such legal proceedings contemplated or such regulatory actions threatened, as of the date hereof, which are or could become material to the Corporation.

On September 20, 2021, the Corporation entered into a settlement agreement with, inter alios, 3457265 Canada Inc. in connection with a dispute concerning the 3457265/Desaulniers NSR (see “Description of the Mineral Properties – The Matawinie Graphite Property - Property Description, Location and Ownership). Pursuant to the settlement, the Corporation paid a total amount of $3.0 million to 3457265 Canada in order to resolve the dispute, of which $1.8 million was used to buy back the portion of the 3457265/Desaulniers NSR held by 3457265 Canada Inc. Mr. Desaulniers still holds his 0.20% net smelter return royalty, which is part of the 3457265/Desaulniers NSR.

Since the beginning of the fiscal year ended December 31, 2021 and up to the date of this Annual Information Form: (i) the Corporation has not been the subject of penalties or sanctions imposed by a court relating to securities legislation or by a

93	Annual Information Form

securities regulatory authority; (ii) the Corporation has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority; and (iii) no penalties or sanctions has been imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, with the exception of what is provided herein, no director, executive officer, or person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Corporation, or an associate or affiliate of any of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Corporation or its subsidiaries.

Pallinghurst Graphite is the wholly-owned subsidiary of Pallinghurst International, the beneficial owner of a total 11,541,014 Common Shares representing 20.94% of the issued and outstanding Common Shares. On April 3, 2019, the Corporation entered into a subscription agreement in connection with the Pallinghurst Private Placement. See “Fiscal Year Ended December 31, 2019 – Pallinghurst Private Placement and Institutional Private Placement”. On June 28, 2019, the Corporation closed the 2019 Unsecured Financing with Pallinghurst Graphite for an aggregate amount of $2,000,000. See “Three-Year History – Fiscal Year Ended December 31, 2019 – 2019 Unsecured Financing”. On March 16, 2020, the Corporation closed the 2020 Unsecured Financing with Pallinghurst Graphite for an aggregate amount of $2,000,000. On July 15, 2020, the Corporation entered into financing transactions with Pallinghurst Graphite in connection with the Pallinghurst Transactions. See “Fiscal Year Ended December 31, 2020 – Issuances for Cash Consideration”. On February 12, 2021, the Corporation closed the 2021 Private Placement, pursuant to which Pallinghurst subscribed for 793,103 Common Shares (pre-consolidation), for a total subscription price of approximately $1,150,000 million. On February 1, 2021, the Corporation announced it had secured $16.5 million from the exercise of the Pallinghurst Warrants. See “Fiscal Year Ended December 31, 2021 and up to the date of this Annual Information Form – Issuances for Cash Consideration”. On October 18, 2021, Pallinghurst International, the holder of the Bond, converted the full outstanding principal amount of the Bond into Common Shares in two tranches: (i) 1,875,000 Common Shares were received by Pallinghurst International on exercise of the first tranche and distributed by Pallinghurst International to its investors and (ii) 5,625,000 Common Shares were subsequently issued to Pallinghurst International in regard to the second tranche. See “Fiscal Year Ended December 31, 2021 and up to the date of this Annual Information Form – The Bond Transaction”.

Investissement Québec is the beneficial owner of 5,795,991 Common Shares representing 10.52% of the issued and outstanding Common Shares. On April 29, 2020, the Corporation closed a financing agreement with Investissement Québec for an aggregate amount received of $1,994,405 through the Loan Offers. See “Fiscal Year Ended December 31, 2020 – Issuances for Cash Consideration”. On February 12, 2021, the Corporation closed the 2021 Private Placement, pursuant to which Investissement Québec subscribed for 3,172,413 Common Shares (pre-Consolidation), for a total subscription price of approximately $4.6 million. On July 23, 2021, the Corporation announced the closing of the IQ Private Placement pursuant to which the Corporation issued to Investissement Québec a total of 1,978,750 Common Shares for proceeds to the Corporation of approximately $18.3 million.

TRANSFER AGENT AND REGISTRAR

The Corporation’s transfer agent and registrar in Canada is TSX Trust Company (“TSX Trust”). The register of transfers of the Common Shares in Canada is held at TSX Trust’s offices located in its place of business at 2001 Robert-Bourassa Blvd. Suite 1600, Montréal, Québec H3A 2A6.

94	Annual Information Form

The Corporation’s co-transfer agent in the United States is American Stock Transfer & Trust Co LLC located at 6201 15th Avenue, Brooklyn, NY 11219.

MATERIAL CONTRACTS

The following lists any contract material to the Corporation that was entered into outside the normal course of business during the most recently completed fiscal year or before the last fiscal year that is still in effect:

»

the Investment Agreement dated April 2, 2019 between the Corporation and Pallinghurst Graphite for the purposes of granting certain rights to Pallinghurst Graphite in connection with the Pallinghurst Private Placement, as amended and restated pursuant to the Amended and Restated Investment Agreement (see “Agreements with Pallinghurst Graphite – Amended and Restated Investment Agreement”);

»	the Royalty Purchase Agreement dated July 14, 2020 between the Corporation and Pallinghurst Graphite (see “Agreements with Pallinghurst Graphite – Royalty”);
»

the underwriting agreement dated January 15, 2021 between the Corporation and BMO (see “Three-Year History - Fiscal Year Ended December 31, 2021 and up to the date of this Annual Information Form – Issuances for Cash Consideration”);

»

the underwriting agreement dated June 18, 2021 between the Corporation, BMO Nesbitt Burns Inc. and Evercore Group L.L.C. (see “Three-Year History - Fiscal Year Ended December 31, 2021 and up to the date of this Annual Information Form – Issuances for Cash Consideration”); and

»

the equity distribution agreement dated January 21, 2022 between the Corporation, Canaccord Genuity Corp., Canaccord Genuity LLC, B. Riley Securities, Inc. and Roth Capital Partners LLC. (see “Three-Year History - Fiscal Year Ended December 31, 2021 and up to the date of this Annual Information Form – Issuances for Cash Consideration”).

INTERESTS OF EXPERTS

Certain information of a scientific or technical nature in respect of the Matawinie Graphite Property contained in this Annual Information Form is based on the Technical Report. Mrs. Céline M. Charbonneau P. Eng., M. Sc., a Senior Project Manager with Met-Chem has reviewed and approved the scientific and technical information summarized from the Technical Report and contained in this Annual Information Form. Mrs. Charbonneau is considered, by virtue of her education, experience and professional association, to be a “qualified person” within the meaning of NI 43-101. As of the date hereof, Mrs. Charbonneau had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties.

The Technical Report was prepared by the Authors of the Technical Report, as this term is defined above. As of the date of this Annual Information Form, Mr. Bernard-Olivier Martel, P. Geo., B. Sc., Mr. Yann Camus, P. Eng., Mr. Oliver Peters, P. Eng., M. Sc., MBA, Mr. Patrick Perez P. Eng., M. Sc., Mr. Ewald Pengel, P. Eng., M. Sc., Mr. Jordan Zampini, P. Eng., and Mrs. Céline M. Charbonneau, P. Eng., M.Sc., each of whom is a “qualified person” within the meaning of NI 43-101, had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties, except for Mrs. Martine Paradis, Eng., who has been appointed as Vice-President, Chief Engineer Infrastructure and Environment of the Corporation on May 15, 2019 and owns, directly or indirectly, less than 1% of the Corporation’s securities or properties, and for Mr. Martin Saint-Amour, P. Eng., who owns, directly or indirectly, less than 1% of the Corporation’s securities or properties.

Mr. Yann Camus, P. Eng. of SGS Canada Inc. - Geological Services, has reviewed and approved the scientific and technical information contained in the section entitled “Technical Information Update as of the Date of this Annual Information

95	Annual Information Form

Form”. Mr. Yann Camus is considered, by virtue of his education, experience and professional association, to be a “qualified person” within the meaning of NI 43-101. As of the date hereof, Mr. Camus had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties.

The auditors of the Corporation are PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. (“PwC”), a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada, H3B 4Y1. PwC has advised the Corporation that it is independent with respect to the Corporation within the meaning of the Code of ethics of chartered professional accountants (Québec) and has complied with the SEC’s rules on auditor independence and Rule 3520 Auditor Independence of the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information regarding the Corporation, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s management proxy circular for the most recent annual general and special meeting of the Corporation, which is available under the Corporation’s profile on SEDAR at www.sedar.com.

Additional information regarding the Consolidation is contained in the Corporation’s management proxy circular dated February 22, 2021 prepared in connection with the special meeting of shareholders of the Corporation held on March 23, 2021, which is available under the Corporation’s profile on SEDAR at www.sedar.com.

Additional financial information regarding the Corporation is provided in the audited annual financial statements and the management’s discussion and analysis of the Corporation for the fiscal year ended December 31, 2021, which are available under the Corporation’s profile on SEDAR at www.sedar.com.

Additional information regarding the Corporation is also available under its profile on SEDAR at www.sedar.com and on the Corporation’s web site at www.NMG.com.

96	Annual Information Form